As filed with the Securities and Exchange Commission on November 7, 2006

Registration No. 333-138026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PROSPERITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Texas	6022	74-2231986
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

(713) 693-9300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Zalman

Chairman of the Board and Chief Executive Officer

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

(713) 693-9300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charlotte M. Rasche	Katherine M. Koops
Bracewell & Giuliani LLP	Powell Goldstein LLP
South Tower Pennzoil Place 711 Louisiana Street, Suite 2300 Houston, Texas 77002 Phone: (713) 223-2300 Fax: (713) 221-1212	1201 Peachtree Street 14th Floor Atlanta, Georgia 30309 Phone: (404) 572-6600 Fax: (404) 572-6999

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Prosperity Bancshares, Inc. and Texas United Bancshares, Inc. have agreed to a merger of our companies. If the merger is completed, for each share of Texas United common stock that they own, Texas United shareholders will receive one share of Prosperity common stock, subject to adjustment, plus cash instead of any fractional shares. The exchange ratio is subject to adjustment in the event the average closing sales price of the Prosperity common stock for the 20 trading days ending on and including the tenth trading day immediately prior to the closing date of the merger falls below $28.50 or exceeds $34.84. Prosperity shareholders will continue to own their existing shares. Prosperity’s common stock is listed on the Nasdaq Global Select Market under the symbol “PRSP.” Based on the average closing price of Prosperity common stock for the 20 trading days ending on October 27, 2006 of $34.69 per share, shareholders of Texas United will receive merger consideration of one share of Prosperity common stock for each share of Texas United common stock they own. After completion of the merger, we expect that current Prosperity shareholders will own approximately 75.3% of the combined company and shareholders of Texas United will own approximately 24.7% of the combined company.

We cannot complete the merger unless we obtain the necessary government approvals and unless the shareholders of both companies approve the merger agreement. Each of us is asking our shareholders to consider and vote on this merger proposal at our respective companies’ special meetings of shareholders. Whether or not you plan to attend your company’s meeting, please take the time to vote by completing and mailing the enclosed proxy card to the appropriate company. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the merger agreement. If you do not return your proxy card, or if you do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote against the merger agreement.

The places, dates and times of the shareholders’ meetings are as follows:

For shareholders of Prosperity:	For shareholders of Texas United:
East Lawn Board Room	State Bank Annex
80 Sugar Creek Center Boulevard	240 West Colorado St.
Sugar Land, Texas	La Grange, Texas
December 13, 2006	December 14, 2006
10:30 a.m., local time	9:00 a.m., local time

This document contains a more complete description of the shareholders’ meetings and the terms of the merger. We urge you to review this entire document carefully. You may also obtain information about Prosperity and Texas United from documents that each of Prosperity and Texas United has filed with the Securities and Exchange Commission. We enthusiastically support the merger and recommend that you vote in favor of the merger agreement.

David Zalman	L. Don Stricklin
Chairman of the Board and Chief Executive Officer	President and Chief Executive Officer
Prosperity Bancshares, Inc.	Texas United Bancshares, Inc.

An investment in Prosperity common stock in connection with the merger involves risks. See “ Risk Factors” beginning on page 35.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities that Prosperity is offering through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Joint proxy statement/prospectus dated November 7, 2006

and first mailed to shareholders of Prosperity on or about November 10, 2006 and to shareholders of Texas United on or about November 10, 2006

HOW TO OBTAIN ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Prosperity and Texas United from documents filed with the Securities and Exchange Commission that have not been included in or delivered with this document. This information is described on page 104 under “Where You Can Find More Information.” You can obtain free copies of this information by writing or calling:

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

Attention: James D. Rollins III, President and Chief Operating Officer

Telephone (713) 693-9300

Texas United Bancshares, Inc.

109 N. Main Street

La Grange, Texas 78945

Attention: Jeffrey A. Wilkinson, Chief Financial Officer

Telephone: (979) 968-8451

To obtain timely delivery of the documents before the Prosperity special meeting, you must request the information by December 6, 2006.

To obtain timely delivery of the documents before the Texas United special meeting you must request the information by December 7, 2006.

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

This joint proxy statement/prospectus has been prepared as of November 7, 2006. There may be changes in the affairs of Prosperity or Texas United since that date, which are not reflected in this document.

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

A special meeting of shareholders of Prosperity Bancshares, Inc. will be held on December 13, 2006 at 10:30 a.m., local time, in the East Lawn Board Room at 80 Sugar Creek Center Boulevard, Sugar Land, Texas for the following purposes:

1.	To approve the Agreement and Plan of Reorganization, dated as of July 18, 2006, as amended, by and between Prosperity Bancshares, Inc. and Texas United Bancshares, Inc., pursuant to which Texas United will merge with and into Prosperity, all on and subject to the terms and conditions contained therein; and

2.	To transact such other business as may properly come before the meeting.

Only shareholders of record at the close of business on October 27, 2006 will be entitled to notice of and to vote at the special meeting and any adjournments and postponements of the special meeting. In order for the proposal to approve the merger agreement to be approved, the holders of at least a majority of the outstanding shares of Prosperity common stock entitled to vote must vote in favor of the proposal. Abstentions and broker non-votes will have the same effect as votes against the approval of the merger agreement.

By Order of the Board of Directors,

David Zalman
Chairman of the Board and Chief Executive Officer

Houston, Texas

November 7, 2006

Prosperity’s board of directors unanimously recommends that you vote FOR the approval of the merger agreement. Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy in the accompanying pre-addressed postage-paid envelope.

Your Vote is Very Important

A proxy card is enclosed. Whether or not you plan to attend the special meeting, please complete, sign and date the proxy card and promptly mail it in the enclosed envelope. You may revoke your proxy card in the manner described in the joint proxy statement/prospectus at any time before it is exercised. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

Texas United Bancshares, Inc.

109 N. Main Street

La Grange, Texas 78945

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

A special meeting of shareholders of Texas United Bancshares, Inc. will be held on December 14, 2006 at 9:00 a.m., local time, at State Bank Annex, 240 West Colorado St., La Grange, Texas, for the following purposes:

1.	To approve the Agreement and Plan of Reorganization, dated as of July 18, 2006, as amended, by and between Prosperity Bancshares, Inc. and Texas United Bancshares, Inc., pursuant to which Texas United will merge with and into Prosperity, all on and subject to the terms and conditions contained therein; and

2.	To transact such other business as may properly come before the meeting.

Only shareholders of record at the close of business on October 26, 2006 will be entitled to notice of and to vote at the meeting and any adjournments and postponements of the special meeting. In order for the proposal to approve the merger agreement to be approved, the holders of at least 70% of the outstanding shares of Texas United common stock entitled to vote must vote in favor of the proposal. Abstentions and broker non-votes will have the same effect as votes against the approval of the merger agreement.

By Order of the Board of Directors,

Ervan E. Zouzalik
Chairman of the Board

La Grange, Texas

November 7, 2006

Texas United’s board of directors unanimously recommends that you vote FOR the approval of the merger agreement. Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy in the accompanying pre-addressed postage-paid envelope.

Your Vote is Very Important

A proxy card is enclosed. Whether or not you plan to attend the special meeting, please complete, sign and date the proxy card and promptly mail it in the enclosed envelope. You may revoke your proxy card in the manner described in the joint proxy statement/prospectus at any time before it is exercised. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

i

(continued)

ii

(continued)

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What will happen in the merger?

A:	In the merger, Texas United will be merged with and into Prosperity, with Prosperity being the surviving corporation. If the merger agreement is approved by the shareholders of both Prosperity and Texas United and the merger is subsequently completed, each outstanding share of Texas United common stock will be converted into the right to receive one share of Prosperity common stock. The merger consideration is subject to adjustment based on the 20 trading day average closing price of the Prosperity common stock in the manner and under the circumstances set forth in the merger agreement and described in this joint proxy statement/prospectus.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger during the first quarter of 2007, although delays could occur.

Q:	What are the shareholders being asked to vote upon?

A:	The shareholders of both Prosperity and Texas United are being asked to vote upon a proposal to approve the merger agreement providing for the merger of Texas United with and into Prosperity.

Q:	What votes are required for approval of the merger agreement?

A:	Approval of the merger agreement by Prosperity shareholders requires the affirmative vote of the holders of at least a majority of the shares of Prosperity common stock outstanding on October 27, 2006. Approval of the merger agreement by Texas United shareholders requires the affirmative vote of holders of at least 70% of the shares of Texas United common stock outstanding on October 26, 2006.

Q:	What are the recommendations of the boards of directors?

A:	The boards of directors of Prosperity and Texas United have unanimously approved and adopted the merger agreement and recommend that their respective shareholders vote FOR approval of the merger agreement.

Q:	What happens if I transfer my shares after the record date for the special meeting?

A:	The record dates for the special meeting of both Prosperity and Texas United are earlier than the expected date of completion of the merger. Therefore, if you transfer your shares of common stock after the applicable record date, but prior to the merger, you will retain the right to vote at the special meeting, but the right to receive the merger consideration will transfer with the shares of stock.

Q:	What do I need to do now?

A:	After you have thoroughly reviewed this joint proxy statement/prospectus, simply indicate on your proxy card how you want to vote and sign, date and mail it in the enclosed pre-addressed postage-paid envelope as soon as possible.

Q:	What happens if I don’t return a proxy card?

A:	Whether you are a shareholder of Prosperity or Texas United, because approval of the merger agreement requires approval of holders of at least a majority of the outstanding shares of common stock of Prosperity and at least 70% of the outstanding shares of common stock of Texas United, the failure to return your proxy card will have the same effect as a vote against the merger agreement, unless you attend your respective special meeting in person and vote for approval of the merger agreement.

Q:	May I vote in person?

A:	Yes. You may attend your respective special meeting and vote your shares in person, rather than signing and mailing a proxy card.

Q:	May I change my vote after I have submitted my proxy?

A:	Yes. You may change your vote at any time before your proxy is voted at your respective special meeting by following the instructions as detailed in “Prosperity Special Meeting—Voting and Revocation of Proxies” on page 44 or “Texas United Special Meeting—Voting and Revocation of Proxies” on page 46. Before your proxy is voted, you may submit a new proxy or you may attend the special meeting and vote in person. If you hold your shares in street name with a bank or broker, you must contact such bank or broker if you wish to revoke your proxy.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted, which will have the same effect as a vote against the merger agreement.

Q:	Should I send in my stock certificates now?

A:	No. If you are a shareholder of Prosperity, each of your shares of Prosperity common stock will remain outstanding and unchanged in the merger. Consequently, you do not need to surrender your stock certificates or exchange them for new ones.

If you are a shareholder of Texas United, after the merger is completed, Computershare Investor Services, Prosperity’s exchange agent, will send you written instructions for exchanging your stock certificates. In any event, you should not send your Texas United stock certificates with your proxy card.

Q:	Who can help answer my questions?

A:	If you have additional questions about the merger, Prosperity shareholders should contact James D. Rollins III at Prosperity Bancshares, Inc., 4295 San Felipe, Houston, Texas 77027, telephone (713) 693-9300 and Texas United shareholders should contact L. Don Stricklin at Texas United Bancshares, Inc., 109 N. Main Street, La Grange, Texas 78945, telephone (979) 968-8451.

SUMMARY

This brief summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. We urge you to carefully read this entire document and the other documents we refer to in this document. These documents will give you a more complete description of the transaction we are proposing. For more information about Prosperity or Texas United, see “Where You Can Find More Information” on page 104. We have included page references in this summary to direct you to other places in this joint proxy statement/prospectus where you can find a more complete description of the topics we have summarized.

The Companies

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

(713) 693-9300

Prosperity, a Texas corporation, is a financial holding company pursuant to the Gramm-Leach-Bliley Act (the “GLB Act”) and bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Through Prosperity Bank, its wholly owned subsidiary bank, Prosperity conducts a complete range of commercial and personal banking activities. Prosperity currently operates a total of eighty-eight (88) full-service banking centers, consisting of thirty-eight (38) in the Greater Houston Consolidated Metropolitan Statistical Area (CMSA), fifteen (15) in the Corpus Christi area, eleven (11) in the Dallas area, five (5) in the Austin area, two (2) in the East Texas area and seventeen (17) in fifteen contiguous counties extending to the south and southwest of Houston generally along the NAFTA Highway. The Greater Houston CMSA includes Austin, Brazoria, Chambers, Fort Bend, Galveston, Harris, Liberty, Montgomery, San Jacinto and Waller counties. At June 30, 2006, on a consolidated basis, Prosperity had total assets of $4.532 billion, total loans of $2.205 billion, total deposits of $3.640 billion and shareholders’ equity of $635.4 million.

Texas United Bancshares, Inc.

109 N. Main Street

La Grange, Texas 78945

(979) 968-8451

Texas United, a Texas corporation, is a financial holding company pursuant to the GLB Act and bank holding company registered under the BHC Act, with four banking subsidiaries: State Bank, GNB Financial, n.a., Gateway National Bank and Northwest Bank. State Bank, headquartered in La Grange, Texas, has 25 full-service banking locations in central and south central Texas. GNB Financial, n.a. operates seven full-service banking centers located in Cooke, Denton and Ellis counties, north and south of the Dallas-Fort Worth metroplex. Gateway National Bank, headquartered in Dallas, Texas, has six full-service banking centers located in the Dallas metropolitan area. Northwest Bank operates five full-service banking centers located in and around the Dallas-Fort Worth metroplex. Texas United also operates through State Bank six mortgage loan production offices and three limited service branches located in Dallas, Austin and San Antonio. Texas United provides a wide range of financial services to small- to medium-sized businesses, including commercial loans and commercial mortgage loans, and to individuals, including mortgage loans and consumer loans. As of June 30, 2006, on a consolidated basis, Texas United had total assets of $1.818 billion, total loans of $1.255 billion, total deposits of $1.323 billion and shareholders’ equity of $169.3 million.

Proposed Merger of Texas United into Prosperity

We have attached the merger agreement to this document as Appendix A. Please read the entire merger agreement. It is the legal document that governs the merger.

We propose a merger whereby Texas United will merge with and into Prosperity. Prosperity will be the surviving corporation in the merger. Following completion of the merger, Northwest Bank, Gateway Bank, GNB Financial and State Bank will merge with Prosperity Bank and the existing offices of Northwest Bank, Gateway Bank, GNB Financial and State Bank will become full-service banking centers of Prosperity, except that Prosperity currently intends that in connection with or shortly after operational integration (1) the GNB Financial banking center located in Ennis, Texas will be closed and consolidated with the Prosperity banking center in Ennis, Texas, (2) the State Bank banking center located in Gonzales, Texas will be combined with the Prosperity banking center in Gonzales, Texas and (3) the State Bank banking center located in Magnolia, Texas will be combined with the Prosperity banking center in Magnolia, Texas. We expect to complete the merger and the bank mergers during the first quarter of 2007, although delays could occur.

Terms of the Merger of Texas United into Prosperity (page 47)

Pursuant to the terms of the merger agreement, in exchange for each outstanding share of Texas United common stock, Prosperity will issue one share of its common stock, with the merger consideration subject to adjustment in the event that the average closing price of Prosperity’s common stock for the 20 consecutive trading days ending on the tenth trading day prior to the closing date of the merger falls below $28.50 or exceeds $34.84, as further described in this joint proxy statement/prospectus.

The market price of Prosperity common stock will fluctuate from the date of this joint proxy statement/prospectus to the date of completion of the merger, and these fluctuations could result in an adjustment of the exchange ratio. Because of the possibility of an adjustment to the exchange ratio, Texas United shareholders will not know the exact number of shares of Prosperity common stock they will receive in connection with the merger when they vote on the merger agreement.

Treatment of Texas United Stock Options and Stock Appreciation Rights (page 47)

Stock Options

Upon completion of the merger, each option to purchase shares of Texas United common stock granted under the Texas United Bancshares, Inc. 1998 Incentive Stock Option Plan, the Texas United Bancshares, Inc. 2004 Stock Incentive Plan, the 1998 Incentive Stock Option Plan for Gateway Holding Company, Inc. or pursuant to a nonqualified stock option agreement with Texas United that is outstanding immediately prior to the merger will automatically become vested and will be converted into, at the election of the holder, either an option to purchase shares of Prosperity common stock or a cash payment.

If the option holder elects to convert his or her option into an option to purchase Prosperity common stock, the number of shares of Prosperity common stock purchasable under the converted option, as well as the exercise price of these stock options, will be adjusted to reflect the exchange ratio, rounded to the nearest whole share. Each converted option will remain subject to the same terms and conditions as were applicable prior to the merger. If the option holder elects to convert his or her option into a cash payment, such option holder will receive an amount of cash equal to the difference between (1) the exchange ratio multiplied by the average closing price (as determined above) and (2) the per share exercise price applicable to such option, multiplied by the number of shares of Texas United common stock subject to such option.

Stock Appreciation Rights

Each Texas United stock appreciation right outstanding immediately prior to completion of the merger shall be redeemed by Texas United for a cash payment equal to the difference between the average of the high and low sales price per share of Texas United common stock on the Nasdaq Global Market on such date and the exercise price applicable to each stock appreciation right.

Certain Material Federal Income Tax Consequences (page 83)

The merger is intended to qualify as a reorganization under the Internal Revenue Code of 1986, as amended. In the opinion of Powell Goldstein LLP and Bracewell & Giuliani LLP, for United States federal income tax purposes, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Provided that the merger qualifies as a reorganization for United States federal income tax purposes, if you receive solely shares of Prosperity common stock and cash in lieu of a fractional share of Prosperity common stock in exchange for your Texas United common stock, then you generally will not recognize any gain or loss, except with respect to the cash received in lieu of a fractional share of Prosperity common stock.

This tax treatment may not apply to every shareholder of Texas United. If you are a Texas United shareholder, determining the actual tax consequences of the merger to you may be complicated and will depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

The merger will not have any federal income tax consequences to holders of Prosperity common stock.

Opinions of Financial Advisors (page 53)

Texas United

Howe Barnes Hoefer & Arnett, Inc. has delivered a written opinion to the board of directors of Texas United that, as of the date of this joint proxy statement/prospectus, the merger consideration is fair to the holders of Texas United common stock from a financial point of view. We have attached this opinion to this document as Appendix B. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by Howe Barnes Hoefer & Arnett, Inc. in providing its opinion.

Sterne, Agee & Leach, Inc. has delivered a written opinion to the board of directors of Texas United that, as of the date of this joint proxy statement/prospectus, the merger consideration is fair to the holders of Texas United common stock from a financial point of view. We have attached this opinion to this document as Appendix C. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by Sterne, Agee & Leach, Inc. in providing its opinion.

Prosperity

Keefe, Bruyette & Woods, Inc. has delivered a written opinion to the board of directors of Prosperity that, as of the date of this joint proxy statement/prospectus, based upon and subject to certain matters stated therein, the merger consideration is fair to Prosperity from a financial point of view. We have attached this opinion to this document as Appendix D. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by Keefe, Bruyette & Woods, Inc. in providing its opinion.

Prosperity Plans to Continue to Pay Quarterly Dividends (page 100)

Following the merger, subject to applicable statutory and regulatory restrictions, Prosperity intends to continue its practice of paying quarterly cash dividends. For the third quarter of 2006, Prosperity paid a cash dividend of $0.10 per share.

Ownership of Prosperity After the Merger

Assuming an exchange ratio of 1.0 with no adjustment, and that holders of 60% of the outstanding options to acquire Texas United common stock elect to receive Prosperity stock options, and based on (1) 10,741,340 shares of Texas United common stock outstanding as of October 27, 2006 and (2) options to acquire 228,580 shares of Texas United common stock outstanding as of October 27, 2006, Prosperity would issue a total of approximately 10,741,340 shares of its common stock to Texas United shareholders upon completion of the merger and would issue options to acquire 137,148 shares of Prosperity common stock. Based on these assumptions, and 32,791,785 shares of Prosperity common stock outstanding as of October 27, 2006, after the merger on a fully diluted basis, the former Texas United shareholders would own approximately 24.9% of the outstanding shares of Prosperity common stock.

Comparative Market Prices (page 100)

Shares of Prosperity common stock are quoted on the Nasdaq Global Select Market under the symbol “PRSP.” On July 18, 2006, the last trading day before the merger was announced, Prosperity common stock closed at $32.96 per share. On November 3, 2006, the Prosperity common stock closed at $34.24 per share. The market price of Prosperity common stock will fluctuate prior to the merger. You should obtain the current stock quotation for Prosperity common stock.

Shares of Texas United common stock are quoted on the Nasdaq Global Market under the symbol “TXUI.” On July 18, 2006, the last trading day before the merger was announced, Texas United common stock closed at $30.68 per share. On November 3, 2006, the Texas United common stock closed at $33.45 per share. The market price of Texas United common stock will fluctuate prior to the merger. You should obtain the current stock quotation for Texas United common stock.

Prosperity Special Shareholders’ Meeting (page 43)

The special meeting of shareholders of Prosperity will be held on December 13, 2006, at 10:30 a.m., local time, in the East Lawn Board Room at 80 Sugar Creek Center Boulevard, Sugar Land, Texas. At the special meeting, you will be asked:

•	to consider and vote upon a proposal to approve the merger agreement that provides for the merger of Texas United with and into Prosperity; and

•	to act on any other matters that may be properly submitted to a vote at the special meeting.

Prosperity Record Date Set at October 27, 2006; At Least A Majority Shareholder Vote Required to Approve the Merger Agreement (page 43)

You may vote at the special meeting of Prosperity shareholders if you owned Prosperity common stock at the close of business on October 27, 2006. You can cast one vote for each share of Prosperity common stock you owned at that time. As of October 27, 2006, there were 32,791,785 shares of Prosperity common stock issued and outstanding.

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Prosperity common stock entitled to vote. If you fail to vote, it will have the effect of a vote against the merger agreement.

You may vote your shares of Prosperity common stock by attending the special meeting and voting in person or by completing and mailing the enclosed proxy card. If you are the record holder of your shares, you can revoke your proxy at any time before the vote is taken at the special meeting by sending a written notice revoking the proxy or a later-dated proxy to the secretary of Prosperity, or by voting in person at the special meeting. If your shares are held in street name, you must contact your bank or broker if you wish to revoke your proxy.

Prosperity’s Reasons for the Merger and Recommendation of Prosperity’s Board (page 53)

Based on the reasons discussed elsewhere in this document, the board of directors of Prosperity believes that the merger is fair to you and in your best interests, and unanimously recommends that you vote FOR the proposal to approve the merger agreement. For a discussion of the factors considered by Prosperity’s board of directors in deciding to approve the merger agreement, see page 53.

Members of Prosperity’s Management are Expected to Vote Their Shares For Approval of the Merger Agreement

As of October 27, 2006, the directors and executive officers of Prosperity (15 persons) were entitled to vote 5,416,832 shares of Prosperity common stock, or approximately 16.52% of the outstanding shares of the common stock entitled to vote at the special meeting. These shares are expected to be voted in favor of the merger agreement.

Texas United Special Shareholders’ Meeting (page 45)

The special meeting of Texas United shareholders will be held on December 14, 2006, at 9:00 a.m., local time, at State Bank Annex, 240 West Colorado St., La Grange, Texas. At the special meeting, you will be asked:

•	to consider and vote upon a proposal to approve the merger agreement that provides for the merger of Texas United with and into Prosperity; and

•	to act on any other matters that may be properly submitted to a vote at the special meeting.

Texas United Record Date Set at October 26, 2006; At Least Seventy Percent Shareholder Vote Required to Approve the Merger Agreement (page 45)

You may vote at the special meeting of Texas United shareholders if you owned Texas United common stock at the close of business on October 26, 2006. You can cast one vote for each share of Texas United common stock you owned at that time. As of October 26, 2006, there were 10,741,340 shares of Texas United common stock issued and outstanding.

Approval of the merger agreement requires the affirmative vote of the holders of at least 70% of the outstanding shares of Texas United common stock entitled to vote. If you fail to vote, it will have the effect of a vote against the merger agreement.

You may vote your shares of Texas United common stock by attending the special meeting and voting in person or by completing and mailing the enclosed proxy card. If you are the record holder of your shares, you can revoke your proxy at any time before the vote is taken at the special meeting by sending a written notice revoking the proxy or a later-dated proxy to the secretary of Texas United, or by voting in person at the special meeting. If your shares are held in street name, you must contact your bank or broker if you wish to revoke your proxy.

Texas United’s Reasons for the Merger and Recommendation of the Texas United Board (page 52)

Based on the reasons discussed elsewhere in this document, the board of directors of Texas United believes that the merger is fair to shareholders of Texas United and in their best interests, and unanimously recommends that shareholders of Texas United vote FOR the proposal to approve the merger agreement. For a discussion of the factors considered by Texas United’s board of directors in deciding to approve the merger agreement, see page 52.

Members of Texas United’s Management are Expected to Vote Their Shares For Approval of the Merger Agreement

As of October 26, 2006, the directors and executive officers of Texas United (15 persons) were entitled to vote 1,468,643 shares, or approximately 13.67% of the outstanding shares of Texas United common stock entitled to vote at the special meeting. These shares are expected to be voted for approval of the merger agreement.

The directors of Texas United and certain officers and advisory directors of Texas United and its subsidiary banks who, in the aggregate, are entitled to vote approximately 16.81% of the outstanding shares of Texas United common stock, have each executed an agreement to vote his or her shares of Texas United common stock in favor of approval of the merger agreement.

Effective Time of the Merger

The merger will become effective at the date and time specified in the certificate of merger to be issued by the Secretary of State of the State of Texas. If the shareholders of Prosperity and Texas United approve the merger agreement at their respective special meetings, and if all necessary government approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in the first quarter of 2007, although delays could occur.

We cannot assure you that the necessary shareholder and regulatory approvals will be obtained or that the other conditions to completion of the merger can or will be satisfied.

Exchange of Texas United Stock Certificates (page 70)

As soon as practicable after the effective time of the merger, shareholders of Texas United will receive a letter and instructions from Computershare Investor Services, acting in its role as Prosperity’s exchange agent, with respect to the procedures for surrendering your stock certificates representing shares of Texas United common stock in exchange for stock certificates representing shares of Prosperity common stock. You must carefully review and complete these materials and return them as instructed along with your stock certificates for Texas United stock. Please do not send Texas United or Prosperity any stock certificates until you receive these instructions.

Conditions to Completion of the Merger (page 74)

The completion of the merger depends on a number of conditions being met. These include, among others:

•	approval of the merger agreement by the shareholders of Prosperity and Texas United;

•	accuracy of each party’s representations and warranties as of the closing date of the merger;

•	receipt of all required governmental approvals of the merger in a manner that does not impose any restrictions on Prosperity’s operations which are unacceptable to Prosperity;

•	absence of any material adverse change in the assets, properties, business or financial condition of either party;

•	performance or compliance in all material respects by each party with its respective covenants and obligations required by the merger agreement;

•	the registration statement of which this joint proxy statement/prospectus forms a part shall have become effective and no stop order suspending its effectiveness shall be in effect;

•	authorization for listing of the shares of Prosperity common stock to be issued to shareholders of Texas United on the Nasdaq Global Select Market;

•	receipt by Prosperity of the resignations of each director of Texas United, State Bank, GNB Financial, Gateway Bank and Northwest Bank;

•	certain officers and the directors of Texas United, Northwest Bank, Gateway Bank, GNB Financial and State Bank must have executed an agreement releasing Texas United and Prosperity and their respective subsidiaries from any and all claims, subject to certain limited exceptions;

•	execution of employment and non-competition agreements by L. Don Stricklin and certain officers and employees of Texas United, Northwest Bank, Gateway Bank, GNB Financial and State Bank with Prosperity and/or Prosperity Bank;

•	certain officers, directors and shareholders of Texas United shall have entered into a non-competition agreement with Prosperity and/or Prosperity Bank;

•	termination of each of the employment agreements between an officer and Texas United and/or any of its subsidiaries and payment by Texas United of any amount due and execution by each officer of a termination and release agreement;

•	receipt of an executed acknowledgment from each holder of Texas United stock options outstanding prior to the closing date of the merger stating that such holder’s outstanding Texas United stock options shall be converted into options to purchase a number of shares of Prosperity common stock or a cash payment determined in accordance with the merger agreement;

•	redemption of the trust preferred securities issued by GNB Trust shall have been completed;

•	sale and transfer, without recourse, or the collection or charge-off of the identified loans shall have been completed;

•	repayment of all indebtedness for money borrowed by Texas United and its subsidiaries and the receipt of a release of all outstanding shares of capital stock of State Bank owned by Texas United’s subsidiary and pledged as security in connection with a line of credit; and

•	receipt of the opinions of counsel to each of Texas United and Prosperity to the effect that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

Any condition to the consummation of the merger may be waived in writing by the party to the merger agreement entitled to the benefit of such condition. A party to the merger agreement could choose to complete the merger even though a condition has not been satisfied, as long as the law allows it to do so. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals (page 87)

We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System. Prosperity intends to file a notice with the Federal Reserve Bank of Dallas to obtain approval of the merger.

In addition, the merger of each of Northwest Bank, Gateway Bank, GNB Financial and State Bank with Prosperity Bank requires the approval of the Federal Deposit Insurance Corporation (FDIC) and the Texas Department of Banking (TDB). Prosperity has filed an application with the FDIC and TDB to obtain approval of the GNB Financial merger, the Gateway Bank merger and the Northwest Bank merger and intends to file an application for the State Bank merger. The U.S. Department of Justice will have between 15 and 30 days following approval by the FDIC to challenge the approval on antitrust grounds. While Texas United and

Prosperity do not know of any reason that the Department of Justice would challenge regulatory approval by the FDIC and believe that the likelihood of such action is remote, there can be no assurance that the Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

Modifications or Waiver (page 81)

We may amend the merger agreement and each of us may waive our right to require the other party to adhere to any term or condition of the merger agreement. However, the merger consideration to be received by the shareholders of Texas United pursuant to the merger agreement may not be decreased after the approval of the merger agreement without the further approval by the Texas United shareholders.

Termination (page 81)

Prosperity and Texas United can mutually agree at any time to terminate the merger agreement without completing the merger. In addition, either Prosperity or Texas United can decide, without the consent of the other, to terminate the merger agreement if:

•	the merger has not become effective by March 31, 2007, or such later date approved in writing by the respective boards of directors, unless the failure to complete the merger by that time is due to a material breach of the merger agreement by the party that seeks to terminate the merger agreement;

•	any court or other governmental body issues an order, decree or ruling or takes any other action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is final and non-appealable;

•	any of the transactions contemplated by the merger agreement are disapproved by any regulatory authority or other person whose approval is required to consummate any of such transactions;

•	the approval of the merger agreement by the shareholders of Prosperity or the shareholders of Texas United is not obtained;

•	any of the conditions to the obligations of Prosperity or the obligations of Texas United, respectively, have not been met or waived by the party entitled to such benefit; or

•	the other party materially breaches its representations and warranties or any covenant or agreement contained in the merger agreement and such breach has not been cured within 15 days after the terminating party gives written notice of such failure to the breaching party.

In addition, Texas United may terminate the merger agreement, without the consent of Prosperity, if:

•	it accepts a superior acquisition proposal (as defined in the merger agreement); or

•	the average per share closing price for the Prosperity common stock for the 20 consecutive trading days ending on the tenth trading day prior to the closing date of the merger is less than $28.50 per share; provided, however, that Prosperity has the option, but not the obligation, to nullify any exercise by Texas United of this termination right by increasing the exchange ratio to a number (rounded to the nearest ten thousandth) determined by multiplying (1) the quotient of $28.50 divided by the average closing price and (2) the exchange ratio.

Prosperity may terminate the merger agreement, without the consent of Texas United, if Texas United’s board of directors shall:

•	resolve to accept an alternative acquisition proposal; or

•	withdraw or modify, in any manner adverse to Prosperity, its recommendation or approval of the merger agreement or recommend to the shareholders of Texas United the acceptance or approval of any alternative acquisition proposal, or resolve to do the foregoing.

In the event of the termination of the merger agreement without breach by any party, the merger agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the merger agreement or as set forth below.

Provided that Prosperity is not in material breach of any covenant or obligation contained in the merger agreement, Texas United must pay Prosperity a termination fee of $15.0 million if the merger agreement is terminated:

•	by Texas United because it has accepted a superior acquisition proposal;

•	by either Prosperity or Texas United if the shareholders of Texas United do not approve the merger agreement and there exists another acquisition proposal at that time and within 12 months of termination Texas United enters into a definitive agreement with respect to any such acquisition proposal; or

•	by Prosperity if the Texas United board of directors resolves to accept an acquisition proposal or withdraws or modifies its recommendation or approval of the merger agreement or recommends to the shareholders of Texas United the acceptance or approval of any alternate acquisition proposal.

Some of the Directors and Officers of Texas United Have Financial Interests in the Merger that Differ from Your Interests (page 79)

Some of the directors and officers of Texas United have interests in the merger that differ from, or are in addition to, their interests as shareholders of Texas United. These interests include:

•	the current employment agreement between L. Don Stricklin and Texas United shall be amended to provide that Mr. Stricklin receive a cash payment of $6.3 million in 2006, plus an amount calculated to provide an after tax amount equal to applicable excise taxes imposed with respect to that payment, in lieu of any change in control payments due pursuant to his existing employment agreement and the payment of his 2006 bonus, and in consideration of the non-competition provisions of the employment agreement to be entered into with Prosperity;

•	L. Don Stricklin shall enter into a three-year employment agreement with Prosperity and Prosperity Bank to be effective at the effective time of the merger whereby Mr. Stricklin is entitled to receive payment of his base salary for the remainder of the initial term upon the termination of his employment with Prosperity Bank as a result of his death or disability or for any reason other than for cause, or if he resigns with good reason (as defined in the employment agreement);

•	L. Don Stricklin will become a director of Prosperity and Prosperity Bank upon completion of the merger;

•	two executive officers of Texas United and its subsidiaries shall have entered into two-year employment agreements with Prosperity Bank whereby such persons are entitled to receive payment of their respective base salary for a 12-month period upon the termination of his employment with Prosperity Bank by Prosperity Bank without cause or by the employee for any reason, and are subject to non-competition and non-solicitation obligations for a specified period of time;

•	four executive officers and certain other officers of Texas United and its subsidiaries have entered into two-year employment agreements with Prosperity Bank whereby such persons are entitled to receive payment of his/her base salary for the remainder of the initial term of the agreement upon the termination of his/her employment with Prosperity Bank by Prosperity Bank without cause, and are subject to non-competition and non-solicitation obligations for a specified period of time, unless such persons are terminated without cause;

•	certain officers of Texas United will receive change in control payments under the terms of existing agreements;

•	each of the five original directors of Texas United will be paid a bonus by Texas United in 2006 or by Prosperity on the day following completion of the merger;

•	the directors and officers of Texas United and its subsidiaries will receive continued indemnification and director and officer liability insurance coverage for a period of three years after completion of the merger;

•	upon the completion of the merger, all outstanding and unvested options to acquire shares of Texas United common stock will become fully vested and immediately exercisable, the forfeiture restrictions with respect to all outstanding shares of Texas United restricted stock will lapse and all outstanding and unexercised stock appreciation rights will automatically be redeemed in consideration of a cash payment; and

•	Prosperity will assume Texas United’s obligations under existing deferred compensation and salary continuation arrangements.

Comparison of Rights of Shareholders of Prosperity and Texas United (page 88)

Texas United is a Texas corporation and the rights of shareholders of Texas United are governed by Texas law and Texas United’s articles of incorporation and bylaws. Prosperity is a Texas corporation and the rights of Prosperity shareholders are governed by Texas law and Prosperity’s articles of incorporation and bylaws. Upon completion of the merger, shareholders of Texas United will become shareholders of Prosperity and their rights will be governed by Prosperity’s articles of incorporation and bylaws in addition to Texas law. Prosperity’s articles of incorporation and bylaws will remain the same unless later altered, amended or repealed.

No Dissenters’ Rights of Appraisal in the Merger

Under Texas law, shareholders of Texas United are not entitled to appraisal rights in connection with the merger.

Recent Developments

Preliminary Financial Results of Prosperity as of and for the Nine Months Ended September 30, 2006

On October 20, 2006, Prosperity announced unaudited preliminary results as of and for the nine months ended September 30, 2006. Net income for the period was $45.1 million or $1.43 per diluted common share compared with $35.2 million or $1.32 per diluted common share for the same period in 2005, an increase of $9.9 million or 28.07%. The increase was primarily due to the acquisition of SNB Bancshares, Inc. in April 2006. For the nine months ended September 30, 2006, Prosperity’s return on average assets was 1.43% and its return on average equity was 10.32%. For the same period, Prosperity’s net interest income before the provision for credit losses was $101.7 million compared with $81.9 million during the same period in 2005, an increase of 24.3%. The increase was attributable primarily to a 24.5% increase in average earning assets. Prosperity’s net interest margin on a tax-equivalent basis was 3.81%, unchanged from the same period in 2005.

At September 30, 2006, Prosperity had total assets of $4.456 billion, total loans of $2.214 billion, total deposits of $3.593 billion and total shareholders’ equity of $650.2 million.

Prosperity’s nonperforming assets totaled $1.3 million or 0.06% of total loans and other real estate at September 30, 2006 compared with $840,000 or 0.06% of total loans and other real estate at September 30, 2005. The provision for credit losses was $24.1 million, or 1.09% of total loans, at September 30, 2006 compared with $17.0 million, or 1.12% of total loans at September 30, 2005.

The following table presents Prosperity’s selected consolidated financial data as of and for the nine months ended September 30, 2006 and 2005 and should be read in conjunction with Prosperity’s consolidated financial statements and notes to the consolidated financial statements contained in reports that Prosperity has previously filed with the Securities and Exchange Commission. The financial data set forth below is unaudited, but management of Prosperity believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for past periods and for the nine months ended September 30, 2006 indicate results for any future period.

	As of and for the Nine Months Ended September 30,
	2006	2005
	(In thousands, except per share data)
Income Statement Data:
Interest income	$168,846	$117,846
Interest expense	67,107	35,970

Net interest income	101,739	81,876
Provision for credit losses	360	360

Net interest income after provision for credit losses	101,379	81,516

Total noninterest income	25,741	22,506
Total noninterest expense	58,477	51,716

Income before taxes	68,643	52,306
Provision for income taxes	23,520	17,073

Net income	$45,123	$35,233

Per Share Data:
Basic earnings per share	$1.45	$1.34
Diluted earnings per share	1.43	1.32
Book value per share	19.83	16.21
Cash dividends declared	0.30	0.2475
Dividend payout ratio	20.69%	19.43%
Weighted average shares outstanding (basic)	31,053	26,389
Weighted average shares outstanding (diluted)	31,452	26,701
Shares outstanding at end of period	32,787	27,563

	As of and for the Nine Months Ended September 30,
	2006	2005
	(In thousands, except per share data)
Balance Sheet Data (at period end):
Total assets	$4,455,716	$3,493,972
Securities	1,566,478	1,488,340
Loans	2,214,401	1,514,227
Allowance for credit losses	24,093	16,970
Total goodwill and intangibles	449,358	270,004
Total deposits	3,593,145	2,879,316
Borrowings	79,943	80,228
Total shareholders’ equity	650,153	446,735
Junior subordinated debentures	100,519	75,775

Performance Ratios:
Return on average assets	1.43%	1.42%
Return on average equity	10.32	11.73
Net interest margin (tax-equivalent)	3.81	3.81
Efficiency ratio	46.08	49.54

Asset Quality Ratios:
Nonperforming assets to total loans and other real estate	0.06%	0.06%
Net charge-offs to average loans	0.03	0.01
Allowance for credit losses to total loans	1.09	1.12
Allowance for credit losses to nonperforming loans	2,038.32	2,167.30

Capital Ratios:
Leverage ratio	7.44%	7.81%
Average shareholders’ equity to average assets	14.59	12.79
Tier 1 risk-based capital ratio	13.11	15.49
Total risk-based capital ratio	14.16	16.54

Preliminary Financial Results of Texas United as of and for the Nine Months Ended September 30, 2006

On October 20, 2006, Texas United announced unaudited preliminary results as of and for the nine months ended September 30, 2006. Net earnings for the period were $11.4 million or $1.10 per diluted common share compared with $8.1 million or $1.02 per diluted common share for the same period in 2005, an increase of $3.3 million or 41.0%. The increase was primarily due to growth associated with the acquisitions of Gateway National Bank, The Express Bank of Texas and Northwest Bank, combined with organic growth. For the nine months ended September 30, 2006, Texas United’s return on average assets was 0.88% and its return on average equity was 9.44%. For the same period, Texas United’s net interest income was $55.3 million compared with $38.2 million during the same period in 2005, an increase of $17.1 million or 44.6%. The increase was attributable primarily to larger earning asset volumes and higher yields on earning assets as a result of increased market interest rates. For the nine months ended September 30, 2006, Texas United’s net interest margin was 4.95% compared with 4.81% for the same period in 2005.

At September 30, 2006, Texas United had total assets of $1.855 billion, total loans of $1.269 billion, total deposits of $1.350 billion and total shareholders’ equity of $174.7 million.

Texas United’s nonperforming assets totaled $8.4 million or 0.45% of total loans and other real estate at September 30, 2006 compared with $6.1 million or 0.49% of total loans and other real estate at September 30, 2005. The allowance for loan losses was $10.6 million, or 0.84% of total loans, at September 30, 2006 compared with $7.8 million, or 0.92% of total loans at September 30, 2005.

The following table presents Texas United’s selected consolidated financial data as of and for the nine months ended September 30, 2006 and 2005 and should be read in conjunction with Texas United’s consolidated financial statements and notes to the consolidated financial statements contained in reports that Texas United has previously filed with the Securities and Exchange Commission. The financial data set forth below is unaudited, but management of Texas United believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of and for the periods indicated. You should not assume the results of operations for past periods and for the nine months ended September 30, 2006 indicate results for any future period.

	As of and for the Nine Months Ended September 30,
	2006	2005
	(In thousands, except per share data)
Statement of Earnings Data:
Interest income	$86,519	$54,033
Interest expense	31,206	15,789

Net interest income	55,313	38,244
Provision for loan losses	2,266	2,798

Net interest income after provision for loan losses	53,047	35,446

Total noninterest income	19,079	18,909
Total noninterest expense	55,522	42,273

Earnings before taxes	16,604	12,082
Provision for taxes	5,180	3,978

Net earnings	$11,424	$8,104

Per Share Data:
Basic earnings per share	$1.12	$1.04
Diluted earnings per share	1.10	1.02
Book value per share	16.28	13.89
Cash dividends declared	0.24	0.24
Dividend payout ratio	21.7%	47.6%
Weighted average shares outstanding (basic)	10,230	7,806
Weighted average shares outstanding (diluted)	10,369	7,965
Shares outstanding at end of period	10,684	7,845

Balance Sheet Data (at period end):
Total assets	$1,854,922	$1,255,522
Securities	277,698	248,231
Loans (including loans held for sale)	1,269,244	847,861
Allowance for loan losses	10,600	7,835
Total goodwill and intangibles	98,510	72,243
Total deposits	1,350,190	880,728
Borrowings	237,758	227,882
Total shareholders’ equity	174,694	108,986
Junior subordinated debentures	49,996	17,520

Performance Ratios:
Return on average assets	0.88%	0.89%
Return on average equity	9.44	10.23
Net interest margin	4.95	4.81
Efficiency ratio	75.22	73.76

Asset Quality Ratios:
Nonperforming assets to total loans and other real estate	0.66%	0.72%
Net charge-offs to average loans	0.32	0.35
Allowance for loan losses to total loans	0.84	0.92
Allowance for loan losses to nonperforming loans	161.93	158.19

Capital Ratios:
Leverage ratio	7.38%	6.92%
Average shareholders’ equity to average total assets	9.30	8.74
Tier 1 risk-based capital ratio	9.43	9.14
Total risk-based capital ratio	10.20	9.99

Selected Historical Consolidated Financial Data of Prosperity

The following table summarizes financial results actually achieved by Prosperity for the periods and at the dates indicated and should be read in conjunction with Prosperity’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that Prosperity has previously filed with the Securities and Exchange Commission. Historical financial information for Prosperity can be found in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and its Annual Report on Form 10-K for the year ended December 31, 2005. See “Where You Can Find More Information” on page 104 for instructions on how to obtain the information that has been incorporated by reference. Financial amounts as of and for the six months ended June 30, 2006 and 2005 are unaudited, but management of Prosperity believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for past periods and for the six months ended June 30, 2006 indicate results for any future period.

	As of and for the Six Months Ended June 30,			As of and for the Years Ended December 31,
	2006		2005	2005	2004	2003	2002	2001
	(In thousands, except per share data)
Income Statement Data:
Interest income	$106,696		$75,139	$162,123	$111,756	$90,845	$80,742	$76,520
Interest expense	40,924		22,183	51,226	29,789	26,346	28,101	37,410

Net interest income	65,772		52,956	110,897	81,967	64,499	52,641	39,110
Provision for credit losses	240		240	480	880	483	1,010	700

Net interest income after provision for credit losses	65,532		52,716	110,417	81,087	64,016	51,631	38,410
Noninterest income	16,823		14,414	30,021	23,071	16,966	11,594	8,635
Noninterest expense	38,648		33,646	68,957	51,707	42,021	32,349	28,715	(1)

Income before taxes	43,707		33,484	71,481	52,451	38,961	30,876	18,330	(1)
Provision for income taxes	14,948		10,722	23,621	17,744	12,413	9,555	5,372	(1)

Net income	$28,759		$22,762	$47,860	$34,707	$26,548	$21,321	$12,958	(1)

Per Share Data (2):
Basic earnings per share	$0.95		$0.88	$1.79	$1.61	$1.38	$1.25	$0.80	(3)
Diluted earnings per share	0.94		0.87	1.77	1.59	1.36	1.22	0.79	(3)
Book value per share	19.39		15.84	16.69	12.32	10.49	8.19	5.47
Cash dividends declared	0.20		0.165	0.35	0.31	0.25	0.22	0.195
Dividend payout ratio	21.08%		20.07%	20.11%	19.22%	18.29%	18.13%	24.39%
Weighted average shares outstanding (basic)	30,179		25,801	26,706	21,534	19,225	17,122	16,172
Weighted average shares outstanding (diluted)	30,568		26,091	27,024	21,804	19,536	17,442	16,498
Shares outstanding at end of period	32,764		27,536	27,821	22,381	20,930	18,896	16,210

Balance Sheet Data (at period end):
Total assets	$4,531,951		$3,446,816	$3,585,982	$2,697,228	$2,400,487	$1,823,286	$1,263,169
Securities	1,643,412		1,478,350	1,572,602	1,302,792	1,376,880	950,317	752,322
Loans	2,204,792		1,520,175	1,542,125	1,035,513	770,053	679,559	424,400
Allowance for credit losses	24,280		16,939	17,203	13,105	10,345	9,580	5,985
Total goodwill and intangibles	449,010		270,918	284,425	164,672	124,755	72,410	22,641
Total deposits	3,640,000		2,847,770	2,920,318	2,317,076	2,083,748	1,586,611	1,123,397
Borrowings	125,205		77,960	102,389	38,174	30,936	37,939	18,080
Total shareholders’ equity	635,373		436,303	464,717	275,647	219,588	154,739	88,725
Junior subordinated debentures	100,519	(4)	75,775	75,775	47,424	59,804	34,030	27,844

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In thousands, except per share data)
Average Balance Sheet Data:
Total assets	$4,072,578	$3,217,624	$3,361,617	$2,543,088	$2,006,869	$1,470,758	$1,191,783
Securities	1,640,160	1,427,941	1,471,067	1,383,790	1,108,153	818,362	666,241
Loans	1,864,558	1,357,830	1,435,376	871,736	697,235	524,885	419,553
Allowance for credit losses	20,793	15,661	16,334	11,454	9,525	7,350	5,586
Total goodwill and intangibles	364,426	236,400	253,703	139,405	81,485	38,531	22,807
Total deposits	3,291,484	2,696,413	2,791,813	2,189,695	1,749,045	1,300,884	1,061,195
Total shareholders’ equity	551,679	379,812	413,864	243,274	170,167	114,234	85,319
Junior subordinated debentures	84,023	63,962	69,869	59,288	39,400	29,648	19,468

Performance Ratios:
Return on average assets	1.41%	1.41%	1.42%	1.36%	1.32%	1.45%	1.09	%(5)
Return on average equity	10.43	11.99	11.56	14.27	15.60	18.66	15.19	(5)
Net interest margin (tax-equivalent)	3.82	3.81	3.81	3.63	3.64	4.00	3.71
Efficiency ratio (6)	47.05	49.98	48.99	49.45	51.82	50.39	60.05	(5)

Asset Quality Ratios (7):
Nonperforming assets to total loans and other real estate	0.05%	0.18%	0.09%	0.17%	0.13%	0.38%	0.00%
Net charge-offs to average loans	0.01	0.00	0.03	0.06	0.23	0.08	0.06
Allowance for credit losses to total loans	1.10	1.11	1.12	1.27	1.34	1.41	1.41
Allowance for credit losses to nonperforming loans (8)	2,219.38	635.85	1,505.10	949.64	1,519.10	408.53	n/m	(9)

Capital Ratios (7):
Leverage ratio	6.98%	7.49%	7.83%	6.30%	7.10%	6.56%	7.57%
Average shareholders’ equity to average total assets	13.55	11.80	12.31	9.57	8.48	7.77	7.16
Tier 1 risk-based capital ratio	12.47	14.79	15.34	13.56	15.82	14.10	18.34
Total risk-based capital ratio	13.53	15.84	16.37	14.67	16.90	15.30	19.52

(1)	Certain income statement data for the year ended December 31, 2001 includes merger-related expenses of $2.4 million, net of tax, incurred in connection with the Commercial Bancshares merger.
(2)	Adjusted for a two-for-one stock split effective May 31, 2002.
(3)	Earnings per share amounts for the year ended December 31, 2001 include merger-related expenses of $2.4 million.
(4)	Consists of $15.5 million of junior subordinated debentures of Prosperity Statutory Trust II due July 31, 2031, $12.9 million of junior subordinated debentures of Prosperity Statutory Trust III due September 17, 2033, $12.9 million of junior subordinated debentures of Prosperity Statutory Trust IV due December 30, 2033, $20.6 million of junior subordinated debentures of First Capital Statutory Trust I due March 26, 2032 (assumed by Prosperity on March 1, 2005) $7.7 million of junior subordinated debentures of First Capital Statutory Trust II due September 26, 2032 (assumed by Prosperity on March 1, 2005), $10.3 million of junior subordinated debentures of SNB Statutory Trust II (assumed by Prosperity on April 1, 2006), $10.3 million of junior subordinated debentures of SNB Capital Trust III (assumed by Prosperity on April 1, 2006) and $10.3 million of junior subordinated debentures of SNB Capital Trust IV (assumed by Prosperity on April 1, 2006).
(5)	Selected performance ratios for the year ended December 31, 2001 include merger-related expenses of $2.4 million.
(6)	Calculated by dividing total noninterest expense, excluding credit loss provisions, by net interest income plus noninterest income, excluding net gains and losses on the sale of securities and on the sale of assets. Additionally, taxes are not part of this calculation. Please note that the calculation of Texas United’s efficiency ratio does not adjust for net gains and losses on the sale of assets.
(7)	At period end, except for net charge-offs to average loans and average shareholders’ equity to average total assets, which is for periods ended at such dates.
(8)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more, restructured loans and any other loan management deems to be nonperforming.
(9)	Amount not meaningful. Nonperforming assets totaled $1,000 at December 31, 2001.

Selected Historical Consolidated Financial Data of Texas United

The following table summarizes financial results actually achieved by Texas United for the periods and at the dates indicated and should be read in conjunction with Texas United’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that Texas United has previously filed with the Securities and Exchange Commission. Historical financial information for Texas United can be found in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and its Annual Report on Form 10-K for the year ended December 31, 2005. See “Where You Can Find More Information” on page 104 for instructions on how to obtain the information that has been incorporated by reference. Financial amounts as of and for the six months ended June 30, 2006 and 2005 are unaudited, but management of Texas United believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of and for the periods indicated. You should not assume that the results of operations for past periods and for the six months ended June 30, 2006 indicate results for any future period.

	As of and For the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In thousands, except per share data)
Statements of Earnings Data:
Interest income	$54,900	$34,309	$75,735	$45,449	$34,650	$31,593	$29,472
Interest expense	19,134	9,308	22,769	12,763	10,478	10,373	13,064

Net interest income	35,766	25,001	52,966	32,686	24,172	21,220	16,408
Provision for loan losses	1,195	1,763	3,838	1,850	2,900	1,900	925

Net interest income after provision for loan losses	34,571	23,238	49,128	30,836	21,272	19,320	15,483
Noninterest income	13,474	11,543	24,662	19,083	15,855	12,484	8,287
Noninterest expense	36,379	26,636	57,640	41,061	29,992	25,888	19,761

Earnings before taxes	11,666	8,145	16,150	8,858	7,135	5,916	4,009
Provision for income taxes	3,708	2,731	5,414	2,808	1,894	1,638	785

Net earnings	$7,958	$5,414	$10,736	$6,050	$5,241	$4,278	$3,224

Per Share Data (1):
Basic earnings per share	$0.79	$0.69	$1.35	$1.15	$1.31	$1.12	$0.86
Diluted earnings per share	0.78	0.68	1.31	1.11	1.26	1.07	0.83
Book value per share	15.84	13.75	14.95	13.44	9.49	8.94	7.35
Cash dividends declared	0.16	0.16	0.32	0.28	0.28	0.28	0.24
Dividend payout ratio	20.4%	23.1%	24.3%	25.6%	21.4%	25.0%	27.9%
Weighted average shares outstanding (basic)	10,012	7,802	7,930	5,264	3,984	3,826	3,742
Weighted average shares outstanding (diluted)	10,146	7,966	8,184	5,442	4,151	3,998	3,894
Shares outstanding at end of period	10,641	7,805	9,204	7,796	4,002	3,960	3,724

Balance Sheet Data (at period end):
Total assets	$1,818,295	$1,242,003	$1,552,459	$1,141,366	$637,684	$587,272	$453,839
Securities	280,633	304,456	269,174	301,631	184,547	132,140	109,877
Loans (including loans held for sale)	1,255,217	786,675	1,031,838	693,548	384,331	386,315	274,945
Allowance for loan losses	10,995	7,383	9,592	6,685	3,893	3,296	1,754
Total goodwill and intangibles	98,910	45,086	72,243	45,458	9,466	9,944	6,889
Total deposits	1,322,544	902,356	1,121,422	880,075	501,136	452,919	375,688
Borrowings	220,278	164,529	205,755	105,940	71,875	62,945	39,232
Total shareholders’ equity	169,298	107,445	137,913	104,812	37,987	35,418	27,372
Junior subordinated debentures	49,996	17,520	37,624	17,520	12,365	7,210	7,000

	As of and For the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In thousands, except per share data)
Average Balance Sheet Data:
Total assets	$1,686,365	$1,184,959	$1,227,298	$823,514	$611,645	$497,538	$416,145
Securities	283,509	303,703	287,252	240,245	167,056	114,532	87,869
Loans	1,141,471	727,491	783,512	493,490	376,989	319,452	264,129
Allowance for loan losses	10,512	6,921	7,386	4,654	3,631	2,759	1,697
Total goodwill and intangibles	85,612	45,241	42,868	20,780	9,780	8,412	6,889
Total deposits	1,239,482	890,020	887,786	657,580	486,441	409,640	357,204
Total shareholders’ equity	156,123	105,835	109,591	60,249	37,112	31,610	26,712
Junior subordinated debentures	45,872	17,520	20,527	13,654	7,164	7,000	7,000

Performance Ratios:
Return on average assets	0.95%	0.92%	0.87%	0.74%	0.86%	0.86%	0.79%
Return on average equity	10.28	10.32	9.80	9.97	14.12	13.53	12.07
Net interest margin	4.98	4.88	4.92	4.44	4.44	4.86	4.62
Efficiency ratio (2)	73.68	74.34	74.09	79.49	77.33	80.28	81.14

Asset Quality Ratios (3):
Nonperforming assets to total loans and other real estate	0.52%	0.72%	0.68%	0.56%	0.59%	0.52%	0.20%
Net charge-offs to average loans	0.25	0.15	0.35	0.19	0.61	0.34	0.29
Allowance for loan losses to total loans	0.88	0.94	0.93	0.96	1.01	0.85	0.64
Allowance for loan losses to nonperforming loans (4)	218.98	154.94	203.39	222.02	195.82	197.48	334.73

Capital Ratios (5):
Leverage ratio	7.35%	6.97%	8.29%	7.08%	6.46%	5.49%	6.49%
Average shareholders’ equity to average total assets	9.26	8.93	8.93	7.32	6.07	6.35	6.42
Tier 1 risk-based capital ratio	9.31	9.61	9.59	10.40	9.54	7.97	10.16
Total risk-based capital ratio	10.13	10.48	10.45	11.31	10.47	8.83	10.80

(1)	Adjusted for a three-for-two stock split effective October 15, 2003.
(2)	Efficiency consists of noninterest expense, excluding securities losses, divided by net interest income plus noninterest income, excluding securities gains.
(3)	At period end, except for net loan charge-offs to average loans.
(4)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.
(5)	At period end, except for average shareholders’ equity to average total assets, which is for periods ended at such dates.

UNAUDITED PRO FORMA CONSOLIDATED COMBINED FINANCIAL INFORMATION OF PROSPERITY

The following unaudited pro forma consolidated combined financial information of Prosperity as of June 30, 2006 and for the six months ended June 30, 2006 and the year ended December 31, 2005 is presented to show the impact on Prosperity’s historical financial position and results of operations of:

•	the completion by Prosperity of the SNB Bancshares, Inc. acquisition, which was consummated on April 1, 2006;

•	the proposed acquisition of Texas United and the proposed issuance of shares of Prosperity common stock to the shareholders of Texas United in connection with the merger;

•	with respect to the year ended December 31, 2005 only, the completion by Prosperity of the First Capital Bankers, Inc. acquisition, which was consummated on March 1, 2005;

•	with respect to the year ended December 31, 2005 only, the completion by Prosperity of the Grapeland Bancshares, Inc. acquisition, which was consummated on December 1, 2005; and

•	with respect to the year ended December 31, 2005 only, the completion by Texas United of the Gateway Holding Company acquisition, which was consummated on December 1, 2005.

As a result of the merger and assuming there is no adjustment to the exchange ratio, shareholders of Texas United will receive one share of Prosperity common stock for each share of Texas United common stock they own, with cash paid for fractional share interests. The exchange ratio is subject to adjustment based upon the 20 consecutive trading day average sales price of Prosperity common stock ending on and including the tenth trading day immediately prior to the closing date of the merger, as described under “Proposal to Approve the Merger Agreement—Terms of the Merger.”

The unaudited Pro Forma Consolidated Combined Balance Sheet reflects the historical position of Prosperity and Texas United at June 30, 2006, with pro forma adjustments based on the assumption that the merger was completed on June 30, 2006. The pro forma adjustments are based on the purchase method of accounting. The unaudited Pro Forma Consolidated Combined Statements of Income assume that the merger was consummated on January 1, 2005. The adjustments are based on information available and certain assumptions that Prosperity believes are reasonable. Management has not identified, quantified or evaluated any material restructuring costs at this time. The final allocation of the purchase price for Texas United between shareholders’ equity and goodwill will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Texas United’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of Texas United will change the amount of the purchase price allocable to goodwill. Further, changes such as net income from July 1, 2006 through the date the merger is completed will also change the amount of goodwill recorded. In addition, the final adjustments may be different from the unaudited pro forma adjustments presented in this joint proxy statement/prospectus.

The unaudited Pro Forma Consolidated Combined Statement of Income for the six months ended June 30, 2006 assumes that the SNB Bancshares acquisition was consummated on January 1, 2005. The unaudited Pro Forma Consolidated Combined Statement of Income for the year ended December 31, 2005 assumes that each of the SNB Bancshares acquisition, the Grapeland Bancshares acquisition and the First Capital acquisition by Prosperity was consummated on January 1, 2005 and that the Gateway Holding Company acquisition by Texas United was consummated on January 1, 2005.

The following information should be read in conjunction with and is qualified in its entirety by Prosperity’s consolidated financial statements and accompanying notes which are incorporated by reference into this joint proxy statement/prospectus and the consolidated financial statements and accompanying notes of Texas United which are incorporated by reference into this joint proxy statement/prospectus.

The unaudited pro forma consolidated combined financial information is intended for informational purposes and is not necessarily indicative of the future financial position or future operating results of the combined company or of the financial position or operating results of the combined company that would have actually occurred had the merger or the other acquisitions been in effect as of the date or for the periods presented.

UNAUDITED PRO FORMA CONSOLIDATED COMBINED BALANCE SHEET AS OF JUNE 30, 2006

	Prosperity Historical	Texas United Historical	Pro Forma Adjustments			Pro Forma Combined
	(In thousands)
Assets
Cash and due from banks	$102,921	$66,548		$(30,554	)(a)	$138,915
Federal funds sold	20,322	9,660		—		29,982

Total cash and cash equivalents	123,243	76,208		(30,554)		168,897
Interest-bearing deposits in financial institutions	297	—				297
Available for sale securities, at fair value	389,293	255,051				644,344
Held to maturity securities, at cost	1,254,119	25,582		(176	)(b)	1,279,525
Total loans	2,204,792	1,255,217		—	(c)	3,460,009
Less allowance for credit losses	(24,280)	(10,995)				(35,275)

Loans, net	2,180,512	1,244,222				3,424,734
Bank premises and equipment, net	64,242	64,124				128,366
Accrued interest receivable	19,877	10,100				29,977
Goodwill	423,534	86,468		184,640	(d)	694,642
Core deposit intangibles	25,476	12,442		30,898	(e)	68,816
Other intangibles	—	5,188				5,188
Other real estate owned	77	1,525				1,602
Other assets	51,281	37,385				88,666

Total assets	$4,531,951	$1,818,295		$184,808		$6,535,054

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$839,317	$377,022	$			$1,216,339
Interest-bearing	2,800,683	945,522				3,746,205

Total deposits	3,640,000	1,322,544		—	(c)	4,962,544
Other liabilities	30,854	15,260				46,114
Other borrowings	125,205	261,197		(9,000	)(f)	377,402
Junior subordinated debentures	100,519	49,996		(7,210	)(g)	143,305

Total liabilities	3,896,578	1,648,997		(16,210)		5,529,365
Shareholders’ equity:
Common stock	32,801	10,647		(10,647	)(h)	43,360
				10,559	(i)
Capital surplus	424,699	128,546		(128,546	)(h)	784,456
				359,757	(i)
Retained earnings	183,581	36,379		(36,379	)(h)	183,581
Accumulated other comprehensive income, net of unrealized gains (losses) on available for sale securities	(5,101)	(6,157)		6,157	(j)	(5,101)
Less treasury stock, at cost	(607)	(117)		117	(h)	(607)

Total shareholders’ equity	635,373	169,298		201,018		1,005,689

Total liabilities and shareholders’ equity	$4,531,951	$1,818,295		$184,808		$6,535,054

(a)	This adjustment represents the cash payments expected to be made for the following items required by the merger agreement (in thousands):

Payoff of Texas United line of credit with a commercial bank	$9,000
Payments to certain officers and directors of Texas United (including income tax not deductible by Texas United)	14,247
Redemption of junior subordinated debentures issued to TXUI Statutory Trust I	7,210
Cash paid to Texas United option holders that elect to receive a cash payment in exchange for their options (assuming that holders of 40% of outstanding Texas United options elect to receive a cash payment)	97

Total cash payment	$30,554

(b)	This adjustment represents the write-down of Texas United’s held to maturity securities to market value as part of the purchase accounting adjustments.
(c)	Loans and deposits are currently being evaluated for any fair value adjustments that may be required, therefore no pro forma adjustments have been made at this time.
(d)	This adjustment represents the amount of goodwill expected to be recorded in the acquisition of Texas United, less amounts allocated to the estimated identifiable intangible assets, payments to certain officers and directors of Texas United and the write-down of held to maturity securities to market value, calculated as follows (in thousands):

Purchase price for Texas United (based on the 20 day average trading price of Prosperity common stock of $34.69 for the 20 trading days ending on October 27, 2006)	$370,316
Less: Texas United equity at book value	(169,298)
Add: Allocated to write-down of held to maturity securities	176
Payments to certain officers and directors of Texas United and cash payments to certain option holders (assuming that holders of 40% of outstanding Texas United options elect to receive a cash payment)	14,344
Allocated to core deposit intangibles	(30,898)

Total goodwill adjustment	$184,640

(e)	This adjustment represents the recognition of core deposit intangibles expected to be acquired in the Texas United acquisition.
(f)	This adjustment represents the payoff of Texas United’s line of credit with a commercial bank that is secured with stock of State Bank as required by the merger agreement.
(g)	This adjustment represents the redemption of the junior subordinated debentures issued to TXUI Statutory Trust I as required by the merger agreement.
(h)	This adjustment represents the elimination of equity of Texas United as a part of the purchase accounting adjustments.
(i)	This adjustment represents (i) the issuance of 10.559 million shares of Prosperity common stock to shareholders of Texas United, based on (a) 10.530 million shares of Texas United common stock outstanding as of June 30, 2006, (b) the issuance of $1.0 million in shares of restricted Prosperity common stock (28,802 shares assuming a $34.69 per share price of Prosperity common stock) as set forth in the employment agreements to be entered into pursuant to the merger agreement, (c) the average trading price of Prosperity common stock for the 20 trading days ending on October 27, 2006 of $34.69 per share and (ii) the issuance of options to acquire 145,202 shares of Prosperity common stock (assuming that holders of 60% of outstanding Texas United options will elect to convert their options into options to acquire shares of Prosperity common stock), with an aggregate value of $5.0 million based on the average trading price of Prosperity common stock for the 20 trading days ending on October 27, 2006.
(j)	This adjustment represents the elimination of Texas United unrealized loss on available for sale securities.

UNAUDITED PRO FORMA CONSOLIDATED

COMBINED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2006

	Prosperity Historical	SNB Bancshares Historical	Pro Forma Adjustments			Adjusted Prosperity Subtotal	Texas United Historical	Pro Forma Adjustments			Pro Forma Combined
	(In thousands, except per share data)
Interest income:
Loans, including fees	$70,060	$11,391	$			$81,451	$48,548	$			$129,999
Securities	36,296	3,055				39,351	5,784				45,135
Federal funds sold and other interest income	340	160				500	568				1,068

Total interest income	106,696	14,606				121,302	54,900				176,202

Interest expense:
Deposits	34,968	5,783				40,751	12,146				52,897
Federal funds purchased and other borrowings	2,565	170				2,735	5,264		(239	)(d)	7,760
Junior subordinated debentures	3,391	589				3,980	1,724		(383	)(e)	5,321

Total interest expense	40,924	6,542				47,466	19,134		(622)		65,978

Net interest income	65,772	8,064				73,836	35,766		622		110,224
Provision for credit losses	240	—				240	1,195				1,435

Net interest income after provision for credit losses	65,532	8,064				73,596	34,571		622		108,789

Noninterest income:
Customer service fees	13,531	291				13,822	5,618				19,440
Other	3,292	183				3,475	4,404				7,879
Gain on sale of loans	—	445				445	3,584				4,029
Gain (loss) on sale of securities	—	(16)				(16)	(132)				(148)

Total noninterest income	16,823	903				17,726	13,474				31,200

Noninterest expense:
Salaries and employee benefits	20,927	9,075		(5,904	)(a)	24,098	21,035		(4,379	)(f)	40,948
									194	(g)
Net occupancy expense	3,648	889		(294	)(a)	4,243	5,234		(397	)(f)	9,080
Data processing	1,800	702		(309	)(a)	2,193	763		(595	)(f)	2,361
Core deposit intangibles amortization	2,425	—		229	(b)	2,654	699		2,472	(h)	5,825
Other	9,848	4,403		(2,978	)(a)	11,273	8,648		(1,991	)(f)	17,930

Total noninterest expense	38,648	15,069		(9,256)		44,461	36,379		(4,696)		76,144

Income (loss) before federal income taxes	43,707	(6,102)		9,256		46,861	11,666		5,318		63,845
Provision (benefit) for federal income taxes	14,948	(2,143)		3,152	(c)	15,957	3,708		1,787	(i)	21,452

Net income (loss)	$28,759	$(3,959)		$6,104		$30,904	$7,958		$3,531		$42,393

Basic earnings (loss) per share:
Earnings (loss) per share	$0.95	$(0.32)				$0.96	$0.79				$0.99
Weighted average shares outstanding	30,179	12,436				32,313	10,012				42,872

Diluted earnings (loss) per share:
Earnings (loss) per share	$0.94	$(0.29)				$0.95	$0.78				$0.98
Weighted average shares outstanding	30,568	13,687				32,702	10,146				43,261

(a)	This adjustment represents the reversal of direct acquisition entries booked by SNB Bancshares in connection with the acquisition of SNB Bancshares by Prosperity.
(b)	This adjustment represents three months of amortization on core deposit intangibles of $5.7 million acquired in the acquisition of SNB Bancshares, which are being amortized on an accelerated basis over eight years.
(c)	This adjustment represents the net federal income tax effect of the pro forma adjustments using an effective tax rate of 34.05%. Prosperity’s statutory tax rate for this period was 35%. Management of Prosperity believes that the effective tax rate more accurately reflects the tax that will be incurred by the combined companies.
(d)	This adjustment represents the interest savings from the repayment of Texas United’s line of credit with a commercial bank that is secured with stock of State Bank as required by the merger agreement.
(e)	This adjustment represents the recapture of six months of interest expense that has been paid on the junior subordinated debentures of Texas United issued to TXUI Statutory Trust I, which debentures will be redeemed as required by the merger agreement.
(f)	This adjustment represents the anticipated operational cost savings in connection with the acquisition of Texas United for the combined company over a six month period. Prosperity anticipates that these savings will occur through the combination of back office operations and elimination of duplicate general, administrative and salary and benefits expense.
(g)	This adjustment represents six months of expense related to the issuance of $1.0 million in shares of restricted Prosperity common stock (28,802 shares assuming a $34.69 per share price of Prosperity common stock) to certain officers of Texas United as provided by employment agreements with such officers, which employment agreements are required by the merger agreement.
(h)	This adjustment represents six months of amortization on core deposit intangibles of $30.9 million expected to be acquired in the acquisition of Texas United, which will be amortized on an accelerated basis over eight years.
(i)	This adjustment represents the net federal income tax effect of the pro forma adjustments using an effective tax rate of 33.60%. Prosperity’s statutory tax rate for this period was 35%. Management of Prosperity believes that the effective tax rate more accurately reflects the tax that will be incurred by the combined companies.

UNAUDITED PRO FORMA CONSOLIDATED

COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

	Prosperity Historical	First Capital Bankers Historical	Grapeland Bancshares Historical	SNB Bancshares Historical	Pro Forma Adjustments			Adjusted Prosperity Subtotal		Adjusted Texas United Subtotal*	Pro Forma Adjustments			Pro Forma Combined
	(In thousands, except per share data)
Interest income:
Loans, including fees	$99,958	$5,192	$2,698	$44,134	$			$151,982		$73,665	$			$225,647
Securities	60,866	932	469	15,784		(460	)(a)	77,591		12,305				89,896
Federal funds sold and other interest income	1,299	—	109	224				1,632		614				2,246

Total interest income	162,123	6,124	3,276	60,142		(460)		231,205		86,584				317,789

Interest expense:
Deposits	43,643	1,406	767	18,753				64,569		16,042				80,611
Federal funds purchased and other borrowings	2,688	215	876	5,911		(705	)(b)	8,985		7,310		(142	)(g)	16,153
Junior subordinated debentures	4,895	706	—	2,706				8,307		2,706		(742	)(h)	10,271

Total interest expense	51,226	2,327	1,643	27,370		(705)		81,861		26,058		(884)		107,035

Net interest income	110,897	3,797	1,633	32,772		245		149,344		60,526		884		210,754
Provision for credit losses	480	1,075	269	10,351		(1,285	)(c)	10,890		4,213				15,103

Net interest income after provision for credit losses	110,417	2,722	1,364	22,421		1,530		138,454		56,313		884		195,651

Noninterest income:
Customer service fees	24,985	992	300	889				27,166		10,437				37,603
Other	5,115	451	91	769				6,426		6,637				13,063
Impairment write-down of securities	—	—	—	(13,777)		—		(13,777)		—		—		(13,777)
Gain on sale of loans	—	—	—	—				—		9,543				9,543
Gain (loss) on sale of securities	(79)	—	(456)	128				(407)		(230)				(637)

Total noninterest income	30,021	1,443	(65)	(11,991)				19,408		26,387				45,795

Noninterest expense:
Salaries and employee benefits	36,672	3,419	841	11,850		(5,447	)(c)	47,335		38,125		(7,032	)(i)	78,817
												389	(j)
Net occupancy expense	6,663	1,596	236	2,132		(2,142	)(c)	8,485		8,969		(550	)(i)	16,904
Data processing	2,837	4,756	143	1,739		(5,130	)(c)	4,345		1,512		(883	)(i)	4,974
Core deposit intangibles amortization	3,912	—	—	—		1,446	(d)	5,358		1,180		4,944	(k)	11,482
Other	18,873	3,806	936	5,787		(5,799	)(c)	23,603		16,114		(4,429	)(i)	35,288

Total noninterest expense	68,957	13,577	2,156	21,508		(17,072)		89,126		65,900		(7,561)		147,465

Income (loss) before federal income taxes	71,481	(9,412)	(857)	(11,078)		18,602		68,736		16,800		8,445		93,981
Provision (benefit) for federal income taxes	23,621	(2,533)	—	(3,766)		6,427	(e)	23,749		5,630		2,901	(l)	32,280

Net income (loss)	$47,860	$(6,879)	$(857)	$(7,312)		$12,175		$44,987		$11,170		$5,544		$61,701

Basic earnings (loss) per share:
Earnings (loss) per share	$1.79	$(2.46)	$(0.03)	$(0.59)				$1.40	(f)	$1.18				$1.48	(m)
Weighted average shares outstanding	26,706	2,795	30,000	12,435				32,203		9,461				41,693

Diluted earnings (loss) per share:
Earnings (loss) per share	$1.77	$(2.42)	$(0.03)	$(0.59)				$1.38	(f)	$1.15				$1.46	(m)
Weighted average shares outstanding	27,024	2,837	30,000	12,435				32,600		9,715				42,344

*	The information in this column is taken from the Pro Forma Combined column on the Unaudited Pro Forma Consolidated Combined Statement of Earnings of Texas United for the year ended December 31, 2005 beginning on page 30.
(a)	This adjustment represents the lost earnings associated with the sale of Grapeland Bancshares’ securities portfolio to fund the payoff of its long-term debt.
(b)	This adjustment represents the interest expense savings as a result of the payoff of Grapeland Bancshares’ long-term debt.
(c)	This adjustment represents the reversal of direct acquisition entries booked by First Capital and Grapeland Bancshares in connection with the merger and the anticipated operational savings in connection with the acquisition of First Capital, Grapeland Bancshares and SNB Bancshares for the combined company over a twelve month period. Prosperity anticipates that these savings will occur through the combination of back office operations and elimination of duplicate general, administrative and salary and benefits expense.
(d)	This adjustment represents twelve months of amortization on core deposit intangibles of $1.2 million acquired in the acquisition of Grapeland Bancshares, twelve months of amortization on core deposit intangibles of $13.4 million acquired in the acquisition of First Capital and twelve months of amortization on core deposit intangibles of $5.7 million acquired in the acquisition of SNB Bancshares, all of which are being amortized on an accelerated basis over eight years.
(e)	This adjustment represents the net federal income tax effect of the pro forma adjustments with respect to the First Capital, Grapeland Bancshares and SNB Bancshares acquisitions using an effective tax rate of 34.55%. Prosperity’s statutory tax rate for this period was 35%. Management of Prosperity believes that the effective tax rate more accurately reflects the tax that will be incurred by the combined companies.
(f)	Basic and diluted earnings per share of Prosperity, before giving effect to the proposed acquisition of Texas United, excluding the one time impairment write-down loss on SNB Bancshares securities of $13.8 million and the one time additional provision for loan losses of $7.9 million related to the sale of SNB Bancshares loans prior to acquisition would have been $1.84 and $1.82, respectively.
(g)	This adjustment represents the interest savings from the repayment of Texas United’s line of credit with a commercial bank that is secured with stock of State Bank as required by the merger agreement.
(h)	This adjustment represents the recapture of twelve months of interest expense that has been paid on the junior subordinated debentures of Texas United issued to TXUI Statutory Trust I, which debentures will be redeemed as required by the merger agreement.
(i)	This adjustment represents the anticipated operational cost savings in connection with the acquisition of Texas United for the combined company over a twelve month period. Prosperity anticipates that these savings will occur through the combination of back office operations and elimination of duplicate general, administrative and salary and benefits expense.
(j)	This adjustment represents twelve months of expense related to the issuance of $1.0 million in shares of restricted Prosperity common stock (28,802 shares assuming a $34.69 per share price of Prosperity common stock) to certain officers of Texas United as provided by employment agreements with such officers, which employment agreements are required by the merger agreement.
(k)	This adjustment represents twelve months of amortization on core deposit intangibles of $30.9 million expected to be acquired in the acquisition of Texas United, which will be amortized on an accelerated basis over 8 years.
(l)	This adjustment represents the net federal income tax effect of the pro forma adjustments with respect to the Texas United acquisition using an effective tax rate of 34.24%. Prosperity’s statutory tax rate for this period was 35%. Management of Prosperity believes the effective tax rate more accurately reflects the tax that will be incurred by the combined companies.
(m)	Basic and diluted earnings per share of Prosperity, after giving effect to the proposed acquisition of Texas United, excluding the one time impairment write-down loss on SNB Bancshares securities of $13.8 million and the one time additional provision for loan losses of $7.9 million related to the sale of SNB Bancshares loans prior to acquisition would have been $1.82 and $1.79, respectively.

Basic and diluted earnings per share excluding the impairment write-down loss and one time additional provision for loan losses in footnotes (f) and (m) are considered non-GAAP financial measures as defined in the rules and regulations of the Securities and Exchange Commission. Management of Prosperity believes that this presentation of basic and diluted earnings per share excluding such impairment write-down loss and one time additional provision for loan losses should clarify investors’ understanding of SNB Bancshares’ earnings performance prior to completion of the SNB Bancshares acquisition and the anticipated earnings performance of the combined company following completion of the SNB Bancshares acquisition. The reconciliation of Prosperity’s earnings per share calculated on a GAAP basis to the non-GAAP earnings per share is set forth below (in thousands, except per share data):

Net income (GAAP)	$61,701
Add: One time impairment write-down loss on SNB Bancshares securities	13,777
One time additional provision for loan losses on sale of SNB Bancshares loans	7,900
Tax effect of one time additions	(7,489)

Net income (non-GAAP)	$75,889

Weighted average shares outstanding (basic)	41,693
Weighted average shares outstanding (diluted)	42,344

Non-GAAP earnings per share (basic)	$1.82
Non-GAAP earnings per share (diluted)	1.79

UNAUDITED PRO FORMA CONSOLIDATED COMBINED FINANCIAL INFORMATION

OF TEXAS UNITED

The following unaudited pro forma consolidated combined financial information of Texas United for the year ended December 31, 2005 is presented to show the impact on Texas United’s historical financial position and results of operations of the completion of the Gateway Holding Company acquisition, which was consummated on December 1, 2005.

The unaudited Pro Forma Consolidated Combined Statement of Earnings of Texas United for the year ended December 31, 2005 assumes that the acquisition of Gateway Holding Company by Texas United was consummated on January 1, 2005. The following information should be read in conjunction with and is qualified in its entirety by Texas United’s consolidated financial statements and accompanying notes which are incorporated by reference into this joint proxy statement/prospectus.

The unaudited pro forma consolidated combined financial information is intended for informational purposes and is not necessarily indicative of the future financial position or future operating results of the combined company or of the financial position or operating results of the combined company that would have actually occurred had the acquisition been in effect as of the date or for the period presented.

UNAUDITED PRO FORMA CONSOLIDATED

COMBINED STATEMENT OF EARNINGS OF TEXAS UNITED

FOR THE YEAR ENDED DECEMBER 31, 2005

	Texas United Historical	Gateway Historical	Pro Forma Adjustments		Pro Forma Combined
	(In thousands, except per share data)
Interest income:
Loans, including fees	$64,593	$8,720	$352	(a)	$73,665
Securities	10,908	1,397			12,305
Federal funds sold and other interest income	234	380			614

Total interest income	75,735	10,497	352		86,584

Interest expense:
Deposits	14,024	2,018			16,042
Federal funds sold and purchased and other borrowings	7,024	286			7,310
Junior subordinated debentures	1,721	234	751	(b)	2,706

Total interest expense	22,769	2,538	751		26,058

Net interest income, before provision for credit losses	52,966	7,959	(399)		60,526
Provision for credit losses	3,838	375			4,213

Net interest income after provision for credit losses	49,128	7,584	(399)		56,313

Noninterest income:
Customer service fees	9,185	1,252			10,437
Other	15,646	534			16,180
Gain (loss) on sale of securities	(169)	(672)	611	(c)	(230)

Total noninterest income	24,662	1,114	611		26,387

Noninterest expense:
Salaries and employee benefits	33,855	5,470	(1,200	)(d)	38,125
Net occupancy expense	7,809	1,183	(23	)(e)	8,969
Data processing	1,026	486			1,512
Core deposit intangibles amortization	779	8	393	(f)	1,180
Other	14,171	1,940	3	(g)	16,114

Total noninterest expense	57,640	9,087	(827)		65,900

Income (loss) before federal income taxes	16,150	(389)	1,039		16,800
Provision for federal income taxes	5,414	(132)	348	(h)	5,630

Net income (loss)	$10,736	$(257)	$691		$11,170

Basic earnings (loss) per share:
Earnings (loss) per share	$1.17	$(0.17)			$1.18
Weighted average shares outstanding	9,165	1,531			9,461

Diluted earnings (loss) per share:
Earnings (loss) per share	$1.14	$(0.17)			$1.15
Weighted average shares outstanding	9,419	1,531			9,715

(a)	This adjustment represents the interest income that would have been realized for the year related to the fair value appreciation on the loan portfolio acquired from Gateway.
(b)	This adjustment represents interest expense associated with the issuance of approximately $16.0 million in junior subordinated debentures to fund the cash portion of the merger consideration.

(c)	This adjustment represents the reversal of losses incurred on the sales of investment securities related to the repositioning of Gateway’s investment securities portfolio in connection with the Gateway acquisition.
(d)	This adjustment represents the reversal of salaries and benefits expense paid to an executive in connection with the Gateway acquisition.
(e)	This adjustment represents a net reduction in depreciation/occupancy expense as a result of purchase accounting adjustments.
(f)	This adjustment represents eleven months of amortization on core deposit intangibles of $4.8 million acquired in the acquisition of Gateway, which is being amortized over eight years.
(g)	This adjustment represents noninterest expense that would have been realized for the year related to the fair value write-down of certain certificates of deposit acquired from Gateway.
(h)	This adjustment represents the net federal income tax effect of the pro forma adjustments using an effective tax rate of 33.52%. Texas United’s statutory tax rate for this period was 35%. Management of Texas United believes that the effective tax rate more accurately reflects the tax that will be incurred by the combined companies.

COMPARATIVE SUMMARY OF HISTORICAL AND

PRO FORMA PER SHARE SELECTED FINANCIAL DATA

Set forth below is certain per share financial information for Prosperity and Texas United on a historical basis, on a pro forma combined basis and on a pro forma combined basis per Texas United equivalent share.

The comparative pro forma data was derived by combining the historical consolidated financial information of Prosperity and Texas United using the purchase method of accounting for business combinations.

The pro forma data gives effect to:

•	the completion by Prosperity of the SNB Bancshares acquisition, which was consummated on April 1, 2006;

•	the proposed acquisition of Texas United and the proposed issuance of a number of shares of Prosperity common stock to the shareholders of Texas United in connection with the merger;

•	with respect to the year ended December 31, 2005 only, the completion by Prosperity of the Grapeland Bancshares acquisition, which was consummated on December 1, 2005;

•	with respect to the year ended December 31, 2005 only, the completion by Prosperity of the First Capital Bankers, Inc. acquisition, which was consummated on March 1, 2005; and

•	with respect to the year ended December 31, 2005 only, the completion by Texas United of the Gateway Holding Company acquisition, which was consummated on December 1, 2005.

For purposes of presenting pro forma basic and diluted earnings per share and cash dividends per share, the comparative pro forma data (1) for the six months ended June 30, 2006 assumes that each of the SNB Bancshares acquisition by Prosperity and the merger was effected on January 1, 2005 and (2) for the year ended December 31, 2005 assumes that each of the SNB Bancshares acquisition, the First Capital Bankers acquisition and the Grapeland Bancshares acquisition by Prosperity, the Gateway Holding Company acquisition by Texas United and the merger was effected on January 1, 2005. For purposes of presenting pro forma book value per share, the comparative pro forma data assumes that each of the SNB Bancshares acquisition by Prosperity and the merger was effective on June 30, 2006 and that each of the SNB Bancshares acquisition, the First Capital Bankers acquisition and the Grapeland Bancshares acquisition by Prosperity, the Gateway Holding Company acquisition by Texas United and the merger was effected on December 31, 2005. The Texas United pro forma equivalent share information shows the effect of the merger from the perspective of an owner of Texas United common stock. The information was computed by multiplying the pro forma information by the exchange ratio of 1.0, assuming no adjustment to the exchange ratio.

You should read the information below together with the historical consolidated financial statements and related notes and other information of Texas United that Texas United has presented in its prior Securities and Exchange Commission filings which are incorporated by reference in this joint proxy statement/prospectus and the historical consolidated financial statements and related notes and other information of Prosperity that Prosperity has presented in its prior Securities and Exchange Commission filings which are incorporated into this document by reference. See “Where You Can Find More Information” on page 104 for instructions on how to receive copies of the incorporated information.

We expect that Prosperity and Texas United will incur merger and integration charges as a result of combining their companies. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect all of these expenses. The unaudited pro forma combined data below is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

	As of and for the Six Months Ended June 30, 2006	As of and for the Year Ended December 31, 2005
Basic earnings per share
Prosperity	$0.95	$1.79
Adjusted Prosperity (1)	0.96	1.40	(3)
Adjusted Texas United (2)	0.79	1.18
Pro Forma	0.99	1.48	(4)
Equivalent pro forma per share of Texas United stock	0.99	1.48

Diluted earnings per share
Prosperity	$0.94	$1.77
Adjusted Prosperity (1)	0.95	1.38	(3)
Adjusted Texas United (2)	0.78	1.15
Pro Forma	0.98	1.46	(4)
Equivalent pro forma per share of Texas United stock	0.98	1.46

Cash dividends per share
Prosperity	$0.20	$0.35
Texas United	0.16	0.32
Pro Forma (5)	0.20	0.35
Equivalent pro forma per share of Texas United stock	0.20	0.35

Book value per share
Prosperity	$19.39	$16.69
Texas United	15.84	14.95
Pro Forma	23.21	22.49
Equivalent pro forma per share of Texas United stock	23.21	22.49

(1)	Financial data for the six months ended June 30, 2006 gives effect to the SNB Bancshares acquisition and financial data for the year ended December 31, 2005 gives effect to the SNB Bancshares, Grapeland Bancshares and First Capital Bankers acquisitions by Prosperity.
(2)	Financial data for the year ended December 31, 2005 gives effect to the Gateway Holding Company acquisition by Texas United.
(3)	Basic and diluted earnings per share of Prosperity, before giving effect to the proposed acquisition of Texas United, excluding the one time impairment write-down loss on SNB Bancshares securities of $13.8 million and the one time additional provision for loan losses of $7.9 million related to the sale of SNB Bancshares loans prior to acquisition would have been $1.84 and $1.82, respectively.
(4)	Basic and diluted earnings per share of Prosperity, after giving effect to the proposed acquisition of Texas United, excluding the one time impairment write-down loss on SNB Bancshares securities of $13.8 million and the one time additional provision for loan losses of $7.9 million related to the sale of SNB Bancshares loans prior to acquisition would have been $1.82 and $1.79, respectively.
(5)	Because Prosperity intends to continue paying its regular dividend, the pro forma dividend reflects the historical dividend paid by Prosperity.

Basic and diluted earnings per share excluding the impairment write-down loss and one time additional provision for loan losses in footnotes (3) and (4) above are considered non-GAAP financial measures as defined in the rules and regulations of the Securities and Exchange Commission. Management of Prosperity believes that this presentation of basic and diluted earnings per share excluding such impairment write-down loss and one time additional provision for loan losses should clarify investors’ understanding of SNB Bancshares’ earnings performance prior to completion of the SNB Bancshares acquisition and the anticipated earnings performance of the combined company following completion of the SNB Bancshares acquisition. See the reconciliation table included on page 28 in the footnotes to Prosperity’s Unaudited Pro Forma Consolidated Combined Statement of Income for the year ended December 31, 2005.

COMPARATIVE STOCK PRICES

The following table summarizes the closing price per share of Prosperity common stock, the closing price per share of Texas United common stock and the equivalent per share price for the Texas United common stock giving effect to the merger on (1) July 18, 2006, the business day prior to the announcement of the proposed merger, and (2) November 3, 2006, the most recent date practicable preceding the date of this joint proxy statement/prospectus. Because the market price of Prosperity common stock is subject to fluctuation, the market value of the shares of Prosperity common stock that holders of Texas United common stock would receive upon consummation of the merger may increase or decrease prior to the receipt of such shares following completion of the merger. You should obtain current market quotations for Prosperity common stock.

	Prosperity Common Stock (1)	Texas United Common Stock (2)	Equivalent Pro Forma Per Share of Texas United Common Stock (3)
July 18, 2006	$32.96	$30.68	$32.96
November 3, 2006	34.24	33.45	34.24

(1)	Represents the closing price of Prosperity common stock on the Nasdaq Global Select Market.
(2)	Represents the closing price of Texas United common stock on the Nasdaq Global Market.
(3)	Equivalent pro forma market value per share of Texas United common stock represents the historical market value per share of Prosperity common stock multiplied by the exchange ratio of 1.0, assuming no adjustment.

RISK FACTORS

An investment in the Prosperity common stock in connection with the merger involves risks. Prosperity describes below the material risks and uncertainties that it believes affect its business and an investment in the Prosperity common stock. You should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus in deciding whether to vote for approval of the merger agreement. If any of the risks described in this joint proxy statement/prospectus occur, Prosperity’s financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of Prosperity common stock could decline significantly, and you could lose all or part of your investment.

Risks Associated With the Merger

Fluctuations in market prices of Prosperity common stock will affect the value of the merger consideration that Texas United shareholders receive for their shares of Texas United common stock.

Upon completion of the merger, each share of Texas United common stock will be converted into shares of Prosperity common stock. The value of the shares of Prosperity common stock received by Texas United shareholders will depend on the market price of the Prosperity common stock at a given time. While the merger consideration has been generally structured to provide that shareholders of Texas United will receive, for each of their shares of Texas United common stock, one share of Prosperity common stock, Prosperity has the discretion, but not the obligation, to increase the exchange ratio with respect to the number of shares of Prosperity common stock that shareholders of Texas United will receive in the event the average closing price of Prosperity common stock falls below $28.50. In the event Prosperity elects to adjust the merger consideration, Texas United shareholders will receive a number of shares of Prosperity common stock greater than one. Further, in the event the average closing price of Prosperity common stock exceeds $34.84, the exchange ratio will be reduced. Because the price of Prosperity common stock will fluctuate prior to the merger and there is the possibility of an adjustment to the exchange ratio, Prosperity cannot assure Texas United shareholders of the market value or number of the shares of Prosperity common stock that they will receive in the merger.

The price of Prosperity common stock may vary from its price on the date of this joint proxy statement/prospectus, the date of the Texas United special meeting and the date for determining the average trading price discussed below. Stock price fluctuations may result from a variety of factors, some of which are beyond the control of Prosperity, including, among other things, changes in Prosperity’s businesses, operations and prospects, regulatory considerations and general market and economic conditions. Because the date the merger is to be completed will be later than the date of the special meeting, the price of the Prosperity common stock on the date of the special meeting may not be indicative of its price on the date the merger is to be completed. Accordingly, at the time the Texas United shareholders vote with respect to the merger agreement, they will not know the market value or number of shares of Prosperity common stock that they will receive in the merger.

If the price of Prosperity common stock falls and the decrease exceeds certain pre-agreed levels, and if Prosperity does not elect to alter the exchange ratio to provide more shares, Texas United has the right to terminate the merger agreement and the merger will not occur.

If the average closing price for Prosperity common stock during the 20 consecutive trading days ending on and including the tenth trading day prior to the closing date of the merger is less than $28.50 per share, the exchange ratio may be increased at the option of Prosperity. If Prosperity elects not to increase the exchange ratio, Texas United may terminate the merger agreement.

As a result, even if the merger is approved by the shareholders, the merger may ultimately not be completed. Although the Prosperity board of directors has the ability to increase the merger consideration and the Texas United board of directors has the power to terminate the merger agreement and abandon the merger if the second condition listed above occurs, there is no obligation of either board to exercise such power.

Texas United will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Texas United and consequently on Prosperity. These uncertainties may impair Texas United’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers and others that deal with Texas United to seek to change existing business relationships with Texas United. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles with Prosperity. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Prosperity, Prosperity’s business following the merger could be harmed. In addition, the merger agreement restricts Texas United from making certain acquisitions and taking other specified actions until the merger occurs without the consent of Prosperity. These restrictions may prevent Texas United from pursuing attractive business opportunities that may arise prior to the completion of the merger. See the section entitled “Proposal to Approve the Merger Agreement—Conduct of Business Pending Effective Time” beginning on page 71 of this joint proxy statement/prospectus for a description of the restrictive covenants to which Texas United is subject.

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Prosperity and Texas United have operated and, until merger completion, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be business disruptions that cause us to lose customers or cause customers to take their deposits out of our banks. The success of the combined company following the merger may depend in large part on the ability to integrate the two businesses, business models and cultures. If we are not able to integrate our operations successfully and timely, the expected benefits of the merger may not be realized.

The market price of Prosperity common stock after the merger may be affected by factors different from those affecting Texas United common stock or Prosperity common stock currently.

The businesses of Prosperity and Texas United differ in some respects and, accordingly, the results of operations of the combined company and the market price of Prosperity’s shares of common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of Prosperity or Texas United. For a discussion of the businesses of Prosperity and Texas United and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

The Board of Governors of the Federal Reserve System must approve, or waive approval of, the merger and the Federal Deposit Insurance Corporation and Texas Department of Banking must approve the bank mergers. The Federal Reserve and the FDIC and TDB will consider, among other factors, the competitive impact of the merger and the bank mergers, the financial and managerial resources of our companies and our subsidiary banks and the convenience and needs of the communities to be served. As part of that consideration, we expect that the Federal Reserve and the FDIC and TDB will review capital position, safety and soundness, and legal and regulatory compliance, including compliance with anti-money laundering laws.

There can be no assurance as to whether the required regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

Some of the directors and officers of Texas United may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger.

The interests of some of the directors and officers of Texas United may be different from those of Texas United shareholders, and such directors and officers of Texas United may be participants in arrangements that are different from, or in addition to, those of Texas United shareholders. These interests are described in more detail in the section of this joint proxy statement/prospectus entitled “Financial Interests of Directors and Officers of Texas United in the Merger” beginning on page 79.

The merger agreement limits Texas United’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Texas United’s ability to discuss competing third-party proposals to acquire all or a significant part of Texas United. These provisions, which include a $15,000,000 termination fee, might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Texas United from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Texas United than it might otherwise have proposed to pay.

Prosperity may fail to realize the cost savings estimated for the merger.

Prosperity estimates that an annual cost savings of approximately 20% would be realized from the merger when fully phased in. While Prosperity continues to be comfortable with these estimates as of the date of this joint proxy statement/prospectus, it is possible that the estimates of the potential cost savings could turn out to be incorrect. For example, the combined purchasing power may not be as strong as expected, and therefore the cost savings could be reduced. In addition, unanticipated growth in Prosperity’s business may require Prosperity to continue to operate or maintain some facilities or support functions that are currently expected to be combined or reduced. The cost savings estimates also depend on our ability to combine the businesses of Prosperity and Texas United in a manner that permits those costs savings to be realized. If the estimates turn out to be incorrect or Prosperity is not able to combine successfully our two companies, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

Texas United shareholders will have less influence as a shareholder of Prosperity than as a shareholder of Texas United.

Texas United shareholders currently have the right to vote in the election of the board of directors of Texas United and on other matters affecting Texas United. The merger will transfer control of Texas United to Prosperity and to the shareholders of Prosperity. When the merger occurs, each Texas United shareholder will become a shareholder of Prosperity with a percentage ownership of Prosperity much smaller than such shareholder’s percentage ownership of Texas United. Because of this, Texas United shareholders will have less influence on the management and policies of Prosperity than they now have on the management and policies of Texas United.

Risks Associated With Prosperity

If Prosperity is not able to continue its historical levels of growth, it may not be able to maintain its historical earnings trends.

To achieve its past levels of growth, Prosperity has initiated internal growth programs and completed numerous acquisitions. Prosperity may not be able to sustain its historical rate of growth or may not be able to grow at all. In addition, Prosperity may not be able to obtain the financing necessary to fund additional growth and may not be able to find suitable candidates for acquisition. Various factors, such as economic conditions and competition, may impede or prohibit the opening of new banking centers. Further, Prosperity may be unable to attract and retain experienced bankers, which could adversely affect its internal growth. If Prosperity is not able to continue its historical levels of growth, it may not be able to maintain its historical earnings trends.

If Prosperity is unable to manage its growth effectively, its operations could be negatively affected.

Companies that experience rapid growth face various risks and difficulties, including:

•	finding suitable markets for expansion;

•	finding suitable candidates for acquisition;

•	attracting funding to support additional growth;

•	maintaining asset quality;

•	attracting and retaining qualified management; and

•	maintaining adequate regulatory capital.

In addition, in order to manage its growth and maintain adequate information and reporting systems within its organization, Prosperity must identify, hire and retain additional qualified employees.

If Prosperity does not manage its growth effectively, its business, financial condition, results of operations and future prospects could be negatively affected, and Prosperity may not be able to continue to implement its business strategy and successfully conduct its operations.

If Prosperity is unable to identify and acquire other financial institutions and successfully integrate its acquired businesses, its business and earnings may be negatively affected.

The market for acquisitions remains highly competitive, and Prosperity may be unable to find acquisition candidates in the future that fit its acquisition and growth strategy. To the extent that Prosperity is unable to find suitable acquisition candidates, an important component of its growth strategy may be lost.

Acquisitions of financial institutions involve operational risks and uncertainties and acquired companies may have unforeseen liabilities, exposure to asset quality problems, key employee and customer retention problems and other problems that could negatively affect Prosperity’s organization. Prosperity may not be able to complete future acquisitions and, if completed, Prosperity may not be able to successfully integrate the operations, management, products and services of the entities that it acquires and eliminate redundancies. The integration process may also require significant time and attention from Prosperity’s management that they would otherwise direct at servicing existing business and developing new business. Prosperity’s failure to successfully integrate the entities it acquires into its existing operations may increase its operating costs significantly and adversely affect its business and earnings.

Prosperity’s business is subject to interest rate risk and fluctuations in interest rates may adversely affect its earnings and capital levels.

The majority of Prosperity’s assets are monetary in nature and, as a result, Prosperity is subject to significant risk from changes in interest rates. Changes in interest rates can impact Prosperity’s net interest income as well as the valuation of its assets and liabilities. Prosperity’s earnings are significantly dependent on its net interest income. Net interest income is the difference between the interest income earned on loans, investments and other interest-earning assets and the interest expense paid on deposits, borrowings and other interest-bearing liabilities. Therefore, any change in general market interest rates, such as a change in the monetary policy of the Federal Reserve or otherwise, can have a significant effect on Prosperity’s net interest income. Prosperity’s assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities.

Prosperity’s profitability depends significantly on local economic conditions.

Prosperity’s success depends primarily on the general economic conditions of the geographic markets in which it operates. Unlike larger banks that are more geographically diversified, Prosperity provides banking and financial services to customers primarily in the central, north central, south central and south areas of Texas. The local economic conditions in these areas have a significant impact on Prosperity’s commercial, real estate, construction and consumer loans, the ability of its borrowers to repay their loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic calamities, unemployment or other factors could impact these local economic conditions and negatively affect Prosperity’s financial results.

Prosperity’s allowance for credit losses may not be sufficient to cover actual credit losses, which could adversely affect its earnings.

As a lender, Prosperity is exposed to the risk that its loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to fully compensate Prosperity for the outstanding balance of the loan plus the costs to dispose of the collateral. Prosperity may experience significant loan losses which could have a material adverse effect on its operating results and financial condition. Management makes various assumptions and judgments about the collectibility of Prosperity’s loan portfolio, including the diversification by industry of its commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume, growth and composition of its loan portfolio, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers and the evaluation of its loan portfolio through its internal loan review process and other relevant factors.

Prosperity maintains an allowance for credit losses in an attempt to cover credit losses inherent in its loan portfolio. Additional credit losses will likely occur in the future and may occur at a rate greater than Prosperity has experienced to date. In determining the size of the allowance, Prosperity relies on an analysis of its loan portfolio, its experience and its evaluation of general economic conditions. If Prosperity’s assumptions prove to be incorrect, its current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in its loan portfolio. Material additions to the allowance would materially decrease net income.

In addition, federal and state regulators periodically review Prosperity’s allowance for credit losses and may require Prosperity to increase its provision for credit losses or recognize further charge-offs, based on judgments different than those of Prosperity’s management. Any increase in Prosperity’s allowance for credit losses or charge-offs as required by these regulatory agencies could have an adverse effect on Prosperity’s operating results and financial condition.

Prosperity’s small to medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

Prosperity targets its business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact the southeast Texas area or the other markets in which Prosperity operates, Prosperity’s results of operations and financial condition may be negatively affected.

An interruption in or breach in security of Prosperity’s information systems may result in a loss of customer business.

Prosperity relies heavily on communications and information systems to conduct its business. Any failure, or interruption or breach in security of these systems could result in failures or disruptions in Prosperity’s customer relationship management, general ledger, deposits, servicing or loan origination systems. Such interruptions may occur and may not be adequately addressed by Prosperity. The occurrence of any failures or interruptions could result in a loss of customer business and have a negative effect on Prosperity’s results of operations and financial condition.

The business of Prosperity is dependent on technology and Prosperity’s inability to invest in technological improvements may adversely affect its results of operations and financial condition.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Prosperity’s future success will depend in part upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in our operations. Many of Prosperity’s competitors have substantially greater resources to invest in technological improvements. Prosperity may not be able to effectively implement new technology driven products and services or be successful in marketing these products and services to its customers which may negatively affect our results of operations and financial condition.

Prosperity operates in a highly regulated environment and, as a result, is subject to extensive regulation and supervision that could adversely affect its financial performance, and Prosperity may be adversely affected by changes in federal and local laws and regulations.

Prosperity is subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on us and our operations and our subsidiary banks and their operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect Prosperity’s powers, authority and operations, or the powers, authority and operations of Prosperity Bank, which could have a material adverse effect on Prosperity’s financial condition and results of operations. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of this regulatory discretion and power may have a negative impact on Prosperity.

Prosperity’s corporate organizational documents and the provisions of Texas law to which it is subject may delay or prevent a change in control of Prosperity that you may favor.

Prosperity’s amended and restated articles of incorporation and amended and restated bylaws contain various provisions that either alone or in combination with the provisions of Texas law described below, may delay, discourage or prevent an attempted acquisition or change of control of Prosperity by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. These provisions include:

•	a board of directors classified into three classes of directors with the directors of each class having staggered, three year terms;

•	a provision that any special meeting of Prosperity’s shareholders may be called only by the chairman of the board, the chief executive officer, the president, a majority of the board of directors or the holders of at least 50% of Prosperity’s shares entitled to vote at the meeting;

•	a provision granting the board of directors authority to issue shares of preferred stock without shareholder approval, which preferred stock could have voting, liquidation, dividend or other rights superior to those of Prosperity common stock, and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring a controlling interest in Prosperity;

•	a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual or special meeting of shareholders;

•	a provision that denies shareholders the right to amend Prosperity’s bylaws; and

•	provisions of Texas law, which Prosperity did not opt out of in its articles of incorporation, that restrict business combinations with “interested shareholders” and provide that directors serving on a classified board or directors, such as Prosperity’s, may be removed only for cause.

Any or all of these provisions could discourage a third party from acquiring a controlling interest in Prosperity or other business combination transactions that might otherwise result in Prosperity’s shareholders receiving a premium over the then current market price of Prosperity common stock. See “Texas Anti-Takeover Statutes.”

The holders of Prosperity’s junior subordinated debentures have rights that are senior to those of Prosperity’s shareholders.

As of June 30, 2006, Prosperity had $100.5 million in junior subordinated debentures outstanding that were issued to its subsidiary trusts. The subsidiary trusts purchased the junior subordinated debentures from Prosperity using the proceeds from the sale of trust preferred securities to third party investors. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by Prosperity to the extent not paid or made by each trust, provided the trust has funds available for such obligations.

The junior subordinated debentures are senior to Prosperity’s shares of common stock. As a result, Prosperity must make payments on the junior subordinated debentures (and the related trust preferred securities) before any dividends can be paid on its common stock and, in the event of Prosperity’s bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of Prosperity common stock. Prosperity has the right to defer distributions on the junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of Prosperity common stock.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this joint proxy statement/prospectus, including statements included or incorporated by reference in this joint proxy statement/prospectus, that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of operations of Prosperity after the merger is completed as well as information about the merger. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “continue,” “will,” “should,” “may,” or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Many possible events or factors could affect the future financial results and performance of each of our companies before the merger or Prosperity after the merger, and could cause those results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, but are not limited to:

•	Prosperity’s actual cost savings resulting from the merger are less than expected, Prosperity is unable to realize those cost savings as soon as expected or Prosperity incurs additional or unexpected costs;

•	Prosperity’s revenues after the merger are less than expected;

•	deposit attrition, operating costs, customer loss and business disruption before and after the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than Prosperity expected;

•	competition among financial services companies may increase;

•	the risk that the businesses of Prosperity and Texas United will not be integrated successfully, or such integration may be more difficult, time-consuming or costly than expected;

•	the failure of Prosperity’s or Texas United’s shareholders to approve the merger agreement;

•	the ability to obtain the governmental approvals of the merger on the proposed terms and schedule;

•	changes in the level of nonperforming assets and charge-offs;

•	changes in the interest rate environment reduce Prosperity’s or Texas United’s interest margins;

•	general business and economic conditions in the markets Prosperity or Texas United serves change or are less favorable than expected;

•	legislative or regulatory changes adversely affect Prosperity’s or Texas United’s businesses;

•	changes occur in business conditions and inflation;

•	personal or commercial customers’ bankruptcies increase;

•	changes occur in the securities markets; and

•	technology-related changes are harder to make or more expensive than expected.

For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” section of this joint proxy statement/prospectus.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. Therefore, we caution you not to place undue reliance on our forward-looking statements. The forward-looking statements are made as of the date of this joint proxy statement/prospectus or the date of the applicable document incorporated by reference into this joint proxy statement/prospectus. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GENERAL INFORMATION

This document constitutes a proxy statement of Prosperity and is being furnished to all record holders of Prosperity common stock in connection with the solicitation of proxies by the board of directors of Prosperity to be used at a special meeting of shareholders of Prosperity to be held on December 13, 2006. The purpose of the Prosperity special meeting is to consider and vote upon a proposal to approve the merger agreement, dated as of July 18, 2006, as amended, by and between Prosperity and Texas United, which provides, among other things, for the merger of Texas United with and into Prosperity.

In addition, this document constitutes a proxy statement of Texas United and is being furnished to all record holders of Texas United common stock in connection with the solicitation of proxies by the board of directors of Texas United to be used at a special meeting of shareholders of Texas United to be held on December 14, 2006. The purpose of the Texas United special meeting is to consider and vote upon a proposal to approve the merger agreement, dated as of July 18, 2006, as amended, by and between Prosperity and Texas United, which provides, among other things, for the merger of Texas United with and into Prosperity. This document also constitutes a prospectus relating to the shares of Prosperity common stock to be issued to holders of Texas United common stock upon completion of the merger.

PROSPERITY SPECIAL MEETING

Date, Place and Time of the Special Meeting

The special meeting of Prosperity shareholders will be held at 10:30 a.m. local time on December 13, 2006 in the East Lawn Board Room at 80 Sugar Creek Center Boulevard, Sugar Land, Texas.

Matters to be Considered

The purpose of the special meeting is to consider and vote upon a proposal to approve the merger agreement, dated as of July 18, 2006, as amended, by and between Prosperity and Texas United, which provides, among other things, for the merger of Texas United with and into Prosperity.

At this time, the board of directors is unaware of any matter, other than the matter set forth above, that may be presented for action at the special meeting.

Shares Entitled to Vote, Quorum and Vote Required

The holders of record of the outstanding shares of Prosperity common stock at the close of business on October 27, 2006 will be entitled to notice of and to vote at the special meeting. At the close of business on that date, there were 32,791,785 shares of Prosperity common stock issued and outstanding and entitled to vote at the special meeting.

At the special meeting, the shareholders of Prosperity will be entitled to one vote for each share of common stock owned of record on October 27, 2006. The holders of a majority of the shares of Prosperity common stock entitled to vote at the special meeting must be present, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of at least a majority of the issued and outstanding Prosperity common stock is required to approve the merger agreement.

Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. The proposal to approve the merger agreement is a “non-discretionary”

item, meaning that brokers and banks who hold shares in an account for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstentions and broker non-votes will have the same effect as a vote against approval of the merger agreement or a failure to vote on the merger agreement. Accordingly, Prosperity’s board of directors encourages Prosperity shareholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

As of the record date, the directors and executive officers of Prosperity were entitled to vote, in the aggregate, 5,416,832 shares of Prosperity common stock, or approximately 16.52% of the outstanding shares of common stock entitled to vote at the special meeting.

The board of directors of Prosperity unanimously recommends that Prosperity shareholders vote FOR the proposal to approve the merger agreement.

Voting and Revocation of Proxies

Proxies, in the form enclosed, which are properly executed by the shareholders and returned to Prosperity and not subsequently revoked, will be voted in accordance with the instructions indicated on the proxies. Any properly executed proxy on which voting instructions are not specified will be voted FOR the proposal to approve the merger agreement. The proxy also grants authority to the persons designated in the proxy to vote in accordance with their own judgment if an unscheduled matter is properly brought before the special meeting.

If you are the record holder of your shares, you may revoke any proxy given pursuant to this solicitation by the board of directors of Prosperity at any time before it is voted at the special meeting by:

•	giving written notice to the Secretary of Prosperity;

•	executing a proxy bearing a later date and filing that proxy with the Secretary of Prosperity at or before the special meeting; or

•	attending and voting in person at the special meeting.

All written notices of revocation and other communications with respect to revocation or proxies should be sent to: Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027, Attention: denise Urbanovsky, Secretary. If you hold your shares in street name with a bank or broker, you must contact such bank or broker if you wish to revoke your proxy.

Solicitation of Proxies; Expenses

This proxy solicitation is made by the board of directors of Prosperity. Prosperity is responsible for its expenses incurred in preparing, assembling, printing, and mailing this joint proxy statement/prospectus. Proxies will be solicited through the mail. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers and other employees of Prosperity and its affiliates telephonically, electronically or by other means of communication. The directors, officers and other employees will not be additionally compensated. Prosperity will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners.

TEXAS UNITED SPECIAL MEETING

Date, Place and Time of the Special Meeting

The special meeting of Texas United shareholders will be held at 9:00 a.m. local time on December 14, 2006 at State Bank Annex, 240 West Colorado St., La Grange, Texas.

Matters to be Considered

The purpose of the meeting is to consider and vote upon a proposal to approve the merger agreement, dated as of July 18, 2006, as amended, by and between Prosperity and Texas United, which provides, among other things, for the merger of Texas United with and unto Prosperity.

At this time, the Texas United board of directors is unaware of any matter, other than the matter set forth above, that may be presented for action at the special meeting.

Shares Entitled to Vote, Quorum and Vote Required

The holders of record of the outstanding shares of Texas United common stock at the close of business on October 26, 2006 will be entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. At the close of business on that date, there were 10,741,340 shares of Texas United common stock issued and outstanding and entitled to vote at the special meeting.

At the special meeting, the shareholders of Texas United will be entitled to one vote for each share of Texas United common stock owned of record on October 26, 2006. The holders of a majority of Texas United common stock must be present, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of at least 70% of the issued and outstanding Texas United common stock is required to approve the merger agreement.

Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. The proposal to approve the merger agreement is a “non-discretionary” item, meaning that brokers and banks who hold shares in an account for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstentions and broker non-votes will have the same effect as a vote against approval of the merger agreement or a failure to vote on the merger agreement. Accordingly, the Texas United board of directors encourages Texas United shareholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

As of the record date, the directors and executive officers of Texas United were entitled to vote, in the aggregate, 1,468,643 shares of Texas United common stock, or approximately 13.67% of the outstanding shares of Texas United common stock entitled to vote at the special meeting. These shares are expected to be voted FOR approval of the merger agreement. The directors of Texas United and certain advisory directors and officers of Texas United and its subsidiary banks who, in the aggregate, are entitled to vote 16.81% of the outstanding shares of common stock, have each executed an agreement to vote his or her shares of Texas United common stock in favor of approval of the merger agreement.

As of the record date, William H. Fagan, M.D., a director of Prosperity, owned a total of 7,951 shares of Texas United common stock, representing 0.07% of the shares entitled to vote at the Texas United special meeting.

The board of directors of Texas United unanimously recommends that Texas United shareholders vote FOR approval of the merger agreement.

Voting and Revocation of Proxies

Proxies, in the form enclosed, which are properly executed by the shareholders and returned to Texas United and not subsequently revoked, will be voted in accordance with the instructions indicated on the proxies. Any properly executed proxy on which voting instructions are not specified will be voted FOR the proposal to approve the merger agreement. The proxy also grants authority to the persons designated in the proxy to vote in accordance with their own judgment if an unscheduled matter is properly brought before the special meeting.

If you are the record holder of your shares, you may revoke any proxy given pursuant to this solicitation by the board of directors of Texas United at any time before it is voted at the special meeting by:

•	giving written notice to the Secretary of Texas United;

•	executing a proxy bearing a later date and filing that proxy with the Secretary of Texas United at or before the special meeting; or

•	attending and voting in person at the special meeting.

All written notices of revocation and other communications with respect to revocation or proxies should be sent to: Texas United, 109 N. Main Street, La Grange, Texas 78945, Attention: Jeffrey A. Wilkinson, Secretary. If you hold your shares in street name with a bank or broker, you must contact such bank or broker if you wish to revoke your proxy.

Solicitation of Proxies; Expenses

This proxy solicitation is made by the board of directors of Texas United. Texas United is responsible for its expenses incurred in preparing, assembling, printing, and mailing this joint proxy statement/prospectus. Proxies will be solicited through the mail. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers and other employees of Texas United and its affiliates telephonically, electronically or by other means of communication and by The Altman Group, which Texas United has hired to assist in the solicitation and distribution of proxies for the special meeting. The directors, officers and other employees will not be additionally compensated. Texas United will pay The Altman Group a fee estimated not to exceed $6,500, plus reimbursement of reasonable out-of-pocket expenses, for its services. Texas United will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners.

PROPOSAL TO APPROVE THE MERGER AGREEMENT

The following information describes material aspects of the merger. It is not intended to be a complete description of all information relating to the merger and is qualified in its entirety by reference to more detailed information contained in the Appendices to this document, including the merger agreement. A copy of the merger agreement, as amended, is included as Appendix A and is incorporated herein by reference. You are urged to read the Appendices in their entirety.

Terms of the Merger

The merger agreement provides for the merger of Texas United with and into Prosperity. If the shareholders of Texas United and Prosperity approve the merger agreement at their respective special meetings, and if all required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in the first quarter of 2007, although delays could occur. As a result of the merger, holders of Texas United common stock will be entitled to receive whole shares of Prosperity common stock, with cash paid in lieu of fractional shares, and will no longer be owners of Texas United stock. As a result of the merger, certificates for Texas United common stock will only represent the right to receive the merger consideration pursuant to the merger agreement, and otherwise will be null and void after completion of the merger.

In connection with the merger, Prosperity will issue one share of its common stock to Texas United shareholders for each share of Texas United stock they own, subject to adjustment as provided in the merger agreement and described below.

The exchange ratio may be adjusted if the consecutive 20 trading day average closing price of the Prosperity common stock on the tenth trading day immediately prior to the closing date (average closing price) is less than $28.50 or greater than $34.84. In the event the average closing price is less than $28.50 per share, Prosperity has the discretion, but not the obligation, to increase the number of shares of common stock that it will issue to Texas United shareholders, such that the exchange ratio would be increased to a number determined by multiplying (1) the quotient of $28.50 divided by the average closing price and (2) the exchange ratio. If Prosperity elects not to adjust the exchange ratio, Texas United may terminate the merger agreement.

In the event the average closing price is greater than $34.84 per share, Prosperity shall decrease the number of shares of common stock that it will issue to Texas United shareholders, such that the exchange ratio would be decreased to a number determined by multiplying (1) the quotient of $34.84 divided by the average closing price and (2) the exchange ratio.

As a result of potential changes to the exchange ratio, if you are a Texas United shareholder, you will not know the exact number of shares of Prosperity common stock to be received by you in connection with the merger when you vote on whether to approve the merger agreement.

As noted above, Prosperity will not issue any certificates for fractional shares of Prosperity common stock in connection with the merger but will instead pay cash for any fractional share interests. The amount of cash will be determined by multiplying the fractional share interest by the average closing price of the Prosperity common stock.

Effects of the Merger on Texas United Stock Options and Stock Appreciation Rights

Pursuant to the merger agreement, any options to acquire shares of Texas United common stock pursuant to the Texas United Bancshares, Inc. 1998 Incentive Stock Option Plan, the Texas United Bancshares, Inc. 2004 Stock Incentive Plan, the 1998 Incentive Stock Option Plan for Gateway Holding Company, Inc. or pursuant to a nonqualified stock option agreement with Texas United that are outstanding and unexercised immediately prior to the completion of the merger will automatically become vested and will be converted into, at the election of the option holder, either an option to purchase shares of Prosperity common stock or a cash payment.

If the option holder elects to convert his or her option into an option to purchase shares of Prosperity common stock, such option will continue to be governed by the terms of the original plan and/or agreement under which it was issued. The number of shares of Prosperity common stock purchasable under the converted stock options as well as the exercise price of these stock options, will be adjusted to reflect the exchange ratio in the merger, rounded to the nearest whole share.

If the option holder elects to convert his or her option into a cash payment, such option holder will receive an amount of cash equal to the difference between (1) the exchange ratio multiplied by the average closing price of Prosperity common stock and (2) the per share exercise price applicable to such option, multiplied by the number of shares of Texas United common stock subject to the option. As of October 26, 2006, there were options outstanding to purchase 228,580 shares of Texas United common stock at a weighted average exercise price of $12.35 per share.

Promptly following the merger, Prosperity intends to register with the Securities and Exchange Commission, the shares of Prosperity common stock issuable upon the exercise of these converted options. Unless these shares of Prosperity common stock are acquired by an affiliate of Texas United, following registration, the shares issued upon the exercise of the options will be freely tradeable.

Each Texas United stock appreciation right outstanding immediately prior to completion of the merger shall be redeemed by Texas United for a cash payment equal to the difference between the average of the high and low sales price per share of Texas United common stock on Nasdaq on such date and the exercise price applicable to each stock appreciation right.

Background of the Merger

Texas United’s board and management team regularly assess strategic alternatives for growth in shareholder value. These alternatives include growth by acquisition, organic growth by branch expansion and growth by merger with a strategic partner. In recent years, Texas United’s Chief Executive Officer, L. Don Stricklin, has occasionally received informal indications of interest from potential strategic partners and has engaged in informal, nonbinding discussions with these parties from time to time in the course of his duties.

Beginning in the fourth quarter of 2005 and continuing into the first quarter of 2006, Mr. Stricklin was approached on an unsolicited basis by, and met with, representatives of various financial institutions that had expressed preliminary levels of interest in Texas United as a merger candidate. Two of these institutions—an institution based in the Western United States (the “Western institution”) and an institution based in the Southwestern United States (the “Southwestern institution”)—expressed further interest in a merger with Texas United in December 2005.

To facilitate communication with, and consideration by, the board with respect to these expressions of interest, Texas United’s board formed a Strategy Committee in January 2006 consisting of Mr. Stricklin; Texas United’s Chairman, Ervan Zouzalik; its Executive Vice President, Riley Peveto; and one of its directors, Lee Mueller, to review Mr. Stricklin’s reports on these discussions and to consider generally Texas United’s strategic plan for enhancing shareholder value. Mr. Stricklin briefed the Strategy Committee on these developments, but no further discussions took place until February 2006.

On February 13, 2006, Mr. Stricklin met with representatives of an investment bank representing the Southwestern institution, who indicated that the institution remained interested in making an offer to acquire Texas United and presented a preliminary term sheet indicating a proposed purchase price of $28 per Texas United share in a stock-for-stock transaction. Mr. Stricklin entered into a confidentiality agreement with the institution on behalf of Texas United and discussed the proposal with the Strategy Committee, but the Strategy Committee elected not to proceed with further discussions at that time.

On March 17, 2006, Texas United’s board of directors held a strategic planning meeting. The board discussed whether to continue to pursue Texas United’s existing strategic plan, which would require additional capital, or, in the alternative, to pursue a business combination with a strategic partner, which would allow the company to grow without raising additional capital. The board authorized Mr. Stricklin and the Strategy Committee to continue to pursue discussions with potential strategic partners, subject to the continued oversight of the board of directors.

On March 24, 2006, Mr. Stricklin and a representative of Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”), Texas United’s financial advisor, met with David Zalman, the Chairman and Chief Executive Officer of Prosperity and James D. Rollins III, the President and Chief Operating Officer of Prosperity. The meeting was initiated at the suggestion of Howe Barnes based on Prosperity’s potential strategic fit with Texas United and its experience in making acquisitions. Mr. Stricklin met with Mr. Zalman on March 31, 2006 and with Mr. Rollins on April 11, 2006 to continue preliminary discussions regarding a potential business combination between Prosperity and Texas United.

Meanwhile, on March 27 and 28, 2006, Mr. Stricklin met with representatives of the Western institution, with whom he had entered into a confidentiality agreement on behalf of Texas United on March 15, 2006. The preliminary price proposed verbally by the Western institution in the course of these discussions was $24 to $26 per Texas United share, which was significantly lower than the price the Strategy Committee had determined would be appropriate, and negotiations terminated at that point.

On April 14, 2006, Mr. Stricklin met with the Chief Executive Officer of the Southwestern institution and with its financial advisor to discuss the institution’s acquisition proposal. On May 5, 2006, he met with Messrs. Zalman and Rollins to discuss various business issues relating to a potential merger of Prosperity and Texas United. He met with a representative of Howe Barnes to discuss these issues on May 19, 2006. After a May 22, 2006 telephone conversation with Mr. Zalman, Mr. Stricklin executed a confidentiality agreement with Prosperity on behalf of Texas United in order to allow more detailed discussions to ensue.

On May 30, 2006, in a meeting among Messrs. Stricklin, Zalman and Rollins and a representative of Howe Barnes, Prosperity presented a proposed term sheet reflecting a stock-for-stock acquisition of Texas United by Prosperity at an exchange ratio of 0.96 Prosperity shares to one Texas United share, reflecting a total transaction value of approximately $333.4 million based on Prosperity’s then-current trading price. The proposed consideration was subject to a floor of $283.4 million in the event of a 15% decline in Prosperity’s stock price (to $27.10 per share) and a ceiling of $366.7 million in the event of a 10% increase in that price (to $35.07 per share).

After that meeting, Mr. Stricklin met with the Strategy Committee and a representative of Howe Barnes on May 30, 2006 and reviewed with them the term sheets presented by Prosperity and the Southwestern institution, together with a PowerPoint presentation furnished by the Southwestern institution. The meeting adjourned later that day and continued, with only the Committee members present, the following morning. Based on an evaluation of each company’s stock and financial performance, the relative proportion of the combined company that would be held by Texas United shareholders after the acquisition, the compatibility of each company’s principal business lines with those of Texas United, and potential integration issues, among other factors, the Strategy Committee elected not to pursue negotiations with the Southwestern institution and to continue to pursue negotiations with Prosperity.

On June 13, 2006, Messrs. Zalman and Rollins and Peter E. Fisher, General Counsel of Prosperity, made a formal presentation to the Strategy Committee and a representative of Howe Barnes. In addition, on that date, Texas United’s board of directors received a written offer to acquire Texas United and a related term sheet from the Southwestern institution. The offer reflected three alternative proposed structures: $32 per Texas United share for an all-stock transaction, for a total transaction value of approximately $347.4 million; $31 per Texas

United share with a combination of cash and stock consideration, for a total transaction value of approximately $336.4 million; and $30 per Texas United share for an all-cash transaction, for a total transaction value of approximately $325.5 million.

On June 14, 2006, the Strategy Committee and a representative of Howe Barnes spoke with counsel for Texas United by telephone. Counsel advised the committee regarding the board’s obligation to consider both the new offer from the Southwestern institution and the Prosperity offer in light of the best interests of Texas United’s shareholders and arranged to participate telephonically in the upcoming Texas United board meeting.

On June 17, 2006, the Texas United board met with counsel (who participated by telephone) and a representative of Howe Barnes to review the status of the negotiations with Prosperity and the terms of the new offer from the Southwestern institution. Counsel briefed the board regarding its fiduciary duties to shareholders, its continued confidentiality obligations and the proper process for considering the two offers. The board then appointed a Special Committee of independent directors consisting of Bryan Mitchell (Chair), J. J. Biffle, Joe Hargis and Hank Novak, with former director and current advisory director Joe Halpain to serve as an advisor to the Special Committee. The board instructed the Special Committee to meet with counsel and Texas United’s financial advisor to review the terms of both transactions and to form a recommendation to the full board.

Following the board meeting, the Special Committee met with counsel and a representative of Howe Barnes to consider the offers. Counsel discussed the scope of the committee’s responsibilities, and Mr. Stricklin, by invitation of the committee, summarized the background of the merger discussions to date, noting that each potential acquirer had indicated that the same bonus and change in control payments would be made in each proposed transaction. The Howe Barnes representative then made a presentation regarding the terms of each offer, with the other members of the board present solely in an observational capacity by invitation of the committee. The committee then excused the other directors and Mr. Stricklin and discussed the presentation and transactional alternatives with counsel and the financial advisor. The committee scheduled another meeting for June 19, 2006 to meet with counsel, a representative of Howe Barnes, and at least one representative of each potential acquirer in order to more fully evaluate the strategic, cultural and other nonfinancial aspects of a possible merger with each.

On June 19, 2006, the committee met with counsel and a representative of Howe Barnes and discussed the two offers further. After the initial discussion, the committee was joined by Mr. Zalman, Peter Fisher, general counsel to Prosperity, and Mr. Rollins (by telephone). Messrs. Zalman and Fisher described Prosperity’s history, business focus, acquisition philosophy, integration process and other business and cultural issues and responded to questions presented by the committee members. Following that presentation, the committee discussed their reactions to the presentation and then met by conference call with the representatives of the Southwestern institution, including its Chief Executive Officer, financial advisor and counsel. That discussion focused principally on the acquirer’s history, strategic plan, geographic footprint and compatibility with Texas United, and on post-merger integration and personnel issues. Upon conclusion of the discussion, the committee held further discussions and agreed to meet by telephone the next morning to finalize its recommendation to the board.

On June 20, 2006, the Special Committee met by conference call with counsel and a representative of Howe Barnes. After discussion, the committee voted to recommend that in view of the financial and nonfinancial terms presented to the Special Committee, including, but not limited to, each institution’s respective financial and stock performance, strategic plan, dividend payment history, cultural and business compatibility with Texas United and ability to consummate the transaction and facilitate the integration of Texas United’s operations after the merger, it would be in the best interests of Texas United’s shareholders to pursue negotiations with Prosperity and not with the other potential acquirer. The committee recommended, however, that Howe Barnes approach Prosperity with a request for a higher floor and ceiling on the transaction value than Prosperity had previously offered.

On June 22, 2006, the Texas United board met with counsel and a representative of Howe Barnes. Counsel briefed the board concerning its fiduciary duties. The chairman of the Special Committee then presented the committee’s recommendation as described above and also distributed copies of a PowerPoint presentation that had been sent to him the previous day by the Southwestern institution for consideration by the full board. The board reviewed the PowerPoint presentation and invited the Howe Barnes representative to report the financial advisor’s recommendation. The advisor noted that in response to the Special Committee’s request, Prosperity had offered to raise the floor, but lower the ceiling, to $29.01 and $33.79 per Prosperity share, respectively, as compared to the previously proposed $27.10 and $35.07 per share. The board discussed the proposed alternatives at length and concluded that if a Prosperity transaction were pursued, the higher potential benefit presented by the initial offer in the event of an increase in Prosperity’s stock price would better serve shareholder interests than the narrower range presented that day, and that the original price range continued to be fair from a financial point of view to Texas United’s shareholders. The Howe Barnes representative also led a discussion of the Southwestern institution’s presentation and summarized the principal financial and nonfinancial aspects of each proposed transaction, recommending that Texas United pursue a merger with Prosperity for the same principal reasons upon which the Special Committee based its recommendation.

The board then discussed the two alternative transactions, as well as the alternative of Texas United remaining independent, and adjourned for a meeting in executive session without management or advisors present. After discussion in executive session, the board reconvened and voted unanimously to authorize management and a negotiating committee to be appointed by the Chairman of the Board to move forward with merger negotiations with Prosperity on the original terms Prosperity had presented and to advise the Southwestern institution that the board did not wish to pursue further discussions with it. It also authorized the Special Committee to select an additional independent financial advisor to render an additional fairness opinion relating to the financial terms of the merger and the Special Committee subsequently selected Sterne, Agee & Leach, Inc. to serve in that capacity. On the next day, Texas United’s financial advisor notified the Southwestern institution that the board had elected not to accept its offer.

From June 23, 2006 to July 18, 2006, members of Texas United’s negotiating committee, comprised of Messrs. Stricklin, Zouzalik and Mitchell, Texas United’s chief financial officer, Jeff Wilkinson, its controller, Carole Yarbrough, and Assistant Secretary to the Board, Erica Vasek, assisted by counsel and Howe Barnes, negotiated the terms of a definitive merger agreement with representatives of Prosperity. The parties also conducted due diligence investigations of each other during this period.

In the meantime, on July 11, 2006, the Southwestern institution submitted a revised offer for Texas United. The revised offer reflected a price of $34 per Texas United share in a stock-for-stock transaction and $32 per Texas United share in an all-cash transaction, representing a total transaction value of $347.4 million, and did not include an offer reflecting consideration consisting of a combination of cash and stock. The Special Committee met with counsel (participating by telephone) and a representative of Howe Barnes, with Mr. Zouzalik as an invited guest, on July 17, 2006 to consider the new proposal and formulate a recommendation to the board. After a preliminary discussion of the revised proposal, the committee meeting was joined by the Chief Executive Officer and Chief Financial Officer of the Southwestern institution and representatives of its financial advisor. Its management team made a formal presentation regarding the institution’s history, historical and projected financial performance and growth, lines of business, geographic footprint and the benefits of a combination with Texas United, while the advisor discussed financial and valuation issues and the proposed pricing structure, which would involve a fixed exchange ratio with a value that would float until closing, subject to a floor and ceiling of approximately 10%.

After several questions from the committee members, the Southwestern institution’s representatives left and the committee discussed the revised offer with Texas United’s financial advisor and counsel. After significant discussion, the committee concluded that in view of that institution’s stock and financial performance and business prospects, the absence of a dividend, the relatively large percentage of the combined company that would be owned by Texas United shareholders, the better business and cultural fit presented by Prosperity, and the status of the existing negotiations with Prosperity, among other factors, Prosperity represented a better strategic partner for Texas United. The committee also decided, however, that an increase in the price offered by

Prosperity would be in the best interests of Texas United’s shareholders and directed the Howe Barnes representative to propose that Prosperity offer a one-to-one ratio and, if possible, an increase in the minimum consideration to be paid in the transaction.

On July 18, 2006, the Texas United board met with counsel (participating by telephone) and the Howe Barnes representative. The chairman of the Special Committee and the Howe Barnes representative summarized the terms of the revised offer and the points discussed in its meeting with the Southwestern institution, and the chairman of the Special Committee presented the committee’s recommendation described above. The advisor also reported that Prosperity had agreed to increase the exchange ratio from 0.96:1 to 1:1, but had not adjusted the proposed floor or ceiling. Both of Texas United’s financial advisors rendered their oral opinions to the board that the merger with Prosperity on the terms presented in the definitive merger agreement that had been presented to the board for its review and approval was fair to Texas United’s shareholders from a financial point of view. The board discussed, with the assistance of counsel and the Howe Barnes representative, the terms of the proposed definitive merger agreement with Prosperity, and following such discussion, voted unanimously to approve the merger agreement with Prosperity.

On July 18, 2006, Prosperity’s board of directors met and unanimously approved the proposed merger and the merger agreement and authorized management, subject to the satisfactory finalization of the merger documents, to execute and deliver the merger documents, including the merger agreement, on behalf of Prosperity.

On July 18, 2006, Texas United and Prosperity entered into the merger agreement and on July 19, 2006, the parties issued a joint press release announcing the proposed merger.

On July 19, 2006, a representative of Howe Barnes notified the Southwestern institution’s financial advisor that the board had not accepted its revised offer.

Texas United’s Reasons for the Merger and Recommendations of the Board of Texas United

In reaching its decision to approve the merger with Prosperity, Texas United’s board of directors considered, with Texas United’s management team and financial and legal advisors, a number of factors, including:

•	its knowledge of the business, financial condition, results of operations, prospects and strategic plans of each of Prosperity and Texas United, taking into account the results of its due diligence review of Prosperity, including its assessments of Prosperity’s management, asset size and quality, capital levels, geographic footprint, credit policies, loan loss reserves and relationship with its bank regulators;

•	the financial and other terms and conditions of the merger agreement, including but not limited to the exchange ratio and potential adjustments thereto in the event of a significant change in Prosperity’s stock price, and the opportunity for Texas United shareholders to participate fully, without a cap on their potential merger consideration, in any change of control of Prosperity between the execution of the merger agreement and the closing of the merger;

•	the historic and current market prices and trading volumes of Prosperity’s and Texas United’s common stock;

•	Prosperity’s success in integrating its prior acquisitions, the likelihood of a successful integration of Texas United’s business, operations and employees with those of Prosperity and of the successful operation of the combined company despite the challenges of such integration, together with the belief that customer disruption in the transition phase would not be significant based on the complementary nature of the markets, lines of business, customer bases, and management and customer service styles of the two companies;

•	issues relating to continued performance as a stand-alone entity, including the need to raise additional capital for future growth and the associated risks and expenses;

•	the anticipated willingness and ability of Prosperity to retain key Texas United management personnel after the merger;

•	Prosperity’s dividend payment history;

•	the financial analyses and opinions of Howe Barnes and Sterne Agee, including each company’s opinion to the board that the merger consideration to be received by Texas United’s shareholders in the merger was fair, from a financial point of view, to such shareholders; and

•	the structure of the merger as a tax-free exchange of Texas United common stock for Prosperity common stock.

In view of the variety of factors considered in connection with its evaluation of the merger, the Texas United board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to factors it considered. Further, individual directors may have given differing weights to different factors. In addition, the Prosperity board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. Rather, the board conducted an overall analysis of the factors it considered material, including thorough discussions with, and questioning of, Texas United’s management.

Prosperity’s Reasons for the Merger and Recommendations of the Board of Prosperity

As a part of Prosperity’s growth strategy, Prosperity routinely evaluates opportunities to acquire financial institutions. The acquisition of Texas United is consistent with Prosperity’s expansion strategy. Prosperity’s board of directors, senior management and certain lenders reviewed the business, financial condition, results of operation and prospects for Texas United, the market condition of the market areas in which Texas United conducts business, the compatibility of the management and the proposed financial terms of the merger. In addition, management of Prosperity believes that the acquisition of 46 new banking centers will expand Prosperity’s geographic presence in Dallas and Austin, Texas, provide an entry into the Fort Worth and Bryan/College Station, Texas market areas, provide opportunities for future growth and also result in a potential to realize cost savings. Prosperity’s board of directors also considered the financial condition and valuation for both Texas United and Prosperity, the tax-free nature of the exchange of Texas United stock for shares of Prosperity common stock as well as the financial and other effects the merger would have on Prosperity’s shareholders.

While management of Prosperity believes that revenue opportunities will be achieved and costs savings will be obtained following the merger, Prosperity has not quantified the amount of enhancements or projected the areas of operation in which such enhancements will occur.

In view of the variety of factors considered in connection with its evaluation of the merger, the Prosperity board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to factors it considered. Further, individual directors may have given differing weights to different factors. In addition, the Prosperity board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. Rather, the board conducted an overall analysis of the factors it considered material, including thorough discussions with, and questioning of, Prosperity’s management.

Opinions of Texas United’s Financial Advisors

Texas United’s board of directors engaged Howe Barnes Hoefer & Arnett, Inc. (Howe Barnes) to act as its independent financial advisor with respect to the merger and to render an opinion to the board as to the fairness, from a financial point of view, of the consideration to be issued to Texas United’s shareholders in the merger. In view of Howe Barnes’s role in introducing Texas United to Prosperity and negotiating the financial terms of the merger, however, Texas United’s board of directors determined that it would be appropriate to obtain an additional opinion from a financial advisor that had not been involved in the transaction. As a result, Sterne, Agee & Leach, Inc. (“Sterne Agee”) was engaged to render an additional opinion to the Texas United board of directors with respect to the fairness, from a financial point of view, of the consideration to be issued to Texas United’s shareholders in the merger.

The fairness opinions of Howe Barnes and Sterne Agee are described below. The descriptions contain projections, estimates and/or other forward-looking statements about the future earnings or other measures of the future performance of Texas United. You should not rely on any of these statements as having been made or adopted by Texas United or Prosperity.

Howe Barnes Hoefer & Arnett, Inc.

Texas United’s board of directors retained Howe Barnes Hoefer & Arnett, Inc. to render financial advisory and investment banking services. Howe Barnes assisted Texas United in analyzing, structuring and negotiating the merger of Texas United with and into Prosperity. Howe Barnes is a nationally recognized investment banking firm with substantial expertise in transactions similar to the proposed transaction and is familiar with Texas United and its business. Howe Barnes is a member of the National Association of Securities Dealers (NASD) with direct access to inter-dealer markets in NASD Automated Quotation (NASDAQ) and Over-the-Counter (OTC) securities, and makes markets in securities. As part of its investment banking activities, Howe Barnes is regularly engaged in the independent valuation of financial institutions and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

On July 18, 2006, the Texas United board of directors held a meeting to evaluate the proposed merger with Prosperity. At this meeting, Howe Barnes reviewed the financial aspects of the proposed merger and rendered an oral opinion, confirmed as of that date in writing, that the terms of the proposed merger of Texas United with and into Prosperity was fair, from a financial point of view, to Texas United shareholders. Howe Barnes has confirmed its July 18, 2006 opinion by delivering to the Texas United board a written opinion dated the date of this joint proxy statement/prospectus. In rendering its updated opinion, Howe Barnes confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which its analyses were based, performing procedures to update certain of its analyses and reviewing certain other factors considered in rendering its opinion.

The full text of Howe Barnes’ opinion is attached as Appendix B to this joint proxy statement/prospectus and should be read in its entirety.

No limitations were imposed by Texas United’s board of directors upon Howe Barnes with respect to the investigations made or procedures followed in rendering its opinion. Howe Barnes’ opinion is directed to the Texas United board and addresses only the fairness, from a financial point of view, of the merger consideration to Texas United shareholders. Howe Barnes’ opinion does not address Texas United’s underlying business decision to proceed with the proposed transaction and it does not constitute a recommendation to any Texas United shareholder as to how such shareholder should vote with respect to the proposed transaction.

In rendering its opinion, Howe Barnes reviewed and analyzed, among other things, the following:

•	the merger agreement;

•	annual reports on Form 10-K of Texas United for the years ended December 31, 2005 and December 31, 2004, and any amendments thereto; quarterly reports on Form 10-Q of Texas United for the quarters ended June 30, 2006, March 31, 2006, September 30, 2005, June 30, 2005 and March 31, 2005, and any amendments thereto;

•	annual reports on Form 10-K of Prosperity for the years ended December 31, 2005 and December 31, 2004, and any amendments thereto; quarterly reports on Form 10-Q of Prosperity for the quarters ended June 30, 2006, March 31, 2006, September 30, 2005, June 30, 2005 and March 31, 2005, and any amendments thereto;

•	certain other information relating to Texas United, including financial forecasts provided to Howe Barnes or discussed with Howe Barnes by senior management of Texas United and information obtained in meetings with members of senior management of Texas United to discuss past and current operations, financial condition and prospects, as well as the results of regulatory examinations;

•	certain other information relating to Prosperity, including information obtained in meetings with members of senior management of Prosperity to discuss past and current operations, financial condition and prospects, as well as the results of regulatory examinations;

•	the publicly reported historical prices and trading activity for Prosperity and Texas United common stock including a comparison of certain financial and stock market information for Prosperity and Texas United with those of certain publicly traded companies that Howe Barnes deemed to be comparable in certain respects to Prosperity and Texas United;

•	the financial terms, to the extent publicly available, of certain other merger and acquisition transactions involving banks and bank holding companies; and

•	certain other information, financial studies, analyses and investigations and financial, economic and market criteria as Howe Barnes deemed relevant.

In conducting its review and in rendering its opinion, Howe Barnes relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available, and did not attempt to independently verify the same. Howe Barnes relied upon the management of Texas United as to the reasonableness of the financial and operating forecasts, and projections (and the assumptions and bases therefor) provided to it, and Howe Barnes assumed that such forecasts and projections reflect the best currently available estimates and judgments of Texas United management.

Texas United does not publicly disclose internal management forecasts, projections or estimates of the type furnished to Howe Barnes in connection with its analysis of the financial terms of the proposed transaction, and such forecasts and estimates were not prepared with a view towards public disclosure. These forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of Texas United, including without limitation general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

Howe Barnes did not make or obtain any evaluations or appraisals of the assets or liabilities of Prosperity or Texas United. Howe Barnes is not an expert in the valuation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of either Prosperity or Texas United, nor did it review any individual loan credit files. Howe Barnes assumed that the aggregate allowance for loan losses set forth in the financial statements of Prosperity and Texas United is adequate to cover such losses. For purposes of its opinion, Howe Barnes assumed that the merger would have the tax, accounting and legal effects described in the merger agreement. Howe Barnes’ opinion as expressed herein is limited to the fairness, from a financial point of view, to Texas United shareholders with respect to the terms of the proposed merger of Texas United with and into Prosperity.

The opinion expressed by Howe Barnes was based upon market, economic and other relevant considerations as they existed and have been evaluated as of the date of the opinion and the information made available to it through that date. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of Prosperity or Texas United could materially affect the assumptions used in preparing the opinion. Howe Barnes assumed that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived.

The following is a summary of the material financial analyses performed by Howe Barnes in connection with the preparation of its opinion and does not purport to be a complete description of all the analyses performed by Howe Barnes. The summary includes information presented in tabular format, which should be read together with the text that accompanies those tables. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, an opinion is not necessarily susceptible to partial analysis or summary description. Howe Barnes believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying its opinion. In its analyses, Howe Barnes made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Texas United, Prosperity and Howe Barnes. Any estimates contained in Howe Barnes’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

Summary of Proposal. Howe Barnes reviewed the financial terms of the proposed transaction. Based on Prosperity’s stock price of $32.79, which is the average closing share price of Prosperity for the last twenty trading days ending July 17, 2006, each share of Texas United common stock would have the right to receive 1.0 share of Prosperity common stock. This represents an implied transaction value of $32.79 per share to Texas United shareholders.

Transaction Ratios*
Transaction Value to March 31, 2006 Stated Book Value	2.16	x
Transaction Value to March 31, 2006 Tangible Book Value	4.61	x
Transaction Value to Trailing 12 Months Earnings Per Share	23.76	x
Transaction Value to March 31, 2006 Assets	21.87%
Tangible Premium on March 31, 2006 Core Deposits	27.53%

*	Texas United March 31, 2006 data was not adjusted to reflect the acquisition of Northwest Bancshares, Inc., which was consummated on April 1, 2006.

For purposes of Howe Barnes’ analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $356.6 million, based upon 10,689,560 shares of Texas United common stock outstanding and including the intrinsic value of options to purchase an aggregate of 280,360 shares with a weighted average strike price of $11.16.

Analysis of Selected Public Companies. Howe Barnes used publicly available information to compare selected financial and market trading information for Prosperity and Texas United with those of a group of comparable publicly traded Texas banking organizations with total assets between $500 million and $15 billion. The companies in the peer group were:

•	Cullen/Frost Bankers, Inc.

•	First Financial Bankshares, Inc.

•	Guaranty Bancshares, Inc.

•	International Bancshares Corporation

•	MetroCorp Bancshares, Inc.

•	North Dallas Bank & Trust Company

•	Southside Bancshares, Inc.

•	Sterling Bancshares, Inc.

•	Texas Capital Bancshares, Inc.

To perform this analysis, Howe Barnes used financial data as of and for the three months ended March 31, 2006 and pricing data as of July 17, 2006. The table below sets forth the comparative financial and market data:

Category	Texas United		Prosperity		Peer Group Median
Total Assets (in millions)	$1,630.4		$3,571.6		$2,758.1
Equity/Assets	8.97%		13.31%		8.31%
Loans/Deposits	91.04%		53.56%		74.12%
Loan Loss Reserve/Loans	0.90%		1.11%		1.25%
Return on Average Assets	0.97%		1.43%		1.06%
Return on Average Equity	10.59%		10.92%		13.36%
Nonperforming Assets/Assets	0.39%		0.01%		0.21%
Efficiency Ratio	73.60%		43.51%		63.41%
Price/Book Value Per Share	1.99	x	1.89	x	2.39	x
Price/Tangible Book Value Per Share	4.25	x	4.71	x	3.15	x
Price/Last 12 Months’ Earnings Per Share	21.9	x	17.9	x	19.4	x

Stock Trading History. Howe Barnes reviewed the closing per share market prices and volumes for Prosperity and Texas United common stock, both of which are listed for trading on NASDAQ, on a daily basis from July 18, 2005 to July 17, 2006. For the period between July 18, 2005 and July 17, 2006, the market value of Texas United common stock ranged from a low of $17.37 to a high of $32.00. The average closing price for the period was $20.79, the closing price on July 17, 2006 was $30.21 per share and the average daily trading volume for Texas United was 21,324 shares.

For the period between July 18, 2005 and July 17, 2006, the market value of Prosperity common stock ranged from a low of $27.97 to a high of $33.90. The average closing price for the period was $30.45, the closing price on July 17, 2006 was $32.24 per share and the average daily trading volume for Prosperity was 135,152 shares.

Howe Barnes compared the stock price performance for Prosperity and Texas United to movements in certain stock indices, including the Standard & Poor’s 500 Index, the Nasdaq Bank Index and the median performance of publicly traded banking organizations located in the Southwest. During the period between July 18, 2005 and July 17, 2006, Texas United’s and Prosperity’s common stock outperformed each of the indices to which it was compared (Source: SNL Financial).

	Beginning Index Value July 18, 2005	Ending Index Value July 17, 2006
Texas United	100.00%	160.69%
Prosperity	100.00	112.10
Southwestern Banks	100.00	108.38
Nasdaq Bank Index	100.00	100.25
S&P 500 Index	100.00	101.09

Analysis of Selected Bank Merger Transactions. Howe Barnes reviewed certain publicly available information regarding 29 selected merger and acquisition transactions (the Comparable Transactions) announced from January 1, 2005 to July 17, 2006 involving Texas banking organizations with total assets between $50 million and $5 billion.

Howe Barnes reviewed the multiples of transaction value to stated book value, transaction value to tangible book, transaction value to last twelve months earnings, transaction value to assets and tangible book premium to core deposits and calculated high, low, mean and median multiples for the Comparable Transactions. The median multiples were then applied to Texas United’s balance sheet information as of March 31, 2006 and last twelve months earnings to derive an imputed range of values per share of Texas United’s common stock. The following table sets forth the median multiples as well as the imputed values based upon those median multiples.

	Comparable Transaction Median Multiple		Implied Value
Transaction Value/Book Value	2.76	x	$41.90
Transaction Value/Tangible Book Value	2.77	x	19.69
Transaction Value/LTM Earnings	28.36	x	39.14
Transaction Value/Assets	24.83%		37.87
Tangible Premium/Core Deposits	24.97%		30.85

As illustrated in the above table, Howe Barnes derived a range of imputed values of $19.69 to $41.90, based upon the median multiples for the Comparable Transactions.

Present Value Analysis. Howe Barnes calculated the present value of theoretical future earnings of Texas United and compared the transaction value to the calculated present value of Texas United’s stock on a stand-alone basis. Based on projected earnings for Texas United for 2006 through 2010, discount rates ranging from 10% to 18%, and including a residual value, the stand-alone present value of Texas United’s stock ranged from $12.97 to $28.63.

Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Howe Barnes estimated the net present value of the future streams of after-tax cash flow that Texas United could produce to benefit a potential acquiror, referred to as dividendable net income, and added a terminal value. Based on projected earnings for Texas United for 2006 through 2010, we calculated assumed after-tax distributions to a potential acquiror such that its tier 1 leverage ratio would be maintained at 7.00%. The terminal values for Texas United were calculated based on Texas United’s projected 2010 equity and earnings, the median price to book and price to earnings multiples paid in the Comparable Transactions and utilized a discount rate of 12%. This discounted cash flow analysis indicated implied values of $34.58 and $42.80.

Contribution Analysis. Howe Barnes reviewed the relative contributions to be made by Prosperity and Texas United to the combined institution based on financial information of both companies as of March 31, 2006. The percentage of pro forma common shares owned was determined using the exchange ratio of 1.0. This analysis indicated that the implied contributions to the combined entity were as follows:

	Prosperity	Texas United
Net Loans	58.69%	41.31%
Loan Loss Reserves	63.65	36.35
Total Intangible Assets	78.54	21.46
Total Assets	68.66	31.34
Total Deposits	70.76	29.24
Total Equity	76.48	23.52
Tangible Equity	73.60	26.40
2005 Net Income	81.66	18.32
Estimated 2006 Net Income	78.02	21.98
Pro Forma Common Ownership	75.40	24.60

Pro Forma Merger Analysis. Howe Barnes performed pro forma merger analyses to calculate the financial implications of the merger to the Texas United stockholders. This analysis assumes, among other things, the terms of the transaction as indicated above, that the merger closes in the first quarter of 2007 and cost savings and revenue enhancement opportunities equaling approximately 20% of Texas United’s estimated 2006 overhead expenses. This analysis utilized the First Call consensus earnings per share estimates for 2006 and 2007 for Prosperity and Texas United. This analysis indicated that the merger would be approximately 28% accretive to Texas United’s projected earnings per share.

Financial Advisory Fees. Texas United agreed to pay Howe Barnes a fee equal to 0.50% of the total merger consideration, less a maximum of $150,000 for the cost of obtaining an additional fairness opinion. During the past two years, Texas United has paid Howe Barnes an aggregate of $102,500 in fees for services including a fairness opinion for Texas United’s acquisition of Gateway Holding Company, goodwill impairment studies and placement agent services in connection with the issuance of trust preferred securities.

Sterne, Agee & Leach, Inc.

Texas United’s board retained Sterne, Agee & Leach, Inc. as a financial advisor because it is a nationally recognized investment banking firm with substantial expertise in transactions similar to the proposed transaction and is familiar with Texas United and its business. As part of its investment banking activities, Sterne Agee is regularly engaged in the independent valuation of financial institutions and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

On July 18, 2006, Sterne Agee issued to Texas United’s board of directors an oral opinion, confirmed as of that date in writing, that, subject to various assumptions and matters considered, the terms of the proposed acquisition of Texas United by Prosperity were fair to the Texas United shareholders, from a financial point of view. Sterne Agee has confirmed its July 18, 2006 opinion by delivering to the Texas United board a written opinion dated the date of this joint proxy statement/prospectus.

The full text of the Sterne Agee fairness opinion, which sets forth certain assumptions made, matters considered and limits on the review undertaken, is attached as Appendix C to this joint proxy statement/prospectus. Texas United’s shareholders are urged to read the Sterne Agee opinion in its entirety.

No limitations were imposed by Texas United’s board upon Sterne Agee with respect to the investigations made or procedures followed in rendering its opinion. Sterne Agee’s fairness opinion is based on the financial analysis described below. Sterne Agee’s fairness opinion is not intended to be and does not constitute a recommendation to any Texas United shareholder as to how such shareholder should vote with respect to the proposed transaction.

In arriving at its opinion, Sterne Agee, among other things:

•	reviewed a draft of the merger agreement;

•	evaluated Texas United’s consolidated results based upon a review of its regulatory reports and audited financial statements for the three-year period ending December 31, 2005, and the quarter ending March 31, 2006;

•	conducted conversations with executive management regarding recent and projected financial performance of Texas United;

•	compared Texas United’s recent operating results with those of certain other publicly-traded banks in Texas of comparable size and performance;

•	compared the pricing multiples for Texas United in the merger to those of certain other similarly-performing banks in Texas that have recently been acquired;

•	analyzed the present value of after-tax cash flows Texas United could produce through the year 2010, based on assumptions provided by Texas United management;

•	reviewed the historical stock price data and trading volume of Prosperity’s common stock and Texas United’s common stock; and

•	performed such other analyses that Sterne Agee considered appropriate.

In conducting its review and in arriving at its opinion, Sterne Agee relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available, and did not attempt to independently verify the same. Sterne Agee relied upon the management of Texas United as to the reasonableness of the financial and operating forecasts, and projections (and the assumptions and bases therefor) provided to it, and Sterne Agee assumed that such forecasts and projections reflect the best currently available estimates and judgments of Texas United’s management. Sterne Agee also assumed, without independent verification, that the allowance for loan losses set forth in the financial statements of Texas United is adequate to cover such losses. Sterne Agee did not make or obtain any evaluations or appraisals of the properties of Texas United, nor did it examine any individual loan credit files. For purposes of its opinion, Sterne Agee assumed that the reorganization would have the tax, accounting and legal effects described in the Agreement. Sterne Agee’s opinion as expressed herein is limited to the fairness, from a financial point of view, to Texas United shareholders with respect to the terms of the proposed acquisition of Texas United by Prosperity.

As a matter of policy, Texas United does not publicly disclose internal management forecasts, projections or estimates of the type furnished to Sterne Agee in connection with its analysis of the financial terms of the proposed transaction, and such forecasts and estimates were not prepared with a view towards public disclosure. These forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of Texas United, including without limitation general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

As more fully discussed below, Sterne Agee considered such financial and other factors as it deemed appropriate under the circumstances, including among others the following:

•	the historical and current financial position and results of operations of Texas United, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, noninterest income, noninterest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders’ equity, capitalization, the amount and type of nonperforming assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for Texas United;

•	the assets and liabilities of Texas United, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; and

•	Sterne Agee’s assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally.

The opinion expressed by Sterne Agee was based upon market, economic and other relevant considerations as they existed and have been evaluated as of the date of the opinion and the information made available to it through that date. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of Texas United could materially affect the assumptions used in preparing the opinion.

The following is a summary of the material financial analyses performed by Sterne Agee in arriving at its opinion and does not purport to be a complete description of all the analyses that may have been performed by

Sterne Agee. The summary includes information presented in tabular format, which should be read together with the text that accompanies those tables. Sterne Agee believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Sterne Agee made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Texas United. Any estimates contained in Sterne Agee’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Except as described below, none of the financial analyses performed by Sterne Agee was assigned a greater significance by Sterne Agee than any other.

Summary of Proposal. Sterne Agee reviewed the terms of the proposed transaction as described in the Agreement. Under the terms of the Agreement, Prosperity would issue approximately 10,875,000 shares for all outstanding shares of Texas United common stock and all options to acquire Texas United common stock. The transaction values Texas United at approximately $356.59 million or $32.79 per share (assuming a Prosperity stock price of $32.79, which is the average closing share price of Prosperity for the last twenty trading days ending July 17, 2006). The pricing ratios based on a transaction value of $32.79 per share are shown on the following chart:

Transaction Summary*
Transaction Value per Share	$32.79
Transaction Value to 3/31/06 Book Value	2.16	x
Transaction Value to 3/31/06 Tangible Book Value	4.61	x
Transaction Value to LTM 3/31/06 Net Income**	23.76	x
Transaction Value to 3/31/06 Assets	21.87%
Transaction Value to 3/31/06 Deposits	29.56%
Franchise Premium to 3/31/06 Core Deposits	27.49%

*	Texas United 3/31/06 data were not adjusted to reflect the acquisition of Northwest Bancshares, Inc. completed on April 1, 2006
**	LTM= Last Twelve Months.

The following table summarizes the implied value for Texas United derived from the analyses indicated, each of which is described in greater detail below:

Valuation Methodology	Implied Value for Texas United ($ in millions)
Transaction Value	$356.59
Selected Transaction Analysis	$279.14 – $463.20

Analysis of Selected Bank Merger Transactions. Sterne Agee reviewed information relating to seven selected Texas banking mergers and acquisitions announced between January 1, 2001 and July 17, 2006 in various transactions that were deemed analogous in general terms to the proposed transaction involving Texas United (the Selected Transactions). The Selected Transactions were:

Survivor	Acquired Entity
Cullen/Frost Bankers, Inc.	Summit Bancshares, Inc.
Banco Bilbao Vizcaya Argentaria, S.A.	State National Bancshares, Inc.
Banco Bilbao Vizcaya Argentaria, S.A.	Texas Regional Bancshares, Inc.
Prosperity Bancshares, Inc.	SNB Bancshares, Inc.
Compass Bancshares, Inc.	TexasBanc Holding Company
Zions Bancorporation	Amegy Bancorporation, Inc.
Banco Bilbao Vizcaya Argentaria, S.A.	Laredo National Bancshares, Inc.

Sterne Agee compared financial performance ratios of Texas United with financial performance ratios of the banking organizations making up the Selected Transactions and compared the pricing multiples to be paid for Texas United with those paid in the Selected Transactions.

The following table compares selected performance and financial ratios of Texas United as of and for the twelve months ended March 31, 2006, with the median ratios for the Selected Transactions:

	Texas United	Selected Transactions Median
Total Assets	$1.630 billion	$1.693 billion
Return on Average Assets	0.87%	1.11%
Return on Average Equity	9.90%	11.75%
Equity to Assets	8.97%	7.88%

On the basis of the pricing multiples for the Selected Transactions, Sterne Agee calculated a range of purchase prices as a multiple of book value, tangible book value, and earnings. The chart below shows the median for the Selected Transactions and the resulting price range for Texas United based on Texas United’s financial data as of and for the twelve months ended March 31, 2006:

	Selected Transactions Median Multiple		Implied Value ($ in millions)
Price to Book Value	2.99	x	$437.22
Price to Tangible Book Value	4.08	x	$279.14
Price to LTM Earnings	24.37	x	$285.96
Price to Assets	28.41%		$463.20
Price to Deposits	34.78%		$419.56
Franchise Premium/Core Deposits	32.23%		$406.23

Utilizing the median multiples, this analysis resulted in a range of imputed values for Texas United’s common stock of between $279.14 million and $463.20 million. The transaction value of $356.59 million falls within this range indicating the fairness of the proposed transaction.

Analysis of Publicly-Traded Peers. Using publicly available information, Sterne Agee compared the financial performance, financial condition and market valuations of Prosperity and Texas United with those of a group of comparable Texas banks with approximately $1 billion to $4 billion of total assets. The companies in the peer group were:

•	First Financial Bankshares, Inc.

•	MetroCorp Bancshares, Inc.

•	Southside Bancshares, Inc.

•	Sterling Bancshares, Inc.

•	Texas Capital Bancshares, Inc.

To perform this analysis, Sterne Agee used financial data as of and for the three months ended March 31, 2006. Market data was as of July 17, 2006 and the source for 2006 and 2007 was First Call, a nationally-recognized earnings per share consolidator.

Sterne Agee’s analysis showed the following concerning Prosperity’s and Texas United’s financial performance:

Financial Performance Measures	Prosperity	Texas United	Peer Group Median	Peer Group Average
Core Return on Average Assets	1.43%	0.97%	1.08%	1.09%
Core Return on Average Equity	10.92%	10.59%	12.05%	13.07%
Core Cash Return on Average Tangible Assets	1.65%	1.05%	1.11%	1.12%
Core Cash Return on Average Tangible Equity	29.22%	23.79%	16.33%	16.37%
Net Interest Margin	3.76%	4.85%	4.34%	4.13%
Fee Income / Revenue	20.82%	29.08%	17.45%	21.45%
Efficiency Ratio	43.55%	72.37%	65.16%	64.39%

Sterne Agee’s analysis showed the following concerning Prosperity’s and Texas United’s financial condition:

Financial Condition Measures	Prosperity	Texas United	Peer Group Median	Peer Group Average
Equity / Assets	13.31%	8.97%	8.31%	8.07%
Tangible Equity / Tangible Assets	5.81%	4.41%	6.58%	6.73%
Loans / Deposits	53.56%	89.86%	80.95%	75.64%
Loan Loss Reserve / Loans	1.11%	0.90%	1.13%	1.18%
Nonperforming Assets / Loans Plus OREO	0.08%	0.42%	0.34%	0.68%
Net Charge-Offs / Average Loans	0.00%	0.27%	0.00%	0.03%

Sterne Agee’s analysis showed the following concerning Prosperity’s and Texas United’s market valuations:

Market Performance Measures	Prosperity		Texas United		Peer Group Median		Peer Group Average
Stock Price / Book Value Per Share	188.98%		199.01%		245.30%		250.29%
Stock Price / Tangible Book Value Per Share	470.66%		424.89%		315.01%		302.49%
Stock Price / 2006 Estimated GAAP EPS	16.79	x	20.28	x	18.28	x	17.85	x
Stock Price / 2007 Estimated GAAP EPS	15.00	x	17.98	x	15.66	x	15.72	x
Dividend Yield	1.24%		1.06%		1.56%		1.51%
LTM 3/31/06 Dividend Payout Ratio	21.25%		23.19%		30.59%		27.93%

Financial Advisory Fees. Texas United agreed to pay Sterne Agee a fee of $150,000, plus reasonable out of pocket expenses, for delivery of its opinion. Texas United also agreed to indemnify and hold harmless Sterne Agee and its officers and employees against certain liabilities in connection with its services under the engagement letters, except for liabilities resulting from the negligence, violation of law or regulation or bad faith of Sterne Agee or any matter for which Sterne Agee may have strict liability.

Based on the results of the various analyses described above, Sterne Agee concluded that the merger consideration to be received by Texas United’s shareholders pursuant to the merger agreement is fair from a financial point of view.

Opinion of Prosperity’s Financial Advisor

The fairness opinion of Prosperity’s financial advisor, Keefe, Bruyette & Woods, Inc., is described below. The description contains projections, estimates and/or other forward-looking statements about the future earnings or other measures of the future performance of Prosperity. You should not rely on any of these statements as having been made or adopted by Texas United or Prosperity.

Prosperity engaged Keefe, Bruyette & Woods (KBW) to render financial advisory and investment banking services. KBW agreed to assist Prosperity in assessing the fairness, from a financial point of view, of the merger of Texas United with and into Prosperity. Prosperity selected KBW because KBW is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with Prosperity and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On July 18, 2006, the board of directors of Prosperity held a meeting to evaluate the proposed merger with Texas United. At this meeting, Prosperity’s management stated that KBW had rendered an oral opinion that the consideration to be offered by Prosperity in the merger was fair to Prosperity from a financial point of view. The board of directors of Prosperity approved the merger agreement at this meeting.

KBW has confirmed its oral opinion by delivering to the Prosperity board a written opinion as of the date of this joint proxy statement/prospectus. In rendering its updated opinion, KBW confirmed the appropriateness of its reliance on the analysis held to render the earlier opinion by reviewing the assumptions used upon which its analyses were based, performing procedures to update certain of its analyses and reviewing certain other factors considered in rendering its opinion.

The full text of KBW’s written opinion is attached as Appendix D to this joint proxy statement/prospectus. Prosperity shareholders are urged to read KBW’s opinion carefully in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by KBW in connection with the rendering of its opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion is directed solely to the board of directors of Prosperity and addresses only the fairness, from a financial point of view, of the merger consideration to Prosperity. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Prosperity shareholder as to how the shareholder should vote at the Prosperity special meeting on the merger agreement or any related matter.

In rendering its opinion, KBW:

•	reviewed, among other things,

•	the merger agreement,

•	Annual Reports to shareholders and Annual Reports on Form 10-K of Prosperity and Texas United,

•	Quarterly Reports on Form 10-Q of Prosperity and Texas United;

•	held discussions with members of senior management of Prosperity and Texas United regarding

•	past and current business operations,

•	regulatory matters,

•	financial condition, and

•	future prospects of the respective companies;

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for Prosperity and Texas United and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

•	performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by KBW, or that was publicly available. KBW did not attempt or assume any responsibility to verify such information independently. KBW relied upon the managements of Prosperity and Texas United as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for credit losses for Prosperity and Texas United were adequate to cover such losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of Prosperity or Texas United, or examine or review any individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by Prosperity’s senior management teams. Prosperity does not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for as a purchase under generally accepted accounting principles, and that the conversion of Texas United’s common stock into Prosperity’s common stock will be tax-free for Prosperity and Texas United. KBW’s opinion is not an expression of an opinion as to the prices at which shares of Prosperity common stock will trade following the announcement of the merger or the value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Prosperity and Texas United. Any estimates contained in the analyses performed by KBW are not necessarily indicative of values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the board of directors of Prosperity in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the board of directors of Prosperity with respect to the fairness of the merger consideration.

The following is a summary of the material analyses presented by KBW to the Prosperity board on July 18, 2006 in connection with its oral fairness opinion, which was subsequently confirmed in writing. The summary is not a complete description of the analyses underlying the KBW opinion, but summarizes the analyses performed in connection with such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. KBW did not address whether any individual analysis did or did not support the overall fairness conclusion. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal. Texas United shareholders will receive one share of Prosperity common stock for each Texas United share outstanding, subject to adjustment. Based upon Prosperity’s closing share price on July 17, 2006 of $32.24 the consideration represents $32.24 price per Texas United share, and an aggregate deal value of approximately $350.5 million.

Contribution Analysis. KBW analyzed the relative contributions of Prosperity and Texas United to the pro forma balance sheet and income statement items of the combined entity, including assets, tangible assets, gross loans, loan loss reserves, intangibles, deposits, deposits excluding CDs, common equity, tangible common equity, 2005 GAAP net income, 2005 cash net income, estimated 2006 GAAP net income, estimated 2006 cash net income, estimated 2007 GAAP net income, estimated 2007 cash net income and market capitalization. KBW compared the relative contribution of balance sheet and income statement items with the pro forma ownership for Prosperity and Texas United based on the 100% stock consideration. Balance sheet data was as of June 30, 2006 and market capitalization data was based on the July 17, 2006 closing prices. The results of KBW’s analysis are set forth in the following table.

Category	Prosperity	Texas United
Total Assets	71.4%	28.6%
Tangible Assets	70.4	29.6
Gross Loans	63.7	36.3
Loan Loss Reserves	68.8	31.2
Intangibles	82.0	18.0
Deposits	73.3	26.7
Deposits Excluding CDs	73.2	26.8
Common Equity	79.0	21.0
Tangible Common Equity	72.5	27.5

2005 GAAP Net Income	81.7%	18.3%
2005 Cash Net Income	81.8	18.2
2006 Estimated GAAP Net Income	79.6	20.4
2006 Estimated Cash Net Income	79.8	20.2
2007 Estimated GAAP Net Income	79.8	20.2
2007 Estimated Cash Net Income	79.9	20.1

Market Capitalization	76.6%	23.4%

Pro Forma Ownership (100% stock)	75.2%	24.8%

Selected Peer Group Analysis. KBW compared the financial performance and market performance of Prosperity and Texas United to those of a group of Texas publicly traded commercial banks.

Companies included in the peer group were:

•	Cullen/Frost Bankers, Inc.

•	International Bancshares Corp.

•	Sterling Bancshares, Inc.

•	Texas Capital Bancshares, Inc.

•	First Financial Bankshares, Inc.

•	Southside Bancshares, Inc.

•	MetroCorp Bancshares, Inc.

To perform this analysis, KBW used the financial information as of and for the quarters ended March 31, 2006 and June 30, 2006, and market price information used was as of July 17, 2006. Earnings estimates for 2006 and 2007 were obtained from Thomson First Call®, a nationally recognized earnings per share estimate consolidator for comparable companies.

KBW’s analysis showed the following concerning Prosperity’s and Texas United’s financial performance:

	Prosperity	Texas United	Peer Group Median
Core Return on Average Assets(1)	1.40%	0.95%	1.14%
Core Return on Average Equity(1)	10.15	10.10	13.66
Net Interest Margin	3.82	5.03	4.34
Fee Income / Revenue(2)	20.0	26.2	30.9
Efficiency Ratio	47.2	71.3	63.8

(1)	Core Income excludes extraordinary items, non-recurring items and gains/losses on sale of securities
(2)	Excluding securities gains/losses

KBW’s analysis showed the following concerning Prosperity’s and Texas United’s financial condition:

	Prosperity	Texas United	Peer Group Median
Equity / Assets	14.02%	9.31%	8.31%
Tangible Equity / Assets	4.55	4.09	6.43
Loans / Deposits	60.6	94.9	69.4
Loan Loss Reserves / Loans	1.10	0.88	1.20
Nonperforming Assets/ Loans plus OREO(1)	0.05	0.52	0.49
Net Charge Offs / Average Loans	0.01	0.15	0.10

(1)	Other Real Estate Owned

KBW’s analysis showed the following concerning Prosperity’s and Texas United’s market performance:

	Prosperity		Texas United		Peer Group Median
Market Price / Book Value	1.66	x	1.91	x	2.45	x
Market Price / Tangible Book Value	5.69		4.59		3.23
Price / 2006 GAAP EPS	16.8		20.3		17.4
Price / 2007 GAAP EPS	14.9		18.0		15.3
Dividend Yield	1.2%		1.1%		1.9%
2006 Dividend Payout	20.8		21.5		34.0

Financial Impact Analysis.

KBW performed pro forma merger analyses that combined the projected income statements of Prosperity and Texas United. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Prosperity. The analysis assumed the 2006 and 2007 First Call consensus earnings per share estimates of $1.92 and $2.17 respectively and 12% growth thereafter for Prosperity. The analysis assumed the 2006 and 2007 First Call consensus earnings per share of $1.49 and $1.68 respectively and 12% growth thereafter for Texas United. This analysis indicated that the merger is expected to be accretive to Prosperity’s GAAP earnings per share in 2007 and 2008, and accretive to cash earnings per share in 2007 and 2008. Cash earnings were estimated by adding the anticipated core deposit intangible amortization expense to GAAP earnings. The analysis also indicated that the merger is expected to be accretive to book value per share and dilutive to tangible book value per share for Prosperity and that Prosperity would maintain well capitalized regulatory capital ratios and thus will have the financial ability to execute the merger. This analysis was based on certain assumptions provided by Prosperity with regard to cost savings, merger related charges and the amortization of intangibles. For all of the above analyses, the actual results achieved by Prosperity following the merger will vary from the projected results, and the variations may be material.

Comparable Transaction Analysis.

KBW reviewed certain financial data related to acquisitions in Texas announced after January 1, 2004, with aggregate transaction values greater than $50 million. The transactions included in the group were (survivor/acquired entity):

•	Cullen/Frost Bankers, Inc. / Summit Bancshares, Inc.

•	Banco Bilbao Vizcaya Argentaria, S.A. / State National Bancshares, Inc.

•	Banco Bilbao Vizcaya Argentaria, S.A./ Texas Regional Bancshares, Inc.

•	Trustmark Corporation / Republic Bancshares of Texas, Inc.

•	Prosperity Bancshares, Inc. / SNB Bancshares, Inc.

•	Compass Bancshares, Inc. / TexasBanc Holding Company

•	Zions Bancorporation / Amegy Bancorporation, Inc.

•	State National Bancshares Inc. / Heritage Financial Corporation

•	Cullen/Frost Bankers, Inc. / Horizon Capital Bank

•	Wells Fargo & Company / First Community Capital Corporation

•	Southwest Bancorp. of Texas / Klein Bancshares, Incorporated

•	State National Bancshares, Inc. / Mercantile Bank Texas

Transaction multiples for the merger were derived from the $32.24 (based on Prosperity’s closing share price on July 17, 2006) per share price for Texas United. KBW compared these results with announced multiples. The results of the analysis are set forth in the following table.

	Prosperity/ Texas United		Announced Comparable Transactions Median
Price / LTM EPS(x)	22.4	x	25.0	x
Price/ Est. EPS	21.6		22.6
Price / Book Value	2.04		3.24
Price / Tangible Book Value	4.90		4.02
Core Deposit Premium	24.7%		29.8%
1 Day Market Premium	6.3		23.8
1 Month Market Premium	20.7		41.3

No company or transaction used as a comparison in the above analysis is identical to Prosperity, Texas United or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the various companies surveyed.

Discounted Cash Flow Analysis

KBW estimated the present value of Texas United by adding (i) the present value of the estimated future earnings stream that Texas United could generate over the period beginning in January 2007 and ending in December 2011, and (ii) the present value of the terminal value of Texas United. Terminal values for Texas United were calculated based on a range of terminal multiples applied to estimated 2012 earnings. The earnings assumptions that formed the basis of the analysis were based on First Call consensus earnings per share for 2006 and 2007 and a growth rate of 12% thereafter. KBW assumed that Texas United would maintain a tangible equity / tangible assets ratio of 6.00% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for Prosperity. Sensitivity tables were prepared with a range of terminal multiples of 13 times to 19 times, range of discount rates from 10.0% to 14.0%, and a range of cost savings from 15% to 25%. This resulted in a range of values from $319.6 million to $551.8 million, or $29.40 to $50.76 per Texas United share.

The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis does not purport to be indicative of the actual values or expected values of Texas United’s common stock.

Other Analysis.

KBW compared the financial and market performance of Prosperity and Texas United to a variety of relevant industry peer groups and indices. KBW reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for Prosperity and Texas United.

The board of directors of Prosperity retained KBW as an independent contractor to act as financial adviser to Prosperity regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and its securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Prosperity and Texas United. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Prosperity and Texas United for KBW’s own account and for the accounts of its customers.

KBW has previously served as financial adviser to Prosperity in several mergers, was the lead manager in Prosperity’s initial public offering and has assisted Prosperity in the issuance of trust preferred securities. In all such cases, KBW earned fees for its services. KBW may continue to act in all such capacities for Prosperity in the future.

Prosperity and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. Prosperity agreed to pay KBW, at the time of the delivery of the fairness opinion, a cash fee equal to $115,000. Pursuant to the KBW engagement agreement, Prosperity also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW and certain related parties against certain liabilities, including liabilities under the federal securities laws.

Exchange of Texas United Stock Certificates

If you are a shareholder of Texas United, as soon as practicable after the effective time of the merger, Prosperity’s transfer and exchange agent, Computershare Investor Services, will mail a letter of transmittal and instructions to you for use in surrendering your Texas United stock certificates. When you properly surrender your certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions, Prosperity will promptly cancel the surrendered stock certificates and deliver to you the number of shares of Prosperity common stock to which you are entitled under the merger agreement.

You should not send in your certificates until you receive the letter of transmittal and instructions.

At the effective time of the merger, and until surrendered as described above, each outstanding Texas United stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration to be paid pursuant to the merger agreement. With respect to any Texas United stock certificate that has been lost, stolen or destroyed, Prosperity will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with Prosperity’s standard policy, and evidence reasonably satisfactory to Prosperity of ownership of the shares in question. After the effective time of the merger, Texas United’s transfer books will be closed and no transfer of the shares of Texas United stock outstanding immediately prior to the effective time will be made on Prosperity’s stock transfer books.

To the extent permitted by law, you will be entitled to vote after the effective time of the merger at any meeting of Prosperity’s shareholders the number of whole shares of Prosperity common stock into which your shares of Texas United are converted, regardless of whether you have exchanged your Texas United stock certificates for Prosperity stock certificates. Whenever Prosperity declares a dividend or other distribution on the Prosperity common stock which has a record date after the effective time, the declaration will include dividends or other distributions on all shares of Prosperity common stock issuable pursuant to the merger agreement. However, no dividend or other distribution payable to the holders of record of Prosperity common stock will be delivered to you until you surrender your Texas United stock certificate for exchange as described above. Upon surrender of your Texas United stock certificate, the certificate representing the Prosperity common stock into which your shares of Texas United stock have been converted, together with any cash in lieu of any fractional share of Prosperity common stock to which you would otherwise be entitled and any undelivered dividends, will be delivered and paid to you, without interest.

Prosperity Shareholders Are Not Required to Exchange Stock Certificates

Holders of Prosperity common stock will not be required to exchange certificates representing their shares of Prosperity common stock or otherwise take any action as a result of the completion of the merger. There is no need for Prosperity shareholders to submit their Prosperity common stock certificates to Prosperity, Computershare Investor Services or any other person in connection with the merger.

Effective Time of the Merger

The merger will become effective at the date and time specified in the certificate of merger to be issued by the Secretary of State of the State of Texas. If the shareholders of Prosperity and Texas United approve the merger at their respective special meetings, and if all required regulatory approvals are obtained and their respective other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in the first quarter of 2007, although delays could occur.

We cannot assure you that we can obtain the necessary shareholder and regulatory approvals or that the other conditions to completion of the merger can or will be satisfied.

Conduct of Business Pending Effective Time

From the date of the merger agreement to and including the closing date, Texas United shall, and Texas United shall cause each of its subsidiaries to:

•	conduct its affairs (including, without limitation, the making of or agreeing to make any loans or other extensions of credit) only in the ordinary course of business consistent with past practices and prudent banking principles;

•	use its best efforts to preserve intact its present business organizations, keep available the services of its present officers, directors, key employees and agents, and preserve its relationships and goodwill with customers and advantageous business relationships;

•	promptly give written notice to Prosperity of (1) any material changes in its business, operations or prospects, (2) any complaints, investigations or hearings (or communications indicating the same may be contemplated) of any regulatory authority, (3) the institution or threat of any material litigation against Texas United or its subsidiaries or (4) any event or condition that would reasonably be expected to cause any of the representations or warranties of Texas United in the merger agreement to be materially untrue or cause a material adverse effect on Texas United; and

•	except as required by law or regulation, take no action which would adversely affect or delay the ability of Texas United or Prosperity to obtain any required regulatory or other approvals required to consummate the merger or the transactions contemplated by the merger agreement.

From the date of the merger agreement to and including the closing date, unless otherwise required by law or regulation, permitted by the merger agreement or reflected in a disclosure schedule, or unless Prosperity otherwise consents in writing (which consent shall not be unreasonably withheld or delayed), Texas United shall not, and shall not permit any of its subsidiaries, to:

•	adjust, split, combine or reclassify any of the Texas United common stock or other capital stock of Texas United;

•	make, acquire, modify or renew or agree to make, acquire, modify or renew any loans, loan participations or other extensions of credit to any borrower that (1) would be a material violation of policies and procedures in effect as of the date of the merger agreement, (2) would not be in the ordinary course of business consistent with past practices and prudent banking principals or (3) would be in excess of $1,000,000 (except pursuant to commitments made prior to the date of the merger agreement and not covered by items (1) or (2), or loans fully secured by a certificate of deposit at Texas United);

•	issue or sell or obligate itself to issue or sell any shares of its capital stock or any warrants, rights, options or warrants to acquire, or any securities convertible into, any shares of its capital stock, except that Texas United may issue shares of its common stock upon the exercise of outstanding stock options;

•	grant any stock appreciation rights, restricted stock, stock options or other form of incentive compensation;

•	open, close or relocate any branch office, or acquire or sell or agree to acquire or sell any branch office or any deposit liabilities;

•	enter into, amend or terminate certain agreements specified in the merger agreement or any other material agreement, or acquire or dispose of any material amount of assets or liabilities or make any change in any of its leases, except in the ordinary course of business consistent with past practices and prudent banking practices;

•	grant any severance or termination pay to, or enter into any employment, consulting, noncompetition, retirement, parachute, severance or indemnification agreement with, any officer, director, employee or agent of Texas United or any of its subsidiaries, either individually or as part of a class of similarly situated persons;

•	increase in any manner the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies in effect as of the date of the merger agreement, or pay any perquisite such as automobile allowance, club membership or dues or other similar benefits other than in accordance with past practice, or institute any employee welfare, retirement or similar plan or arrangement;

•

declare, pay or set aside for payment any dividend or other distribution (whether in cash, stock or property) in respect of the Texas United common stock, other than the payment of dividends from Northwest Bank, Gateway Bank, GNB Financial and State Bank to Texas United and Texas United’s regular quarterly cash dividend in an amount no greater than the cash dividend declared with respect to the second quarter of 2006 or, directly or indirectly, purchase, redeem or otherwise acquire any shares of Texas United common stock;

•	make any change in accounting methods, principles and practices, except as may be required by GAAP or any governmental authority;

•	sell, transfer, convey, mortgage, encumber or otherwise dispose of any material properties or assets (including other real estate owned) or interest therein;

•	foreclose upon or otherwise acquire any commercial real property prior to receipt and approval by Prosperity of a Phase I environmental review thereof;

•	increase or decrease the rate of interest paid on deposit accounts, except in a manner and pursuant to policies consistent with Texas United’s past practices and prudent banking practices;

•	charge-off any loan or other extension of credit prior to review and approval by Prosperity of the amount of such charge-off (which approval shall not be unreasonably withheld);

•	establish any new subsidiary or affiliate or enter into any new line of business;

•	materially deviate from policies and procedures existing as of the date of the merger agreement with respect to (1) classification of assets, (2) the allowance for loan losses and (3) accrual of interest on assets, except as otherwise required by the provisions of the merger agreement, applicable law or regulation or any governmental authority;

•	amend or change any provision of Texas United’s articles of incorporation or bylaws or the governing documents of any subsidiary of Texas United;

•	make any capital expenditure which would exceed an aggregate of $50,000, except pursuant to commitments made prior to the date of the merger agreement;

•	excluding deposits and certificates of deposit, incur or modify any indebtedness for borrowed money, including FHLB advances, in excess of $100,000 or with a final maturity of greater than one year, except that Texas United may repay the outstanding junior subordinated debentures issued to GNB Trust;

•	prepay any indebtedness or other similar arrangements so as to cause Texas United to incur any prepayment penalty thereunder;

•	except pursuant to contracts or agreements in force at the date of or permitted by the merger agreement, make any equity investment in, or purchase outside the ordinary course of business any property or assets of, any other individual, corporation or other entity;

•	settle any claim, action or proceedings involving payment by it of money damages in excess of $50,000 or impose any material restriction on the operations of Texas United or its subsidiaries;

•	voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options, restricted stock or other stock-based compensation; or

•	restructure or materially change its investment securities portfolio or its interest rate risk position from that as of March 31, 2006, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

We refer you to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus, for additional restrictions on the conduct of the business of Texas United pending the merger.

No Solicitation

In addition to the restrictions on Texas United outlined above, so long as the merger agreement is in effect, Texas United has agreed not to take any of the following actions:

•	entertain, solicit or encourage any inquiries with respect to any merger or other acquisition proposal; or

•	provide any information to or negotiate with any other party in furtherance of any merger or other acquisition proposal.

However, Texas United may furnish information or participate in negotiations or discussions where the board of directors of Texas United determines, based on the advice of counsel, that the failure to furnish such information or participate in such negotiations or discussions would or could reasonably be deemed to constitute a breach of the fiduciary or legal obligations of Texas United’s board of directors to its shareholders. Texas United has agreed to notify Prosperity of any unsolicited acquisition proposal and provide reasonable detail as to the identity of the proposed acquirer and the nature of the proposed transaction.

Texas United may terminate the merger agreement if it has received a bona fide acquisition proposal from a third party which it determines, in good faith and in the exercise of its fiduciary duties after consultation with its legal and financial advisors, to be superior to the terms of the merger agreement and the failure to terminate the merger agreement and accept such superior proposal would be inconsistent with the proper exercise of its fiduciary duties under applicable law. See “—Termination” on page 81.

Conditions to Completion of the Merger

The merger agreement contains a number of conditions to the obligations of Prosperity and Texas United to complete the merger which must be satisfied as of the closing date, including, but not limited to, the following:

•	approval of the merger agreement by the holders of a majority of the outstanding shares of Prosperity and by the holders of at least 70% of the outstanding shares of Texas United common stock;

•	receipt of all required regulatory approvals of the merger in a manner that does not impose any restrictions on the operations of Prosperity which are unacceptable to Prosperity;

•	the registration statement of which this joint proxy statement/prospectus forms a part shall have become effective and no stop order suspending its effectiveness shall be in effect and no proceedings for that purpose shall have been initiated and continuing or threatened by the Securities and Exchange Commission;

•	the shares of Prosperity common stock to be issued to Texas United shareholders shall have been authorized for listing on the Nasdaq Global Select Market;

•	the other party’s representations and warranties being true in all material respects as of the date of the merger agreement and as of the date of the closing and receipt of a certificate signed by the chief executive officer of the other party to that effect;

•	the absence of a material adverse change in the assets, properties, business or financial condition of either party;

•	the performance or compliance in all material respects by each party with its respective covenants and obligations required by the merger agreement to be performed or complied with prior to the effective date of the merger and receipt of a certificate signed by the chief executive officer of the other party to that effect; and

•	receipt by each party of an opinion of counsel to the effect that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

In addition to the conditions listed above, Prosperity’s obligation to complete the merger is subject to the satisfaction of the following conditions:

•

each of the directors and certain officers of Texas United, Northwest Bank, Gateway Bank, GNB Financial and State Bank, as well as certain individuals listed on the schedules to the merger agreement must have executed an agreement releasing Texas United, Northwest Bank, Gateway Bank, GNB

Financial, State Bank and Prosperity and their respective subsidiaries from any and all claims, subject to certain limited exceptions;

•	each of the directors of Texas United, Northwest Bank, Gateway Bank, GNB Financial and State Bank must have delivered to Prosperity their respective resignations;

•	L. Don Stricklin and certain other executive officers of Texas United and/or its subsidiaries shall have entered into an employment and non-competition agreement with Prosperity and/or Prosperity Bank;

•	certain officers and directors of Texas United shall have entered into a non-competition agreement with Prosperity and/or Prosperity Bank;

•	certain employment agreements between officers and Texas United or its subsidiaries shall have been terminated, Texas United shall have paid any amount due under such agreements and such officer shall have executed a termination and release agreement;

•	each Texas United stock option holder shall have executed and delivered to Prosperity an acknowledgement stating that such holder’s options shall be converted to an option to purchase Prosperity common stock or a cash payment, at the election of the holder, determined in accordance with the terms of the merger agreement;

•	the sale and transfer, without recourse, or the collection or charge-off of the identified loans shall have been completed;

•	the redemption of the trust preferred securities issued by GNB Trust shall have been completed; and

•	the repayment of all indebtedness for money borrowed by Texas United and its subsidiaries and the receipt of a release of all outstanding shares of capital stock of State Bank owned by Texas United’s subsidiary, Texas United Nevada, LLC, pledged as security in connection with a line of credit.

In addition to the conditions listed above, Texas United’s obligation to complete the merger is subject to the satisfaction of the following conditions:

•	Texas United shall have received written opinions from its financial advisors that the merger consideration is fair to Texas United’s shareholders from a financial point of view, and such opinion shall not have been withdrawn; and

•	the employment agreement between Texas United and L. Don Stricklin shall have been amended pursuant to the terms of the merger agreement.

Any condition to the consummation of the merger, except the required shareholder and regulatory approvals, and the absence of an order or ruling prohibiting the merger, may be waived in writing by the party to the merger agreement entitled to the benefit of such condition.

Additional Agreements

The merger agreement contains additional agreements made by each party, some of which are substantially reciprocal, the most significant of which include:

•	we each agreed to take all reasonable actions to aid and assist in the consummation of the merger and use our best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by the merger agreement, including such actions which are necessary, proper or advisable in connection with filing applications with, or obtaining approvals from all regulatory authorities having jurisdiction over the transactions contemplated by the merger agreement;

•

Texas United agreed, to the extent permitted by law, to provide Prosperity all information concerning Texas United required for inclusion in this joint proxy statement/prospectus, or any other application, filing, statement or document to be made or filed in connection with the merger and the other transactions contemplated by the merger agreement;

•	Texas United agreed, to the extent permitted by law, to, and agreed to cause each of its subsidiaries to, give Prosperity access to all of its properties, books and records and to provide additional financial and operating data and other information about its business and properties;

•	Texas United agreed to deliver or make available to Prosperity all unaudited quarterly financial statements and all call reports filed by Texas United’s subsidiaries;

•	we each agreed that neither party will, directly or indirectly, before or after the consummation of the merger or termination of the merger agreement, disclose any confidential information other than in connection with the regulatory notice and application process, or use such confidential information for its own purposes or for the benefit of any person, firm, corporation, association or other entity under any circumstances;

•	we each agreed that neither party will issue or cause the publication of any press release or public announcement with respect to the transactions contemplated by the merger agreement without the consent of the other party;

•	Texas United agreed that it will use its best efforts to provide, for a period of at least three years after completion of the merger, past acts insurance coverage for no less than the four-year period immediately preceding completion of the merger under its (1) current directors’ and officers’ insurance policy, (2) employment practices liability insurance and (3) current bankers blanket bond for each director and officer of Texas United and its subsidiaries currently covered under comparable policies held by Texas United;

•	Texas United agreed to execute and deliver such instruments and take such actions as Prosperity may reasonably require to cause the amendment or termination of any of Texas United’s employee benefit plans and Prosperity agreed that the Texas United employees who continue their employment after the closing of the merger agreement will be entitled to participate as newly hired employees in the employee benefit plans and programs maintained for employees of Prosperity and Prosperity Bank, such employees will be entitled to credit prior service with Texas United, and Prosperity will take all necessary acts to facilitate such coverage, including, without limitation, waiving any eligibility waiting periods and pre-existing condition exclusions, subject to the provisions set forth in the merger agreement;

•	we each agreed to allow the other party to designate two representatives who will be invited to attend the board of directors and the loan and discount and asset liability management committee meetings of the other party held prior to completion of the merger. Such representatives will have no voting rights and may be excluded from certain sessions;

•	Texas United agreed to use its commercially reasonable efforts to cause each director and officer and other person of Texas United designated as an affiliate of Texas United to deliver to Prosperity an executed copy of an affiliate letter;

•	Texas United agreed to use its best efforts to cause each holder of a Texas United stock option outstanding prior to the closing date of the merger to execute an acknowledgement stating that, based on such holder’s election, such holder’s outstanding stock options in Texas United shall be either (1) converted into an option to purchase a number of shares of Prosperity common stock equal to the number of shares of Texas United common stock subject to the original option multiplied by the exchange ratio at a per share exercise price equal to the exercise price per share of the original option divided by the exchange ratio or (2) converted into the right to receive a cash payment as set forth in the merger agreement;

•

Texas United agreed to take all actions necessary and appropriate to sell and transfer, without recourse, to a third party purchaser, certain of its loans mutually agreed to between Prosperity and Texas United, provided that Texas United may collect the outstanding balances due on such loans or may charge-off such loans to a zero value rather than sell them;

•	Texas United agreed to make such accounting entries consistent with GAAP as Prosperity may reasonably request in order to conform the accounting records of Texas United to the accounting policies and practices of Prosperity;

•	Texas United agreed to use its commercially reasonable best efforts to obtain all consents, approvals, authorizations, waivers or similar affirmations necessary to transfer and assign all right, title and interest of Texas United and its subsidiaries in leased premises to Prosperity and to permit the use and operation of the leased premises of Texas United and its subsidiaries by Prosperity;

•	Texas United agreed to purchase or acquire, or allow the holder to exercise, each award for the right to receive the appreciation in the fair market value of shares of Texas United common stock at any time prior to the closing date or each stock appreciation right outstanding and unexercised immediately prior thereto shall be redeemed in consideration of a cash payment in an amount equal to the excess of the average of the high and low sales price per share of Texas United common stock as listed on Nasdaq on the date of redemption over the exercise price per share of Texas United common stock specified in the award agreement;

•	Texas United agreed to cause Texas United Nevada, LLC, a Nevada limited liability company and wholly-owned subsidiary of Texas United, to merge with and into Texas United immediately prior to the merger;

•	Texas United agreed to cause each of Northwest Bank, Gateway Bank, GNB Financial and State Bank to cooperate with Prosperity and Prosperity Bank as necessary in conjunction with all approvals, filings, and other steps necessary to cause the consummation of the merger of each of Northwest Bank, Gateway Bank, GNB Financial and State Bank into Prosperity Bank;

•	Prosperity agreed to increase by one the number of positions on the Prosperity and Prosperity Bank boards of directors and cause L. Don Stricklin to be elected or appointed as a director of Prosperity and Prosperity Bank at the effective time of the merger, if he is still a member of Texas United’s board of directors immediately prior to the effective time of the merger, and if he is willing and eligible to serve as a director of Prosperity and Prosperity Bank;

•	Prosperity agreed to prepare and file a registration statement with the SEC and use its best efforts to cause the registration statement to become effective;

•	Prosperity agreed to file all notices and applications for all regulatory approvals required to be obtained by Prosperity or Prosperity Bank in connection with the merger agreement and to provide Texas United copies of such filings for which confidential treatment has not been requested;

•	Prosperity agreed to file all documents required to be filed to have the shares of the Prosperity common stock to be issued pursuant to the merger agreement included for quotation on Nasdaq and use its best efforts to effect said listing;

•	Prosperity agreed that for a period of at least two years following the date of the merger agreement to use its best efforts to file in a timely manner all reports with the SEC required to be filed by Prosperity pursuant to Section 13 and Section 15(d) of the Securities Exchange Act;

•	Prosperity agreed to take all corporate action necessary to reserve for issuance a sufficient number of shares of Prosperity’s common stock for delivery in connection with the conversion of options outstanding under Texas United’s stock option plan into options to purchase Prosperity common stock and to file a registration statement with respect to the Prosperity common stock subject to options and use its best efforts to maintain the effectiveness of such registration statement. Prosperity also agreed, where applicable, to administer the Texas United stock option plan in a manner that complies with Rule 16b-3 under the Securities Exchange Act;

•	Prosperity agreed that for a period of at least three years following the date of the merger agreement to indemnify the present and former directors and officers of Texas United, Northwest Bank, Gateway Bank, GNB Financial and State Bank against costs or expenses to the fullest extent to which such persons would be entitled under the constituent documents of Texas United, Northwest Bank, Gateway Bank, GNB Financial and State Bank, as applicable;

•	Prosperity agreed, from the date of the merger agreement through the completion of the merger (or the earlier termination of the merger agreement), not to enter into any agreement with any unaffiliated third party concerning any purchase or acquisition of Prosperity or Prosperity Bank or any of their respective material assets unless such proposed transaction provides for the acquisition of Texas United by Prosperity on the same terms and conditions as in the merger agreement, and if such a proposed transaction is completed before the merger, Texas United shareholders shall receive merger consideration as if the merger had been completed, with no adjustment to the exchange ratio;

•	Texas United agreed to notify the trustees of each of its subsidiary trusts formed to issue trust preferred securities of the execution of the merger agreement; and

•	Prosperity agreed to enter into a supplemental indenture agreement with respect to Texas United’s outstanding junior subordinated debentures issued in connection with the issuance of trust preferred securities by Texas United’s subsidiary trusts.

Representations and Warranties of Texas United and Prosperity

In the merger agreement, Texas United has made representations and warranties to Prosperity, and Prosperity has made representations and warranties to Texas United. The more significant of these relate to (among other things):

•	corporate organization and existence;

•	authority and power to execute the merger agreement and to complete the transactions contemplated by the merger agreement;

•	the absence of conflicts between the execution of the merger agreement and completion of the transactions contemplated by the merger agreement and certain other agreements;

•	capitalization;

•	the accuracy of their financial statements and reports;

•	pending or threatened litigation and other proceedings;

•	compliance with applicable laws and regulatory filings;

•	employee benefit plans;

•	the payment of taxes and filing of tax returns;

•	the absence of certain changes and events;

•	compliance with its SEC reporting obligations and the accuracy of such reports;

•	compliance with the provisions of the Sarbanes-Oxley Act;

•	the accuracy of information to be supplied for inclusion in state and federal reports and filings;

•	insurance coverage; and

•	broker, finder, financial advisor or investment banker fees.

Texas United also has made additional representations and warranties to Prosperity with respect to (among other things):

•	its investments;

•	its real property and leases;

•	its personal property;

•	its compliance with environmental laws;

•	its loan portfolio and allowance for loan losses;

•	the existence of certain loan agreements and related matters;

•	the existence of certain contracts and commitments;

•	its deferred compensation arrangements;

•	its accounting controls;

•	the absence of derivative contracts;

•	its deposit accounts;

•	its compliance with the Community Reinvestment Act;

•	its intellectual property rights;

•	its compliance with the Bank Secrecy Act and USA PATRIOT Act;

•	its employment relations;

•	its receipt of a fairness opinion;

•	the outstanding trust preferred securities of its subsidiary trusts; and

•	its shareholders list.

Financial Interests of Directors and Officers of Texas United in the Merger

In considering the recommendation of the board of directors of each of Prosperity and Texas United to vote for the proposal to approve the merger agreement, you should be aware that certain directors and executive officers of Texas United have interests in the merger that are in addition to, or different from, their interests as shareholders. The boards of Prosperity and Texas United were aware of these interests and considered them in approving the merger agreement. These interests include:

•	Amendment to L. Don Stricklin’s Employment Agreement. Prior to completion of the merger, the employment agreement currently in effect between L. Don Stricklin and Texas United will be amended to provide that in lieu of any change in control payments due to Mr. Stricklin pursuant to his existing employment agreement and his bonus payable in 2006, and in consideration of the non-competition provisions of the employment agreement to be entered into with Prosperity, Mr. Stricklin will receive a payment of $6.3 million in 2006, plus an amount that, on an after-tax basis, equals any excise tax imposed on him by reason of amounts payable to him under Section 280G of the Internal Revenue Code.

•	New Employment Agreement with L. Don Stricklin. Prior to completion of the merger, Mr. Stricklin shall have entered into an employment agreement with Prosperity and Prosperity Bank to be effective at the effective time of the merger pursuant to which Mr. Stricklin will serve as Vice Chairman and Executive Vice President of Prosperity and Vice Chairman of Prosperity Bank. The agreement is for an initial term of three years and entitles Mr. Stricklin to a base annual salary of $400,000, eligibility for bonuses, plus reimbursement of certain business expenses and participation in certain employee benefit plans and stock based incentive compensation programs. The agreement also entitles Mr. Stricklin to receive payment of his base salary for the remainder of the initial term of the agreement upon the termination of his employment with Prosperity Bank as a result of his death or disability or for any reason other than cause (as defined in the employment agreement), or if he resigns for good reason (as defined in the employment agreement).

•

Director Arrangements. Prosperity also agreed to take all actions necessary at or prior to the completion of the merger to cause L. Don Stricklin to be elected or appointed as a director of Prosperity and

Prosperity Bank at the completion of the merger, if he is still a member of the Texas United board of directors immediately prior to the completion of the merger, and if he is willing and eligible to serve as a director of Prosperity and Prosperity Bank.

•	Employment Agreements. Prosperity’s obligation to consummate the merger is subject to six of Texas United’s executive officers and certain other officers entering into employment and non-competition agreements with Prosperity and/or Prosperity Bank prior to the completion of the merger. Texas United and Prosperity Bank have entered into employment agreements with Messrs. Barta, Green and Stapp and Ms. McElreath and Prosperity Bank intends to enter into employment agreements with Messrs. Payne and Nichols, each of which is for an initial term of two years and entitles the named individual to receive a base annual salary, eligibility for bonuses, plus reimbursement of certain business expenses and participation in certain employee benefit plans and stock based compensation programs. The agreements with Messrs. Payne and Nichols provide for a base salary of $275,000 and $175,000, respectively, and entitle each to receive payment of his base salary for a 12-month period upon termination of his employment with Prosperity Bank without cause or by the employee for any reason, and contain non-competition and non-solicitation obligations for a specified period of time. The agreements with Messrs. Barta, Green and Stapp and Ms. McElreath provide for a base salary of $175,000, $165,000, $200,000 and $100,000 respectively, and entitle the employees to receive payment of his or her base salary for the remainder of the initial term of the agreement upon termination of his or her employment with Prosperity Bank by Prosperity Bank without cause, and contain non-competition and non-solicitation obligations for a specified period of time, unless such persons are terminated without cause.

The employment agreements also provide for an award of restricted stock of Prosperity upon the effective time of the merger in the amount of $175,000 for each of Messrs. Barta and Payne, $150,000 for each of Mr. Green and Ms. McElreath, $100,000 for Mr. Nichols and $250,000 for Mr. Stapp. The forfeiture restrictions on the restricted stock will lapse in increments of one-third ( 1/3) on the second anniversary of the grant date and the remaining two-thirds ( 2/3) on the third anniversary of the grant date.

•	Change in Control Arrangements. The merger with Prosperity will trigger additional obligations under the terms of existing agreements with Riley C. Peveto and Ervan E. Zouzalik. Mr. Peveto will be entitled to a change in control payment of $825,000. Under the terms of Mr. Zouzalik’s existing salary continuation agreement, Mr. Zouzalik will be entitled to a change in control benefit of $80,000 per year for life. In addition, upon the closing of the merger, Jeffrey A. Wilkinson will receive a change in control payment of $599,000 and severance of $200,000.

•	Director Payments. Each of the original directors of Texas United, namely Messrs. Bruce Frenzel, Lee Mueller, Jr., Michael Kulhanek, Michael Steinhauser and Ervan E. Zouzalik, shall be paid a bonus of $240,000 for their service to Texas United, with such payment to be made by Texas United in 2006 or by Prosperity on the day following completion of the merger.

•	Insurance. Texas United agreed that it will use its best efforts to provide, for a period of at least three years after completion of the merger, past acts insurance coverage for no less than the four-year period immediately preceding completion of the merger under its (1) current directors’ and officers’ insurance policy, (2) employment practices liability insurance and (3) current bankers blanket bond for each director and officer of Texas United and its subsidiaries currently covered under comparable policies held by Texas United.

•

Indemnification. Prosperity agreed that for a period of three years after completion of the merger it will indemnify and hold harmless each present and former director and officer of Texas United or its subsidiaries for liabilities from their acts or omissions in those capacities existing or occurring prior to completion of the merger to the fullest extent permitted by Texas United’s articles of incorporation or the articles of association of its subsidiaries, as applicable. Prosperity also agreed that the limitations on liability existing in favor of such indemnified parties provided in the articles of incorporation of Texas

United or the equivalent document of its subsidiaries for matters occurring prior to completion of the merger shall continue to be effective.

•	Accelerated Vesting of Options. Pursuant to the terms of the Texas United Bancshares, Inc. 1998 Incentive Stock Option Plan, the Texas United Bancshares, Inc. 2004 Stock Incentive Plan, the 1998 Incentive Stock Option Plan for Gateway Holding Company, Inc. or pursuant to a nonqualified stock option agreement with Texas United and the terms of the merger agreement, all outstanding and unvested options will accelerate and become immediately exercisable. As of October 26, 2006, Texas United’s directors and executive officers held an aggregate of 57,567 unvested options to purchase shares of Texas United common stock issued pursuant to such plans or agreements.

•	Accelerated Vesting of Stock Appreciation Rights. Pursuant to the terms of the Texas United Bancshares, Inc. Stock Appreciation Rights Plan and the terms of the merger agreement, all outstanding and unexercised stock appreciation rights will automatically be redeemed in consideration of a cash payment in amount equal to the excess of the average of the high and low sales price per share of Texas United common stock on the date of redemption over the exercise price per share of each stock appreciation right. As of October 26, 2006, Texas United’s directors and executive officers held an aggregate of 7,550 unexercised stock appreciation rights, with a weighted average exercise price of $10.80 per share, 2,750 of which were unvested.

•	Lapse of Forfeiture Restrictions on Restricted Stock. Pursuant to the terms of the Texas United Bancshares, Inc. 2004 Incentive Stock Option Plan, the forfeiture restrictions on all outstanding shares of restricted stock will lapse. As of October 26, 2006, Texas United’s director and executive officers held an aggregate 35,503 shares of restricted stock.

•	Assumption of Deferred Compensation and Salary Continuation Arrangements. Prosperity has agreed to honor and assume Texas United’s obligations under existing deferred compensation and salary continuation arrangements.

Modifications or Waiver

No termination, cancellation, modification, amendment, deletion, addition or other change in the merger agreement, or any provision thereof, or waiver of any right or remedy therein provided, shall be effective for any purpose unless specifically set forth in a writing signed by the party or parties to be bound thereby. The waiver of any right or remedy in respect to any occurrence or event on one occasion shall not be deemed a waiver of such right or remedy in respect to such occurrence or event on any other occasion.

Termination

The merger agreement may be terminated in the following manner:

By Mutual Consent. The merger agreement may be terminated and the merger abandoned at any time upon the mutual consent of Prosperity and Texas United and the approval of such action by the respective boards of directors.

By Either Party. The merger agreement may be terminated and the merger abandoned at any time prior to the effective date by either Prosperity or Texas United if:

•	the merger has not been completed by March 31, 2007 and the party exercising its termination right is not then in default under the merger agreement if the default has been the cause of or resulted in the failure to complete the merger;

•	any court of competent jurisdiction in the United States of other United States governmental body issues an order, decree or ruling or takes any other action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is final and non-appealable;

•	any of the transactions contemplated by the merger agreement are disapproved by any regulatory authority or other person whose approval is required to consummate any of such transactions;

•	the approval of the merger agreement by the shareholders of Prosperity or the shareholders of Texas United is not obtained;

•	any of the conditions to the obligations of Prosperity or the obligations of Texas United, respectively, have not been met or waived by the party entitled to such benefit; or

•	the other party materially breaches its representations and warranties or any covenant or agreement contained in the merger agreement and such breach has not been cured within the required time limit.

By Texas United. Texas United may terminate the merger agreement if it has received a bona fide acquisition proposal from a third party and the Texas United board of directors determines, in good faith and in the exercise of its fiduciary duties after consultation with its legal and financial advisors, that such acquisition proposal is superior to the terms of the merger agreement and the failure to terminate the merger agreement and accept such superior proposal would be inconsistent with the proper exercise of its fiduciary duties.

Texas United may also terminate the merger agreement if the average per share sales price for the Prosperity common stock for the 20 consecutive trading days ending on and including the tenth trading day (price measurement period) prior to completion of the merger is less than $28.50 per share; provided, however, that Prosperity has the right, but not the obligation, to nullify any exercise by Texas United of this termination right by increasing the number of shares of common stock that Prosperity will issue to Texas United shareholders to a number determined by multiplying (1) the quotient of $28.50 divided by the average share price and (2) the exchange ratio.

In the event Texas United desires to terminate the merger agreement as provided in the preceding paragraph, it must notify Prosperity in writing of its intent to terminate during the five-day period following the price measurement period.

By Prosperity. Prosperity may terminate the merger agreement if Texas United’s board of directors shall:

•	resolve to accept an alternative acquisition proposal (as defined in the merger agreement); or

•	withdraw or modify, in any manner adverse to Prosperity, its recommendation or approval of the merger agreement or recommend to Texas United shareholders acceptance or approval of any alternate acquisition proposal, or resolve to do the foregoing.

In addition, Prosperity had the right to terminate the merger agreement on or prior to October 16, 2006 if the results on any environmental inspections or surveys of the properties of Texas United, Northwest Bank, Gateway Bank, GNB Bank, or State Bank identify certain violations or potential violations of environmental laws or would require certain remedial or clean up action under environmental laws that would have material adverse effect on the financial condition of Texas United.

Remedies. In the event of the termination of the merger agreement without breach by any party, the merger agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the merger agreement or as set forth below.

Termination Fee. Provided that Prosperity is not in material breach of any covenant or obligation contained in the merger agreement, Texas United must pay Prosperity a termination fee of $15.0 million if the merger agreement is terminated:

•	by Texas United because it has received a bona fide alternative acquisition proposal (as defined in the merger agreement) and the Texas United board of directors determines, in good faith and in the exercise of its fiduciary duties after consultation with its legal and financial advisors, that such acquisition proposal is superior to the terms of the merger agreement and the failure to terminate the merger agreement and accept such superior proposal would be inconsistent with the proper exercise of its fiduciary duties;

•

by either Prosperity or Texas United if the shareholders of Texas United do not approve the merger agreement, if at the time of any failure by the shareholders of Texas United to approve the merger agreement there exists an alternate acquisition proposal with respect to Texas United and, within twelve months of the termination of the merger agreement, Texas United enters into a definitive agreement with any third party with respect to any alternate acquisition proposal; or

•	by Prosperity if Texas United’s board of directors resolves to accept an alternative acquisition proposal or withdraws or modifies its recommendation or approval of the merger or recommends to Texas United shareholders acceptance or approval of any alternate acquisition proposal.

Expenses

Except as otherwise noted in the preceding paragraph, Texas United and Prosperity will each pay their respective expenses incurred in connection with the preparation and performance of their respective obligations under the merger agreement, whether or not the transactions provided for in the merger agreement are consummated, including, but not limited to, fees and expenses of their own counsel, financial or other consultants, investment bankers and accountants, and filing, registration, application and printing fees. Similarly, each of Texas United and Prosperity agreed to indemnify the other party against any cost, expense or liability (including reasonable attorneys’ fees) in respect of any claim made by any party for a broker’s or finder’s fee in connection with the merger other than one based on communications between the party and the claimant seeking indemnification.

Nasdaq Global Select Market Listing

Prosperity has agreed to file all documents required to be filed to have the shares of Prosperity common stock to be issued pursuant to the merger agreement approved for quotation on the Nasdaq Global Select Market and to use its best efforts to effect such listing. The obligations of the parties to complete the merger are subject to approval for quotation of such shares on the Nasdaq Global Select Market.

Certain Material Federal Income Tax Consequences

The following discussion is a general summary of the anticipated material United States federal income tax consequences of the exchange of Texas United common stock for Prosperity common stock pursuant to the merger. This summary does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Internal Revenue Code), regulations promulgated by the United States Treasury Department, court cases and administrative rulings in each case as in effect as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that you hold your Texas United stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. The federal income tax laws are complex and the tax consequences of the merger may vary depending upon each shareholder’s individual circumstances or tax status. Accordingly, this description is not a complete description of all of the consequences of the merger and, in particular, may not address United States federal income tax considerations that may affect the treatment of shareholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities , pass-through entities or investors in such entities, holders who acquired their shares of Texas United stock pursuant to the exercise of an employee stock option or Texas United stock as part of a “hedge,” “straddle” or “conversion transaction”). In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger. This discussion is based on laws, regulations, rulings and judicial decisions as in effect on the date of this document, without consideration of the particular facts or circumstances of any holder of Texas United stock. These authorities are all subject to change and any such change may be made with retroactive effect. No assurance can be given that, after any such change, this discussion would not be different.

The obligations of the parties to complete the merger are conditioned upon the receipt by Prosperity of an opinion of counsel from Bracewell & Giuliani LLP and the receipt by Texas United of an opinion of counsel from Powell & Goldstein LLP, in each case that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Copies of the tax opinions are attached as Exhibits 8.1 and 8.2 to the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. It is a condition to completion of the merger that each of Prosperity and Texas United receive an updated opinion of Bracewell & Giuliani LLP and Powell & Goldstein LLP, respectively. The conditions relating to receipt of the tax opinion may be waived by both of us. Neither of us currently intends to waive the conditions related to the receipt of an updated tax opinion. However, if these conditions were waived, Texas United would re-solicit the approval of its shareholders prior to completing the merger.

Bracewell & Giuliani LLP has rendered its tax opinion to Prosperity and Powell Goldstein LLP has rendered its tax opinion to Texas United, each subject to the limitations discussed above, on the basis of facts, representations and assumptions set forth or referred to in such opinions which are consistent with the state of facts existing at the effective time of the merger. In rendering their tax opinions, each counsel relied upon representations and covenants, including those contained in certificates of officers of Prosperity and Texas United, reasonably satisfactory in form and substance to each such counsel. The opinions represent counsels’ best legal judgment, but have no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. We have not requested nor do we intend to request a ruling from the Internal Revenue Service as to the tax consequences of the merger and as a result there can be no assurances that the Internal Revenue Service will not disagree with or challenge any of the conclusions herein.

Subject to the limitations and qualifications referred to herein and assuming that the merger will be completed as described in the merger agreement and this joint proxy statement/prospectus and that the merger is treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the following are the material United States federal income tax consequences to the Texas United shareholders.

Exchange Solely for Prosperity Common Stock. If, pursuant to the merger, a holder exchanges all of the shares of Texas United common stock actually owned by it solely for shares of Prosperity common stock, that holder will not recognize any gain or loss except in respect of cash received in lieu of a fractional share of Prosperity common stock (as discussed below). The aggregate adjusted tax basis of the shares of Prosperity common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of Texas United common stock surrendered for the Prosperity common stock, and a holder’s holding period of the Prosperity common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of Texas United common stock were held.

Cash Received Instead of a Fractional Share. A holder who receives cash instead of a fractional share of Prosperity common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share of Prosperity common stock and the portion of the holder’s aggregate adjusted tax basis of the shares of Texas United common stock exchanged in the merger that is allocable to the fractional share of Prosperity common stock. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Texas United common stock is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Prosperity. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Texas United common stock solely for Prosperity common stock and then Prosperity immediately redeemed, which we refer to in this document as the “Deemed Redemption,” a portion of the Prosperity common stock in exchange for the cash the holder actually received. The gain recognized in the Deemed Redemption will be treated as capital gain if the Deemed Redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

The Deemed Redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the Deemed Redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the Deemed Redemption to be “not essentially equivalent to a dividend,” the Deemed Redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Prosperity. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Prosperity that the holder is deemed actually and constructively to have owned immediately before the Deemed Redemption and (2) the percentage of the outstanding stock of Prosperity that is actually and constructively owned by the holder immediately after the Deemed Redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase such stock in addition to the stock actually owned by the holder.

The Internal Revenue Service has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Capital gain or loss recognized by a Texas United shareholder in connection with the merger will be long-term capital gain or loss if the holding period of the Texas United stock exceeds one year at the time of the exchange. In the case of individuals, the maximum federal income tax rate applicable to long-term capital gains generally is 15%. Subject to certain exceptions, taxable dividends received by non-corporate shareholders (including individuals) generally are taxed at the same preferential rates that apply to long-term capital gain. Any dividend not eligible for such preferential rates for individuals is currently taxed at the maximum rate of 35%.

Backup Withholding and Information Reporting. Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which a Texas United shareholder is entitled pursuant to the merger, unless the shareholder provides the appropriate form. A shareholder should complete and sign the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the holder’s taxpayer identification number, and certification necessary to avoid backup withholding.

Reporting Requirements. A Texas United shareholder who receives Prosperity common stock as a result of the merger will generally be required to retain records pertaining to the merger and will be required to file with such shareholder’s United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger as provided in Treasury Regulations Section 1.368-3(b).

The foregoing is a summary discussion of material federal income tax consequences of the merger. The discussion is included for general information purposes only and may not apply to a particular Texas United shareholder in light of such shareholder’s particular circumstances. You should consult your own tax advisor as to the particular tax consequences to you of the merger, including the application of state, local and foreign tax laws and possible future changes in federal income tax laws and the interpretation thereof, which can have retroactive effects.

Accounting Treatment

The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America. Under this method, Texas United’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of Prosperity. Any difference between the purchase price for Texas United and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense. Core deposit and other intangibles with definite useful lives recorded by Prosperity in connection with the merger will be amortized to expense. The consolidated financial statements of Prosperity issued after the merger will reflect the results attributable to the acquired operations of Texas United beginning on the date of completion of the merger. The unaudited pro forma financial information contained herein has been prepared using the purchase method of accounting. See “Unaudited Pro Forma Consolidated Combined Financial Information of Prosperity,” beginning on page 20.

Restrictions on Resales of Prosperity Common Stock

Prosperity common stock to be issued in the merger will be registered under the Securities Act of 1933. Therefore, the Prosperity common stock to be issued to the shareholders of Texas United in the merger will be freely transferable by the Texas United shareholders who are not considered to be “affiliates” of either of Prosperity or Texas United. “Affiliates” generally are defined as persons or entities who control, are controlled by or are under common control with either of Texas United at the time of the Texas United special meeting or Prosperity at or after the effective time of the merger and generally include executive officers, directors and beneficial owners of 10% or more of the common stock of either entity.

If you are considered an affiliate of Texas United or become an affiliate of Prosperity after the merger, you may resell the shares of Prosperity common stock acquired in connection with the merger only pursuant to an effective registration statement under the securities laws, pursuant to Rule 145 under the Securities Act of 1933, or in transactions otherwise exempt from registration under the securities laws. Under Rule 145, during the first calendar year after the merger becomes effective, affiliates of Texas United at the time of the special meeting who are not affiliates of Prosperity at or following the effective time of the merger may publicly resell the Prosperity common stock they receive in the merger but only within certain limitations as to the number of shares of Prosperity common stock they can sell in any three-month period and as to the manner of sale. After a one-year period following completion of the merger, affiliates of Texas United who are not affiliates of Prosperity may resell their shares without restriction. Prosperity must continue to satisfy its reporting requirements under the Securities Exchange Act of 1934 in order for affiliates to resell, under Rule 145, shares of Prosperity common stock received in the merger. Prosperity is not obligated and does not intend to register for resale the shares issued to affiliates of Texas United.

Pursuant to the merger agreement, Texas United has agreed to use its commercially reasonable best efforts to cause each affiliate of Texas United to sign a written agreement to the effect that he will not offer or sell or otherwise dispose of any of the shares of Prosperity common stock issued to him in the merger in violation of the Securities Act of 1933. Pursuant to these agreements, Prosperity will use its commercially reasonable best efforts to continue to satisfy its reporting requirements under the Securities Exchange Act in order to satisfy the public information provisions required to be met for affiliates to resell shares of Prosperity common stock pursuant to Rule 145 of the Securities Act.

Regulatory Approvals

The merger must be approved by the Board of Governors of the Federal Reserve System. Prosperity intends to file notice with the Federal Reserve Bank of Dallas to obtain approval of the merger.

The merger of each of Northwest Bank, GNB Financial, Gateway Bank and State Bank with Prosperity Bank must be approved by the Federal Deposit Insurance Corporation (FDIC) and the Texas Department of Banking (TDB). On September 15, 2006, September 20, 2006 and October 6, 2006, Prosperity filed an application with the FDIC and the TDB to obtain approval of the GNB Financial merger, the Gateway Bank merger and the Northwest Bank merger, respectively. Prosperity intends to file an application with the FDIC and the TDB to obtain approval of the State Bank merger. A period of 15 to 30 days must expire following approval by the FDIC during which time the U.S. Department of Justice may file objections to the merger under the federal antitrust laws. While Texas United and Prosperity do not know of any reason that the Department of Justice would challenge regulatory approval by the FDIC and believe that the likelihood of such action is remote, there can be no assurance that the Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

The approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

Management of Prosperity After the Merger

After completion of the merger, Prosperity’s board of directors will consist of all of its current directors. In addition, Prosperity will take all actions necessary to appoint L. Don Stricklin as a director of Prosperity. Information regarding this proposed appointee is listed below.

L. Don Stricklin. Mr. Stricklin joined State Bank and Premier Bancshares, Inc., Texas United’s predecessor, in 1996 and has been President and Chief Executive Officer of both entities and their successors by merger since 1996. He has been a director of Texas United since 1998 and was a director of Premier Bancshares since 1996. Mr. Stricklin became a director of GNB Financial on October 1, 2004 in connection with the merger of GNB Bancshares into Texas United and a director of Northwest Bank in April 2006 in connection with the merger of Northwest into Texas United. Prior to joining State Bank, Mr. Stricklin held numerous management positions in the Bank One community banking division including Senior Vice President of Bank One Mortgage and President/ CEO of Bank One Abilene. Prior to this, he served as a National Bank Examiner with the Office of the Comptroller of the Currency. He received a Bachelor of Business Administration from Southwest Texas State University.

COMPARISON OF RIGHTS OF SHAREHOLDERS

OF TEXAS UNITED AND PROSPERITY

The rights of shareholders of Texas United under the articles of incorporation and bylaws of Texas United will differ in some respects from the rights that shareholders of Texas United will have as shareholders of Prosperity under the articles of incorporation and bylaws of Prosperity. Copies of both Texas United’s and Prosperity’s articles of incorporation and bylaws have been previously filed by Texas United and Prosperity, respectively, with the Securities and Exchange Commission.

Certain differences between the provisions contained in the articles of incorporation and bylaws of Texas United, and the articles of incorporation and bylaws of Prosperity, as such differences may affect the rights of shareholders, are summarized below. The summary set forth below is not intended to be complete and is qualified by reference to Texas law, the articles of incorporation and bylaws of Texas United, and the articles of incorporation and bylaws of Prosperity.

Summary of Material Differences Between Current Rights of

Shareholders of Texas United and Rights Those Persons

Will Have as Shareholders of Prosperity Following the Merger

	Texas United	Prosperity
Capitalization:	The articles of incorporation of Texas United authorize the issuance of up to 20,000,000 shares of common stock, par value $1.00, and up to 500,000 shares of preferred stock, no par value.	The articles of incorporation of Prosperity authorize the issuance of up to 200,000,000 shares of common stock, par value $1.00 per share, and up to 20,000,000 shares of preferred stock, par value $1.00 per share.

Corporate Governance:	The rights of Texas United shareholders are governed by Texas corporate law and the articles of incorporation and bylaws of Texas United.	The rights of Prosperity shareholders are governed by Texas law and the articles of incorporation and bylaws of Prosperity.

Convertibility of Stock:	The Texas United common stock is not convertible into any other securities of Texas United.	The Prosperity common stock is not convertible into any other securities of Prosperity.

Election of Directors:

Under Texas law, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present, unless otherwise provided in the articles of incorporation or the bylaws of a corporation.

Texas United’s board is divided into three classes, as nearly equal in number as possible, with each class serving a staggered three year term. This means that only one-third of the board is elected at each annual meeting of shareholders. The classification makes it more difficult to change the composition of Texas United’s board of directors because at least two annual meetings of shareholders are required to change control of the board.

Prosperity’s board is divided into three classes, as nearly equal in number as possible, with each class serving a staggered three-year term. This means that only one-third of the board is elected at each annual meeting of shareholders. The classification makes it more difficult to change the composition of Prosperity’s board of directors because at least two annual meetings of shareholders are required to change control of the board.

Directors of Prosperity are elected by a plurality of the votes cast by the holders entitled to vote at the meeting. Prosperity shareholders are not permitted to cumulate their votes in the election of directors. Each share of Prosperity stock has one vote for each nominee for director.

	Texas United	Prosperity
Directors of Texas United are elected by a plurality of the votes cast by the holders entitled to vote at the meeting. Texas United shareholders are not permitted to cumulate their votes in the election of directors. Each share of Texas United stock has one vote for each nominee for director.

Removal of Directors and Board Vacancies:

Texas law provides that at any meeting of shareholders called expressly for that purpose, any director or the entire board of directors may be removed, with or without cause, by a specified portion of votes not less than a majority of shares entitled to vote at an election of directors, unless otherwise provided in a corporation’s articles of incorporation or bylaws.

The Texas United bylaws provide that any director may be removed, for cause, by the affirmative vote of at least 70% of the outstanding shares entitled to vote for the election of such director(s), if notice of the intention to vote for removal was provided in the notice of such meeting and if the removal of a director for cause is approved by at least 70% of the board of directors; and any directors so chosen will hold office until the next election of the class of directors to which such director has been appointed and until such director’s successor shall have been elected and qualified, or until such director’s earlier death, resignation or removal.

Vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors.

The Prosperity bylaws provide that any director or the entire board of directors may be removed, but only for cause, by the affirmative vote of the holders of a majority of shares entitled to vote at an election of directors.

Any vacancies occurring on the Prosperity board of directors may also be filled by an affirmative vote of a majority of the remaining Prosperity directors; and any directors so chosen will hold office until the next election of the class of directors to which such director has been appointed and until such director’s successor shall have been elected and qualified, or until such director’s earlier death, resignation or removal.

Vote Required for Certain Shareholder Actions:	Texas law provides that on matters other than the election of directors or other matters for which the affirmative vote of a specified percentage of shares is required, the affirmative vote of the holders of a majority of the shares entitled to vote and represented at the shareholders’ meeting shall be the act of the	Prosperity’s articles of incorporation provide that the vote or concurrence of the holders of a majority of the shares of Prosperity stock entitled to vote at a meeting at which a quorum is present will be sufficient to approve any matters for which the affirmative vote of a greater than a majority of outstanding shares is required under Texas Law.

	Texas United	Prosperity

shareholders, unless the vote of a greater number is required by law, the articles of incorporation or the bylaws. Under Texas law, a corporation’s articles of incorporation may provide for a different level of approval, not less than a majority.

Texas United’s bylaws generally provide that the vote or approval of the holders of a majority of the shares of Texas United stock entitled to vote on a matter will be sufficient to approve such matter. However, Texas United’s articles of incorporation increase to 70% the required shareholder approval level for certain actions such as a merger or a consolidation in which Texas United will not be the surviving entity, or a share exchange or a sale or lease of substantially all of Texas United’s assets, or an amendment to this provision in Texas United’s articles of incorporation. Absent this provision, each of the above matters would require two-thirds shareholder approval under Texas law.

Amendment of Articles of Incorporation and Bylaws:

Under Texas law, a corporation’s articles of incorporation may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote on the amendment and the holders of two-thirds of the outstanding shares of each class or series entitled to vote on the amendment, unless a different number, not less than a majority, is specified in the corporation’s articles of incorporation.

Texas United’s articles of incorporation may be amended under Texas law upon the affirmative vote of the holders of two-thirds of the outstanding shares of stock entitled to vote thereon; provided however, that under the Texas United articles of incorporation, 70% shareholder approval is required to amend the requirement to obtain 70% shareholder approval for certain actions such as a merger or a consolidation in

Prosperity’s articles of incorporation may be amended upon the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon.

	Texas United	Prosperity
which Texas United will not be the surviving entity, a share exchange or a sale or lease of substantially all of Texas United’s assets, or an amendment to such provision in Texas United’s articles of incorporation.

Under Texas law, unless a corporation’s articles of incorporation or a bylaw adopted by the shareholders provides otherwise, a corporation’s shareholders or board of directors may amend the bylaws.

Texas United’s articles of incorporation and bylaws provide that the bylaws may be amended upon the approval of 70% of the Texas United board of directors. Texas United shareholders do not have the power to adopt, amend or repeal the bylaws.

Prosperity’s bylaws provide that the bylaws may be amended only by Prosperity’s board of directors and Prosperity’s shareholders do not have power to adopt, amend or repeal the bylaws.

Shareholder Actions Without a Meeting:

Under Texas law, shareholders may act without a meeting if a written consent is signed by all the shareholders entitled to vote on the matter, unless the corporation’s articles of incorporation require less than unanimous consent (but not less that the number of votes necessary to take the action at the meeting).

Texas United’s articles of incorporation and bylaws provide for less than unanimous consent when shareholder action is taken without a meeting, as long as the consent is signed by the holders of not less than the minimum number of shares that would be required to take such action at a meeting.

Prosperity’s articles of incorporation do not provide for less than unanimous consent when shareholder action is taken without a meeting, and therefore, no action may be taken by written consent unless all shareholders agree.

Special Meetings of Shareholders:

Under Texas law, special meetings of the shareholders of a corporation may be called by the president, by the board of directors or by other persons so authorized in the corporation’s articles of incorporation or bylaws, or the holders of not less than 10% of all shares entitled to vote at the meeting, unless a different percentage, not to exceed 50%, is provided for in the articles of incorporation.

Texas United’s articles of incorporation and bylaws provide that

Prosperity’s articles of incorporation and bylaws provide that special meetings of the shareholders may be called only by the Chairman of the Board, by the President, by a majority of the board of directors or by the holders of not less than 50% of all outstanding shares entitled to vote at the proposed special meeting.

	Texas United	Prosperity
special meetings of the shareholders may be called by the President, by a majority of the board of directors or by the holders of not less than 50% of all outstanding shares entitled to vote at the proposed special meeting.

Nomination of Directors:	Nominations for election to the Texas United board of directors may be made by the board of directors or by any shareholder entitled to vote in the election of directors. Texas United’s bylaws provide that nominations, other than those made by or on behalf of the existing management of Texas United, must be made in writing and received by the President of Texas United not less than 90 days prior to the date of the scheduled annual meeting. However, where less than 100 days notice or prior disclosure of the meeting is given by Texas United, a shareholder proposed nomination notice must be received by the President of Texas United within 10 days of the date of notice or disclosure of the meeting by Texas United.	Nominations for election to the Prosperity board of directors may be made by the board of directors or by any shareholder entitled to vote in the election of directors, provided the shareholder gives timely written notice of such intention. To be timely, notice given in the context of an annual meeting of shareholders must be received by Prosperity not less than 120 days in advance of the date of the Prosperity proxy statement released to shareholders in connection with the previous year’s annual meeting. Notice given in the context of a special meeting must be received by Prosperity’s secretary no later than 90 days prior to such meeting or 10 days following the date the public announcement is made regarding the special meeting. Prosperity’s chairman of the board will determine whether a nomination is made in accordance with these procedures.

Proposal of Business:

All shareholder proposals intended to be presented at the annual meeting of shareholders must be received by Texas United not later than 60 days nor earlier than 90 days prior to the first anniversary of the preceding year’s annual meeting. However, where the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, shareholder notice must be delivered no earlier than 90 days prior to such annual meeting and no later than the later of 60 days prior to such annual meeting or 10 days following the day on which public announcement of the date of such meeting is first made by Texas United.

Proposals for business to be brought before any shareholder meeting may be made by the board of directors or by any shareholder entitled to vote in such meeting. If a proposal is made by a shareholder, the shareholder must give timely written notice. To be timely, notice given in the context of an annual meeting must be received by Prosperity not less than 120 days in advance of the date of the Prosperity proxy statement released to shareholders in connection with the previous year’s annual meeting. Notice given in the context of a special meeting must be received by Prosperity’s secretary no later than 90 days prior to such meeting or 10 days following the date the public

	Texas United	Prosperity
announcement is made regarding the special meeting. The chairman of any meeting of shareholders will determine whether the business was properly brought before the meeting.

Indemnification; Limitation of Director Liability:

Texas law provides that a corporation may indemnify a director or officer who was, is or is threatened to be a named defendent or respondent in a proceeding because the person is or was a director or officer if such person (1) conducted himself in good faith, (2) reasonably believed, in the case of conduct in his official capacity as a director or officer, that his conduct was in the corporation’s best interests, and in all other cases, that his conduct was at least not opposed to the corporation’s best interests and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Texas law also provides that a corporation must indemnify a director or officer against reasonable expenses incurred by him or her in connection with a proceeding in which such person is a named defendent or respondent because he or she is or was a director or officer if he or she has been wholly successful, on the merits or otherwise, in the defense of the proceeding. Certain other individuals serving at the request of the corporation may also be indemnified under Texas law.

Texas United’s articles of incorporation and bylaws provide that except as limited by law, Texas United will indemnify directors against reasonable expenses incurred in the defense of any action, except where such director is adjudged liable for negligence or misconduct in performance of his duty. In addition, Texas United will pay the expenses of such actions, as they are incurred and in advance of the final disposition; provided, however, that Texas United has received (1) a written affirmation

Prosperity’s articles of incorporation and bylaws provide for mandatory indemnification to the fullest extent allowed by Texas law for all former or present directors or officers and all persons who were serving at the request of Prosperity as a director, officer, partner or trustee of another entity.

Prosperity’s articles of incorporation provide that no director of Prosperity will be liable to Prosperity or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, except to the extent the foregoing exemption from liability is not permitted under Texas law.

Prosperity’s articles of incorporation and bylaws provide that the corporation shall have the power to purchase and maintain insurance on behalf of the directors against any liability incurred by directors in such a capacity or arising out of such person’s status.

Texas United	Prosperity

from the director of his good faith belief that he has met the standard of conduct necessary for indemnification and (2) an unlimited, general undertaking by or on behalf of the director to repay all amounts advanced in the event that it is determined that the director has not met the indemnification standards.

Article 7.06 of the Texas Miscellaneous Corporation Laws Act provides that the articles of incorporation may provide that a director of the corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, except that this article does not authorize the limitation of the liability of a director to the extent the director is found liable for (1) a breach of the director’s duty of loyalty to the corporation or its shareholders, (2) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law, (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office, or (4) an act or omission for which the liability of a director is expressly provided by an applicable statute.

Texas United’s articles of incorporation provide that no director of Texas United will be liable to Texas United or its shareholders for monetary damages for an act or omission in the director’s capacity as director, except to the extent the exemption is not permitted under Texas law.

TEXAS ANTI-TAKEOVER STATUTES

Prosperity and Texas United are subject to the provisions of the Texas Business Combination Law (Articles 13.01 through 13.08 of the Texas Business Corporation Act), which provide that a Texas corporation may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (2) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder.

The Texas Business Combination Law is not applicable to:

•	the business combination of an issuing public corporation:

(a)	where the corporation’s original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law;

(b)	that adopts an amendment to its charter or bylaws before December 31, 1997, expressly electing not to be governed by the Texas Business Combination Law; or

(c)	that adopts an amendment to its charter or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated Shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law;

•	a business combination of an issuing public corporation with an Affiliated Shareholder that became an Affiliated Shareholder inadvertently, if the Affiliated Shareholder:

(a)	as soon as practicable divests itself of enough shares to no longer be an Affiliated Shareholder; and

(b)	would not at any time within the three year period preceding the announcement of the business combination have been an Affiliated Shareholder but for the inadvertent acquisition;

•	a business combination with an Affiliated Shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination;

•	a business combination with an Affiliated Shareholder who became an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Shareholder until the announcement date of the business combination; and

•	a business combination of a corporation with a wholly owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Shareholder other than by reason of the Affiliated Shareholder’s beneficial ownership of the voting shares of the corporation.

Neither Prosperity’s articles of incorporation nor its bylaws contain any provision expressly providing that Prosperity will not be subject to the Texas Business Combination Law. In addition, neither Texas United articles of incorporation nor its bylaws contain any provision expressly providing that Texas United will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving Prosperity or Texas United, even if such event(s) would be beneficial to the shareholders of Prosperity or Texas United.

BENEFICIAL OWNERSHIP OF TEXAS UNITED COMMON STOCK BY

MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF TEXAS UNITED

The following table sets forth, as of October 26, 2006, certain information regarding the beneficial ownership of the Texas United common stock by (1) each director and executive officer, (2) each holder of more than 5% of Texas United common stock and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Texas United believes that each person has sole voting and dispositive power with respect to all shares of which he is the beneficial owner and the address of such shareholder is the same as the address of Texas United.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned(1)
Principal Shareholder Not Listed Below:

Wellington Management Company, LLP (2)	695,590		6.48%

Directors and Executive Officers:
Jimmy Jack Biffle	61,895	(3)	*
Bruce Frenzel	35,728	(4)	*
Joe A. Hargis	259,326	(5)	2.32
Michael Kulhanek	79,350		*
Dayna McElreath	13,289	(6)	*
Bryan Mitchell	286,438		2.67
Lee D. Mueller, Jr.	250,425		2.33
Hank Novak	82,600	(7)	*
Wm. Gene Payne	47,134	(8)	*
Riley C. Peveto	110,200	(9)	1.03
Steve Stapp	36,225	(10)	*
Michael Steinhauser	22,302		*
L. Don Stricklin	120,416	(11)	1.12
Jeffrey A. Wilkinson	3,700	(12)	*
Ervan E. Zouzalik	119,365	(13)	1.11
Directors and executive officers as a group (15 persons)	1,528,393		14.15%

*	Indicates ownership which does not exceed 1.0%.
(1)	The percentage beneficially owned was calculated based on 10,741,340 shares of Common Stock issued and outstanding as of October 26, 2006. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of Common Stock held by such shareholder or group and exercisable within 60 days.
(2)	The information regarding beneficial ownership is included in reliance on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006 by Wellington Management Company, LLP. Wellington Management Company, LLP, as an investment advisor, may be deemed to have beneficial ownership of the shares reflected in the table as of December 31, 2005. Wellington Management Company reported that it had shared dispositive power with respect to 695,590 shares and shared voting power with respect to 619,990 of such shares. According to the Schedule 13G, the shares reflected in the table are owned of record by clients of Wellington Management Company. The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109
(3)	Includes 6,549 shares held of record by Mr. Biffle’s spouse.
(4)	Includes 2,024 shares held of record through Mr. Frenzel’s IRA and 1,012 shares held of record through Mr. Frenzel’s spouse’s IRA.
(5)	Includes 227,874 shares held of record by The J.A. Hargis Partnership, L.P., a limited partnership in which Mr. Hargis is the general partner and 20,402 shares held of record through Mr. Hargis’ IRA.
(6)	Includes 7,834 shares that may be acquired within 60 days pursuant to the exercise of stock options.

(7)	Includes 79,850 shares held of record by H Novak, LP, a limited partnership in which Mr. Novak is the limited partner.
(8)	Includes 3,000 shares that may be acquired within 60 days pursuant to the exercise of stock options.
(9)	Includes 101,562 shares held of record by Hutton-Arlas, L.P., a limited partnership in which Mr. Peveto is the limited partner, and 2,000 shares that may be acquired within 60 days pursuant to the exercise of stock options.
(10)	Consists of 36,225 shares that may be acquired within 60 days pursuant to the exercise of stock options.
(11)	Includes 6,666 shares that may be acquired within 60 days pursuant to the exercise of stock options.
(12)	Includes 600 shares held of record through Mr. Wilkinson’s IRA and 100 shares held of record through Mr. Wilkinson’s spouse’s IRA.
(13)	Includes 4,025 shares that may be acquired within 60 days pursuant to the exercise of stock options.

BENEFICIAL OWNERSHIP OF PROSPERITY COMMON STOCK BY

MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF PROSPERITY

The following table sets forth, as of October 27, 2006, certain information regarding the beneficial ownership of the Prosperity common stock by (1) each director and executive officer of Prosperity, (2) each person who is known by Prosperity to own beneficially 5% or more of the common stock and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Prosperity believes that each person has sole voting power and sole dispositive power over the shares indicated as owned by such person and the address of each shareholder is the same as the address of Prosperity.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned(1)
Directors and Executive Officers:
James A. Bouligny	317,012		*
Charles A. Davis, Jr.	72,920		*
William H. Fagan, M.D.	901,071	(2)	2.75%
Peter Fisher	82,456	(3)	*
David Hollaway	84,971	(4)	*
Ned S. Holmes	1,145,500	(5)	3.49
D. Michael Hunter	384,218	(6)	1.17
S. Reed Morian	365,875		1.12
Perry Mueller, Jr., D.D.S.	330,901	(7)	1.01
James D. Rollins III	104,559	(8)	*
Tracy T. Rudolph	116,660		*
Harrison Stafford II	298,636	(9)	*
Robert Steelhammer	253,820	(10)	*
H. E. Timanus, Jr.	464,222	(11)	1.42
David Zalman	640,342	(12)	1.95
Directors and executive officers as a group (15 persons)	5,563,163		16.89%

*	Indicates ownership which does not exceed 1.0%.
(1)	The percentage beneficially owned was calculated based on 32,791,785 shares of Common Stock issued and outstanding as of October 27, 2006. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of Common Stock held by such shareholder or group and exercisable within 60 days.
(2)	Includes 81,957 held of record by Dr. Fagan’s spouse.
(3)	Includes 5,341 shares held of record by Prosperity’s 401(k) Plan as custodian for Mr. Fisher, 2,972 shares held of record by an IRA account and 18,433 shares which may be acquired within 60 days pursuant to the exercise of stock options.
(4)	Includes 971 shares held of record by Prosperity’s 401(k) Plan as custodian for the wife of Mr. Hollaway.
(5)	Consists of 524,105 shares held directly, 370,070 shares held of record by HF Properties, Ltd. of which Mr. Holmes is managing partner, 184,300 shares held of record by the Ned S. Holmes Profit Sharing Plan, 2,480 shares held by an exempt trust, of which Mr. Holmes is the trustee, 2,480 shares held by an exempt trust, of which Mr. Holmes is the trustee, 27,500 shares held of record by a trust for the benefit of Mr. Holmes’ daughter, of which Mr. Holmes is trustee, 27,500 shares held of record by a trust for the benefit of Mr. Holmes’ daughter, of which Mr. Holmes is trustee and 7,065 shares held of record by the Downie 1998 Children’s Trust, of which Mr. Holmes is trustee.
(6)	Includes 9,427 shares held of record by an IRA account and 102,898 shares which may be acquired within 60 days pursuant to the exercise of stock options.
(7)	Includes 261,457 shares held of record by an IRA account, 56,722 shares held of record in a special trust, of which Dr. Mueller is the trustee and 3,055 shares held of record by Dr. Mueller’s wife. Dr. Mueller expressly disclaims beneficial ownership of the 3,055 shares held of record by his spouse.

(8)	Includes 24,043 shares held of record by Prosperity’s 401(k) Plan as custodian for Mr. Rollins, 30,000 shares held of record by an IRA account, 4,000 shares held of record by his spouse’s IRA account and 10,000 shares which may be acquired within 60 days pursuant to the exercise of stock options.
(9)	Includes 180,400 shares held of record by the Harrison Stafford Investment Partnership, of which Mr. Stafford is general partner and 3,200 shares held of record by Mr. Stafford’s wife.
(10)	Includes 820 shares held of record by the Steelhammer & Miller, P.C. 401(k) plan for the benefit of Mr. Steelhammer.
(11)	Includes 433,520 shares held of record by Dooley Investments, Ltd. of which Mr. Timanus and his wife are the general partners.
(12)	Includes 14,074 shares held of record by Mr. Zalman as custodian for his minor children and 15,000 shares which may be acquired within 60 days pursuant to the exercise of stock options.

COMPARATIVE MARKET PRICES AND DIVIDEND DATA

Prosperity

The Prosperity common stock is listed on The Nasdaq Global Select Market under the symbol “PRSP.” Quotations of the sales volume and the closing sales prices of the common stock of Prosperity are listed daily in Nasdaq’s Global Select Market listings.

The following table sets forth, for the periods indicated, the high and low intra-day sales prices for the Prosperity common stock as reported by Nasdaq and the cash dividends declared per share:

		High	Low	Cash Dividends Per Share
2004	First Quarter	$25.15	$22.30	$0.0750
	Second Quarter	24.60	21.89	0.0750
	Third Quarter	27.75	23.23	0.0750
	Fourth Quarter	29.53	26.09	0.0825

2005	First Quarter	$29.32	$25.50	$0.0825
	Second Quarter	28.97	25.05	0.0825
	Third Quarter	31.45	28.14	0.0825
	Fourth Quarter	32.12	27.97	0.1000

2006	First Quarter	$30.54	$28.50	$0.1000
	Second Quarter	33.90	29.65	0.1000
	Third Quarter	36.16	31.64	0.1000
	Fourth Quarter (through November 3, 2006)	35.38	33.22

After the merger, Prosperity currently expects to pay (when, as and if declared by Prosperity’s board of directors out of funds legally available for that purpose) regular quarterly cash dividends of $0.10 per share. While Prosperity currently pays dividends on its common stock, there is no assurance that it will continue to pay dividends in the future. Future dividends on Prosperity common stock will depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, its ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors of Prosperity.

As a holding company, Prosperity is ultimately dependent upon its subsidiaries to provide funding for its operating expenses, debt service and dividends. Various banking laws applicable to Prosperity Bank limit the payment of dividends and other distributions by Prosperity Bank to Prosperity, and may therefore limit Prosperity’s ability to pay dividends on its common stock. If required payments on Prosperity’s outstanding junior subordinated debentures held by its unconsolidated subsidiary trusts are not made or suspended, Prosperity will be prohibited from paying dividends on its common stock. Regulatory authorities could impose administratively stricter limitations on the ability of Prosperity Bank to pay dividends to Prosperity if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Texas United

The Texas United common stock is listed on the Nasdaq Global Market under the symbol “TXUI.” Quotations of the sales volume and the closing sales prices of the common stock of Texas United are listed daily in Nasdaq’s Global Market listings.

The following table sets forth, for the periods indicated, the high and low intra-day sales prices for the Texas United common stock as reported by Nasdaq and the cash dividends declared per share:

		High	Low	Cash Dividends Per Share
2004	First Quarter	$19.54	$15.95	$0.07
	Second Quarter	19.20	17.09	0.07
	Third Quarter	17.99	17.19	0.07
	Fourth Quarter	20.00	17.38	0.07

2005	First Quarter	$20.00	$17.75	$0.08
	Second Quarter	18.50	16.50	0.08
	Third Quarter	20.73	17.54	0.08
	Fourth Quarter	20.47	17.47	0.08

2006	First Quarter	$21.95	$18.00	$0.08
	Second Quarter	30.65	19.60	0.08
	Third Quarter	33.50	27.73	0.08
	Fourth Quarter (through November 3, 2006)	33.98	32.19

Texas United currently intends to pay its regular quarterly cash dividends pending completion of the merger. Holders of Texas United common stock are entitled to receive dividends when, as and if declared by Texas United’s board of directors out of funds legally available therefor. While Texas United has declared dividends on its common stock since inception in 1998, there is no assurance that Texas United will continue to pay dividends in the future.

DESCRIPTION OF PROSPERITY CAPITAL STOCK

General

Prosperity has authorized two classes of stock: (1) 200,000,000 authorized shares of Prosperity common stock, par value $1.00 per share, 32,791,785 shares of which are outstanding as of October 27, 2006; and (2) 20,000,000 authorized shares of preferred stock, par value $1.00 per share, none of which have been issued. The following summary is qualified in its entirety by reference to the articles of incorporation and bylaws of Prosperity.

Prosperity Common Stock

The holders of Prosperity common stock are entitled to one vote for each share of Prosperity common stock owned. Except as expressly provided by law and except for any voting rights that may be conferred on any shares of preferred stock issued by the Prosperity board, all voting power is in Prosperity common stock. Holders of Prosperity common stock may not cumulate their votes for the election of directors. Holders of Prosperity common stock do not have preemptive rights to acquire any additional, unissued or treasury shares of Prosperity, or securities of Prosperity convertible into or carrying a right to subscribe to or acquire shares of Prosperity.

Holders of Prosperity common stock will be entitled to receive dividends out of funds legally available therefor, if and when properly declared by the Prosperity board. However, the Prosperity board may not declare or pay cash dividends on Prosperity common stock, and no Prosperity common stock may be purchased by Prosperity, unless full dividends on outstanding preferred stock for all past dividend periods and for the current dividend period, if any, have been declared and paid.

On liquidation of Prosperity, the holders of Prosperity common stock are entitled to share pro rata in any distribution of the assets of Prosperity, after the holders of shares of preferred stock have received the liquidation preference of their shares plus any cumulated but unpaid dividends, whether or not earned or declared, if any, and after all other indebtedness of Prosperity has been retired.

Prosperity Preferred Stock

The Prosperity preferred stock is available for issuance from time to time for various purposes as determined by the Prosperity board, including making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by the Prosperity articles, the preferred stock may be issued on such terms and conditions, and at such times and in such situations, as the Prosperity board in its sole discretion determines to be appropriate, without any further approval or action by the shareholders, unless otherwise required by laws, rules, regulations or agreements applicable to Prosperity.

Moreover, except as otherwise limited by the Prosperity articles or applicable laws, rules or regulations, the Prosperity board has the sole authority to determine the relative rights and preferences of the preferred stock and any series thereof without shareholder approval. The Prosperity articles require all shares of preferred stock to be identical, except as to the following characteristics, which may vary between different series of preferred stock:

•	dividend rate, preference of dividend with respect to any other class or series of stock, and cumulativity, non-cumulativity or partial cumulativity of dividends;

•	redemption price and terms, including, to the extent permitted by law, the manner in which shares are to be chosen for redemption if less than all the shares of a series are to be redeemed;

•	sinking fund provisions, if any, for the redemption or purchase of shares;

•	the amount payable upon shares in the event of voluntary or involuntary liquidation;

•	the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion; and

•	voting rights.

The Prosperity board does not intend to seek shareholder approval prior to any issuance of preferred stock or any series thereof, unless otherwise required by law or the rules of any applicable securities exchange. Under Texas law, shareholder approval prior to the issuance of shares of Prosperity common stock is required in connection with certain mergers. Frequently, opportunities arise that require prompt action, such as the possible acquisition of a property or business or the private sale of securities, and it is the belief of the Prosperity board that the delay necessary for shareholder approval of a specific issuance could be to the detriment of Prosperity and its shareholders.

The preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with Prosperity’s management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of Prosperity’s securities or the removal of incumbent management.

The effects of the issuance of the preferred stock on the holders of Prosperity common stock could include:

•	reduction of the amount otherwise available for payments of dividends on Prosperity common stock if dividends are payable on the series of preferred stock;

•	restrictions on dividends on Prosperity common stock if dividends on the series of preferred stock are in arrears;

•	dilution of the voting power of Prosperity common stock if the series of preferred stock has voting rights, including a possible “veto” power if the series of preferred stock has class voting rights;

•	dilution of the equity interest of holders of Prosperity common stock if the series of preferred stock is convertible, and is converted, into Prosperity common stock; and

•	restrictions on the rights of holders of Prosperity common stock to share in Prosperity’s assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

Prosperity

To be eligible under the SEC’s shareholder proposal rule (Rule 14a-8) for inclusion in Prosperity’s proxy statement, proxy card, and presentation at Prosperity’s 2007 Annual Meeting of Shareholders (currently scheduled to be held on April 17, 2007), a proper shareholder proposal must be received by Prosperity at its principal offices no later than November 20, 2006. For a proper shareholder proposal submitted outside of the process provided by Rule 14a-8 to be eligible for presentation at Prosperity’s 2007 Annual Meeting, timely notice thereof must be received by Prosperity not less than 120 days prior to the first anniversary of the date of Prosperity’s proxy statement in connection with the 2006 annual meeting of shareholders (which date was March 20, 2006, so notice is required by no later than November 20, 2006). The notice must be in the manner and form required by Prosperity’s bylaws. If the date of the 2007 Annual Meeting is changed, the dates set forth above will change.

Texas United

If the merger occurs, there will be no annual meeting of shareholders of Texas United for 2007. In that case, shareholder proposals must be submitted to Prosperity in accordance with the procedures described above. In the event that the merger is not completed, proposals of shareholders intended to be presented at the Texas United 2007 Annual Meeting of Shareholders must be received by Texas United at its principal executive offices at 109 North Main Street, La Grange, Texas 78945, Attention: Corporate Secretary, not later than December 26, 2006 to be included in Texas United’s proxy statement and form of proxy relating to the 2007 Annual Meeting of

Shareholders. Any such proposals shall be subject to the requirements of the proxy rules and regulations adopted under the Securities Exchange Act of 1934. It is anticipated that, if the merger is not completed, the 2007 Annual Meeting of Shareholders will be held on or about May 17, 2007. Notice of a shareholder proposal submitted outside the processes of Rule 14a-8 of the Securities Exchange Act will be considered untimely after March 19, 2007.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this joint proxy statement/prospectus by reference from Prosperity’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Texas United as of December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005 and management’s report on the effectiveness of internal control over financial reporting incorporated in this joint proxy statement/prospectus by reference to Texas United’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by BKD, LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

The consolidated financial statements of Texas United for the year ended December 31, 2003 incorporated in this joint proxy statement/prospectus by reference to Texas United’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such form given upon their authority as experts in auditing and accounting.

LEGAL MATTERS

The validity of the shares of Prosperity common stock to be issued by Prosperity in connection with the merger will be passed upon by Bracewell & Giuliani LLP, Houston, Texas. Certain legal matters with respect to the merger will be passed upon for Texas United by Powell Goldstein LLP, Atlanta, Georgia.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, the boards of directors of Prosperity and Texas United know of no matters that will be presented for consideration at the special meeting of shareholders other than as described in this joint proxy statement/prospectus. However, if any other matters are properly brought before the special meeting or any adjournment or postponement thereof, it is intended that the proxies will act in accordance with their best judgment unless otherwise indicated in the appropriate box on the proxy.

WHERE YOU CAN FIND MORE INFORMATION

Prosperity and Texas United file reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like Prosperity and Texas United, who file electronically with the SEC. The address of that site is http://www.sec.gov.

The SEC allows Prosperity and Texas United to “incorporate by reference,” which means that Prosperity and Texas United can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that Prosperity and Texas United incorporate by reference is considered to be part of this joint proxy statement/prospectus, and later information that Prosperity and Texas United file with the SEC will automatically update and supersede the information Prosperity and Texas United included in this joint proxy statement/prospectus. This document incorporates by reference the documents that are listed below that Prosperity and Texas United have previously filed with the SEC.

Prosperity SEC Filings (File No. 0-25051)

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2006;

•	Current Report on Form 8-K filed on March 9, 2006;

•	Current Report on Form 8-K filed on April 6, 2006;

•	Current Report on Form 8-K filed on April 20, 2006;

•	Current Report on Form 8-K filed on July 19, 2006 (except for Item 7.01 and Exhibit 99.2, which were furnished to the SEC);

•	Current Report on Form 8-K filed on August 15, 2006;

•	Current Report on Form 8-K filed on September 21, 2006;

•	Current Report on Form 8-K filed on October 19, 2006; and

•	The description of Prosperity’s common stock, par value $1.00 per share, contained in Prosperity’s Registration Statement on Form 8-A dated November 10, 1998.

Texas United SEC Filings (File No. 0-49928)

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2006;

•	Current Report on Form 8-K filed on February 3, 2006;

•	Current Report on Form 8-K filed on February 17, 2006;

•	Current Report on Form 8-K filed on February 24, 2006;

•	Current Report on Form 8-K filed on April 6, 2006;

•	Current Reports on Form 8-K filed on July 19, 2006;

•	Current Report on Form 8-K filed on July 24, 2006; and

•	The description of Texas United’s common stock, par value $1.00 per share, contained in Texas United’s Registration Statement on Form 8-A, dated July 18, 2002.

Prosperity and Texas United also incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than current reports furnished on Form 8-K under Items 2.02 and 7.01) after the date of this joint proxy statement/prospectus and before the special meetings. Any statement contained in this joint proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this joint proxy statement/prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Documents incorporated by reference are available from Prosperity and Texas United without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in the document by reference). You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Prosperity or Texas United at the following addresses:

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

Attention: James D. Rollins III

Telephone: (713) 693-9300

Texas United Bancshares, Inc.

109 N. Main Street

La Grange, Texas 78945

Attention: Jeffrey A. Wilkinson

Telephone: (979) 968-8451

To request documents from Prosperity, please do so by December 6, 2006 to receive them before the Prosperity special meeting. To request documents from Texas United, please do so by December 7, 2006 to receive them before the Texas United special meeting.

If you request any incorporated documents for either company, we will mail them to you by first-class mail, or another equally prompt means, within one business day after we receive your request.

Prosperity has filed a registration statement on Form S-4 under the Securities Act of 1933 with the SEC with respect to the Prosperity common stock to be issued to shareholders of Texas United in the merger. This joint proxy statement/prospectus constitutes the prospectus of Prosperity filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

You should rely only on the information contained in this joint proxy statement/prospectus. Neither Prosperity nor Texas United has authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this joint proxy statement/prospectus is correct as of its date. It may not continue to be correct after this date. Texas United has supplied all of the information about Texas United contained in this joint proxy statement/prospectus and Prosperity has supplied all of the information contained in this joint proxy statement/prospectus about Prosperity and its subsidiaries. Each of us is relying on the correctness of the information supplied by the other.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

Appendix A

AGREEMENT AND PLAN OF REORGANIZATION

by and between

PROSPERITY BANCSHARES, INC.

and

TEXAS UNITED BANCSHARES, INC.

Dated as of July 18, 2006

A-i

(continued)

A-ii

(continued)

A-iii

(continued)

A-iv

LIST OF SCHEDULES

Schedule 3.1(h)	Subsidiaries
Schedule 3.2(c)(ii)	Subsidiary Stock
Schedule 3.2(d)	Company Stock Options
Schedule 3.2(e)	Company Restricted Stock
Schedule 3.4	Investments
Schedule 3.7(a)	Past Due Loans
Schedule 3.7(b)	Watch List
Schedule 3.8(a)	Real Estate
Schedule 3.8(e)	Building Condition
Schedule 3.9	Personal Property
Schedule 3.11	Litigation
Schedule 3.12(b)	Extension to File Tax Returns
Schedule 3.12(d)	Income Tax Returns
Schedule 3.12(f)	Income Sharing Agreements
Schedule 3.13	Contracts and Commitments
Schedule 3.14(a)	Insurance
Schedule 3.15	No Conflict
Schedule 3.19(a)	Employee Benefit Plans
Schedule 3.19(e)	Payments under Employment Arrangements
Schedule 3.20	Deferred Compensation and Salary Continuation Arrangements
Schedule 3.21	Brokers and Finders
Schedule 3.24	Derivative Contracts
Schedule 3.27	Intellectual Property Rights
Schedule 5.2(b)(ii)	Loan Commitments
Schedule 5.2(b)(v)	Branch Closings
Schedule 5.2(b)(viii)	Bonus Payments
Schedule 5.2(b)(xviii)	Capital Expenditures
Schedule 5.7(a)	Persons to Sign Employment Agreements
Schedule 5.7(b)	Persons to Sign Non-Competition Agreements
Schedule 6.11(a)	Severance Payments
Schedule 7.6	Director Bonus Payments
Schedule 10.4	Persons to Sign Releases
Schedule 10.5	Termination of Employment Agreements
Schedule 11.5	Payment Under Amended Employment Agreement

A-v

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (“Agreement”) dated as of July 18, 2006 is by and between Prosperity Bancshares, Inc. (“Prosperity”), a Texas corporation and financial holding company pursuant to the Gramm-Leach Bliley Act (“GLB Act”) and bank holding company registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”), and Texas United Bancshares, Inc. (the “Company”), a Texas corporation and financial holding company pursuant to the GLB Act and bank holding company registered under the BHC Act.

WHEREAS, the Company desires to affiliate with Prosperity, and Prosperity desires to affiliate with the Company in the manner provided in this Agreement; and

WHEREAS, the respective Boards of Directors of Prosperity and the Company believe that the acquisition of the Company by Prosperity in the manner provided by, and subject to the terms and conditions set forth in, this Agreement and all exhibits, schedules and supplements hereto and the other transactions contemplated by this Agreement are desirable and in the best interests of their respective shareholders; and

WHEREAS, for federal income tax purposes, it is intended that the Merger (as defined below) qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, and that this Agreement is intended to be and hereby is adopted as a plan of reorganization within the meaning of Section 368(a) of the Code; and

WHEREAS, the respective Boards of Directors of Prosperity and the Company have approved this Agreement and the transactions proposed herein substantially on the terms and conditions set forth in this Agreement; and

WHEREAS, as a condition and inducement to Prosperity’s willingness to enter into this Agreement, each of the members of the Board of Directors of the Company, certain officers of the Company and the Banks (as defined below) and holders of more than 10% of Company Common Stock (as defined below) has entered into an agreement dated as of the date hereof in the form of Exhibit A pursuant to which he or she agrees to vote the shares of Company Common Stock beneficially owned by such person in favor of this Agreement and the transactions contemplated hereby;

NOW, THEREFORE, in consideration of such premises and the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as set forth below.

INTRODUCTION

A. This Agreement provides for the merger of the Company with and into Prosperity with Prosperity as the surviving entity (the “Merger”), all pursuant to this Agreement. In connection with the Merger, all of the issued and outstanding shares of common stock, $1.00 par value per share, of the Company (“Company Common Stock”) shall be exchanged for such consideration as set forth in this Agreement.

B. It is contemplated that immediately prior to the Merger, Texas United Nevada, LLC (“Intermediate Company”), a Nevada limited liability company and wholly-owned subsidiary of the Company, shall be merged (the “Intermediate Merger”) with and into the Company, with the Company as the surviving entity.

C. Subject to the terms and conditions of a plan of merger to be entered into between each of the Banks (as defined below) and Prosperity Bank (“Prosperity Bank”), a Texas banking association and wholly-owned subsidiary of Prosperity, and in accordance with Section 32.301 of the Texas Finance Code, it is contemplated that following consummation of the Merger, each of (i) Northwest Bank (“Northwest Bank”), a Texas banking association and wholly-owned subsidiary of the Company, (ii) Gateway National Bank (“Gateway Bank”), a national banking association and wholly-owned subsidiary of the Company, (iii) GNB Financial, n.a. (“GNB Bank”), a national banking association and wholly-owned subsidiary of the Company and (iv) State Bank (“State Bank”), a Texas banking association and wholly-owned subsidiary of the Company, shall be merged with and into Prosperity Bank, with Prosperity Bank as the surviving bank. Northwest Bank, Gateway Bank, GNB Bank and State Bank are referred to herein individually as a “Bank” and collectively as the “Banks”.

I. THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 8.2 hereof), the Company shall be merged with and into Prosperity (which, as the surviving corporation, is hereinafter referred to as “Continuing Corporation” whenever reference is made to it at or after the Effective Time) pursuant to the provisions of, and with the effect provided for in, Article 5 of the Texas Business Corporation Act (“TBCA”).

Section 1.2 Articles of Incorporation, Bylaws and Facilities of Continuing Corporation. At the Effective Time and until thereafter amended in accordance with applicable law, the Articles of Incorporation of Continuing Corporation shall be the Articles of Incorporation of Prosperity as in effect at the Effective Time. Until altered, amended or repealed as provided therein and in the Articles of Incorporation of Continuing Corporation, the Bylaws of Continuing Corporation shall be the Bylaws of Prosperity as in effect at the Effective Time. Unless and until changed by the Board of Directors of Continuing Corporation, the main office of Continuing Corporation shall be the main office of Prosperity as of the Effective Time. The established offices and facilities of the Company immediately prior to the Merger shall become established offices and facilities of Continuing Corporation. Until thereafter changed in accordance with law or the Articles of Incorporation or Bylaws of Continuing Corporation, all corporate acts, plans, policies, contracts, approvals and authorizations of the Company and Prosperity and their respective shareholders, boards of directors, committees elected or appointed thereby, officers and agents, which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the acts, plans, policies, contracts, approvals and authorizations of Continuing Corporation and shall be as effective and binding thereon as the same were with respect to the Company and Prosperity, respectively, as of the Effective Time.

Section 1.3 Board of Directors and Officers of Continuing Corporation. At the Effective Time and until thereafter changed in accordance with applicable law or the Articles of Incorporation or Bylaws of Continuing Corporation, the members of the Board of Directors of Prosperity at the Effective Time and L. Don Stricklin shall be the Board of Directors of Continuing Corporation. At the Effective Time and until thereafter changed in accordance with the law or the Articles of Incorporation or Bylaws of Continuing Corporation, the senior officers of Prosperity immediately prior to the Effective Time and L. Don Stricklin, who shall have entered into an employment agreement with Prosperity, shall be the senior officers of Continuing Corporation.

Section 1.4 Effect of Merger. At the Effective Time, the corporate existence of the Company and Prosperity shall, as provided in the provisions of law heretofore mentioned, be consolidated and continued in Continuing Corporation, and Continuing Corporation shall be deemed to be a continuation in entity and identity of the Company and Prosperity. All rights, franchises and interests of the Company and Prosperity, respectively, in and to any type of property and choses in action shall be transferred to and vested in Continuing Corporation by virtue of such Merger without reversion or impairment, without further act or deed and without any assignment having occurred, but subject to any existing liens or other encumbrances thereon. The Merger shall have all other effects set forth in Article 5.06 of the TBCA.

Section 1.5 Liabilities of Continuing Corporation. At the Effective Time, Continuing Corporation shall be liable for all liabilities of the Company and Prosperity. All debts, liabilities, obligations and contracts of the

Company and of Prosperity, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account, or records of the Company or Prosperity, as the case may be, shall be those of Continuing Corporation and shall not be released or impaired by the Merger. All rights of creditors and other obligees and all liens on property of either the Company or Prosperity shall be preserved unimpaired subsequent to the Merger.

Section 1.6 Ratification by Shareholders. This Agreement shall be submitted to the shareholders of the Company and the shareholders of Prosperity in accordance with the terms of this Agreement, the applicable provisions of law and the respective Articles of Incorporation and Bylaws of the Company and Prosperity. The Company and Prosperity shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and the taking of any other actions in satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Merger on the terms herein provided, including, without limitation, the preparation and submission of all necessary filings, requests for waivers and certificates with the Securities and Exchange Commission (“SEC”), Board of Governors of the Federal Reserve System (“Federal Reserve Board”), the Federal Deposit Insurance Corporation (“FDIC”), the Texas Department of Banking (“TDB”) and the Office of the Comptroller of the Currency (the “OCC”).

Section 1.7 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and the parties hereto hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations promulgated thereunder.

Section 1.8 Modification of Structure. Notwithstanding any provision of this Agreement to the contrary, Prosperity may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated hereby so long as (i) there are no material adverse federal income tax consequences to the shareholders of the Company as a result of such modification, (ii) the consideration to be paid to holders of Company Common Stock under this Agreement is not thereby changed in kind or reduced in amount solely because of such modification and (iii) such modification will not be likely to materially delay or jeopardize receipt of any required regulatory approvals. In the event of such election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

II. CONSIDERATION AND EXCHANGE PROCEDURES

Section 2.1 Merger Consideration.

(a) Unless otherwise adjusted as provided in Section 2.2(c), each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined in Section 2.4 hereof)), shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and represent the right to receive one share of common stock, $1.00 par value, of Prosperity (“Prosperity Common Stock”) (the “Exchange Ratio”), plus cash in lieu of any fractional share of Prosperity Common Stock (the “Merger Consideration”). At the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration.

“Average Closing Price” of Prosperity Common Stock shall be the average of the closing price per share of Prosperity Common Stock on The Nasdaq Stock Market, Inc. National Market System (“Nasdaq”) (as reported in The Wall Street Journal or, if not reported thereby, another alternative source as chosen by Prosperity) for the twenty (20) consecutive trading days ending on and including the tenth trading day preceding the Closing Date.

(b) Each share of Company Stock held in the treasury of the Company and each share of Company Stock owned by any direct or indirect wholly owned Subsidiary of the Company immediately prior to the Effective Time shall be cancelled without any conversion and no payment or distribution shall be made with respect thereto.

(c) Notwithstanding anything in this Agreement to the contrary, Prosperity will not issue any certificates or scrip representing fractional shares of Prosperity Common Stock otherwise issuable pursuant to the Merger. In lieu of the issuance of any such fractional shares, Prosperity shall pay to each former holder of Company Stock otherwise entitled to receive such fractional share an amount of cash determined by multiplying (i) the Average Closing Price (as defined in Section 2.2(d) hereof) by (ii) the fraction of a share of Prosperity Common Stock which such holder would otherwise be entitled to receive pursuant to this Section 2.1.

Section 2.2 Adjustment to Exchange Ratio.

(a) The aggregate number of shares of Prosperity Common Stock to be exchanged for each share of Company Stock shall be adjusted appropriately to reflect any change in the number of shares of Prosperity Common Stock by reason of any stock dividends or splits, reclassification, recapitalization or conversion with respect to Prosperity Common Stock, received or to be received by holders of Prosperity Common Stock, when the record date or payment occurs prior to the Effective Time.

(b) In the event the Average Closing Price shall be less than $28.50, the Company may give notice of its intent to terminate the Agreement as provided in Section 9.1(f) hereof; subject to Prosperity’s right, in its sole and absolute discretion, to increase the Exchange Ratio to a number (rounded to the nearest ten thousandth) determined by multiplying (i) the quotient of $28.50 divided by the Average Closing Price of Prosperity and (ii) the Exchange Ratio. If Prosperity elects to make the Walkaway Counter Offer (as defined in Section 9.1(f)), it shall give prompt written notice to the Company of such election, which notice shall include the revised Exchange Ratio. Any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio after giving effect to any adjustment set forth in the Walkaway Counter Offer Notice.

(c) Except as provided in Section 6.12 hereof, in the event the Average Closing Price of Prosperity is greater than $34.84, the Exchange Ratio shall be adjusted to a number determined by multiplying (i) the quotient of $34.84 divided by the Average Closing Price of Prosperity and (ii) the Exchange Ratio.

Section 2.3 Treatment of Company Stock Options.

(a) At any time prior to the Closing Date, each option to acquire shares of Company Common Stock (“Company Stock Option”) may be purchased or acquired by the Company or exercised for cash by the holder in accordance with its terms. Notwithstanding anything in any Company Stock Option Plan (as defined below) to the contrary, at the Effective Time, each Company Stock Option which is outstanding and unexercised immediately prior thereto pursuant to the Texas United Bancshares, Inc. 1998 Incentive Stock Option Plan, the Texas United Bancshares, Inc. 2004 Stock Incentive Plan, the 1998 Incentive Stock Option Plan for Gateway Holding Company, Inc. or pursuant to a nonqualified stock option agreement with the Company (collectively, the “Company Stock Option Plans”) shall automatically become vested and shall, at the option of the holder, either (i) be cancelled and converted into the right to receive the Cash Option Consideration (as defined below), or (ii) be converted (automatically and without any action on the part of the holder thereof) into the right to receive the Prosperity Option Consideration (as defined below).

“Cash Option Consideration” shall mean, with respect to each Company Stock Option, a cash payment equal to the difference between (1) the Exchange Ratio multiplied by the Average Closing Price and (2) the exercise price of such Company Stock Option as listed on Schedule 3.2(d).

“Prosperity Option Consideration” shall mean an option (a “Prosperity Option”) to purchase shares of Prosperity Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Company Stock Option Plan and/or agreement evidencing the grant thereunder):

(i) The number of shares of Prosperity Common Stock to be subject to the Prosperity Option (rounded to the nearest whole share) shall be equal to the number of shares of Company Common Stock subject to the Company Stock Option multiplied by the Exchange Ratio; and

(ii) The exercise price per share of Prosperity Common Stock under the Prosperity Option shall be equal to the exercise price per share of Company Common Stock under the Company Stock Option divided by the Exchange Ratio.

(b) Notwithstanding anything in this Agreement to the contrary, Prosperity will not issue a Prosperity Option representing the right to purchase any fractional share of Prosperity Common Stock. In lieu of the issuance of a Prosperity Option to purchase such fractional share, Prosperity shall pay a cash payment determined by multiplying (i) the difference between (A) the Average Closing Price and (B) the exercise price of such Prosperity Option by (ii) the fraction of a share of Prosperity Common Stock which such holder would otherwise be entitled to receive upon the exercise of such Prosperity Option.

(c) The adjustment provided herein with respect to any options which are “incentive stock options” as defined in Section 422 of the Code shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. The duration and other terms of the Prosperity Option shall be the same as the Company Stock Option except that all references to the Company shall be deemed to be references to Prosperity.

Section 2.4 Dissenting Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, the holder of which has not voted in favor of the Merger and who has delivered a written demand for payment of the fair value of such shares within the time and in the manner provided in Article 5.12 of the TBCA, is referred to herein as a “Dissenting Share.” Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration pursuant to Section 2.1 of this Agreement unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost his right to appraisal and payment under Article 5.12 of the TBCA. If any such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Dissenting Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration without any interest thereon.

Section 2.5 Exchange of Shares.

(a) Prosperity shall deposit or cause to be deposited in trust with Computershare Investor Services, Inc., Denver, Colorado (the “Exchange Agent”) (i) certificates representing shares of Prosperity Common Stock and (ii) cash in an aggregate amount sufficient to make the appropriate payments (A) to holders of Dissenting Shares pursuant to Section 2.4 hereof, if any, and (B) holders of a fraction of a share of Prosperity Common Stock pursuant to Section 2.1(c) (such certificates and cash being referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement. The Exchange Agent shall promptly deliver the stock certificates representing shares of Prosperity Common Stock and the cash payment upon surrender of certificates representing shares of Company Common Stock.

(b) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each record holder of an outstanding certificate or certificates which as of the Effective Date represented shares of Company Common Stock (the “Certificates”), a form letter of transmittal which will specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and contain instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash and number of shares of Prosperity Common Stock provided in Section 2.1 hereof, and such Certificate shall forthwith be cancelled. Prosperity shall provide the Exchange Agent with certificates for Prosperity Common Stock, as requested by the Exchange Agent, for the number of shares provided in Section 2.1. No interest will be paid or accrued with respect to the shares of Prosperity Common Stock or cash payable upon surrender of the Certificates. Until surrendered in accordance with the provisions of this Section 2.5, each Certificate (other than Certificates representing Dissenting Shares) shall represent for all purposes the right to receive the Merger Consideration without any interest thereon.

(c) No dividends or other distributions declared after the Effective Time with respect to shares of Prosperity Common Stock and payable to the holders thereof shall be paid to the holder of a Certificate until such holder surrenders such Certificate to the Exchange Agent in accordance with this Section 2.5. After the surrender of a Certificate in accordance with this Section 2.5, the holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which had become payable after the Effective Time with respect to the shares of Prosperity Common Stock represented by such Certificate.

(d) After the Effective Time, the stock transfer ledger of the Company shall be closed and there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Prosperity, they shall be promptly presented to the Exchange Agent and exchanged as provided in this Section 2.5.

(e) Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of the Company for six months after the Exchange Agent mails the letter of transmittal pursuant to Section 2.5 shall be returned to Prosperity upon demand, and any shareholders of the Company who have not theretofore complied with the exchange procedures in this Article II shall look to Prosperity only, and not the Exchange Agent, for the payment of any Merger Consideration in respect of such shares.

(f) If any certificate representing shares of Prosperity Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be appropriately endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form (reasonably satisfactory to Prosperity) for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Prosperity Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or not payable.

(g) None of Prosperity, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any Prosperity Common Stock (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Prosperity or the Exchange Agent, the posting by such person of a bond in such amount as Prosperity or the Exchange Agent may direct as indemnity against any claim that may be made against Prosperity with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Prosperity as set forth below. On or prior to the date hereof, the Company has delivered to Prosperity disclosure schedules (“Disclosure Schedules”) referred to in this Article III. The Company agrees that two (2) business days prior to the Closing it shall provide Prosperity with supplemental Disclosure Schedules reflecting any changes in the information contained in the Disclosure Schedules which have occurred in the period from the date of delivery of such Disclosure Schedules to two (2) business days prior to the date of Closing.

Section 3.1 Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and a financial holding company duly registered under the BHC Act and the GLB Act, subject to all laws, rules and regulations applicable to financial holding companies. The Company owns all of the outstanding capital stock of the Intermediate Company free and clear of any lien, charge, claim or other encumbrance. The Intermediate Company, a Nevada limited liability company and a financial holding company registered under the BHC Act and the GLB Act, is duly organized, validly existing and in good standing under the laws of the State of Nevada. Except as set forth in Schedule 3.2(c)(ii), the Intermediate Company owns all of the capital stock of the Banks free and clear of any lien, charge, claim or other encumbrance. Northwest Bank, a wholly-owned indirect subsidiary of the Company, is a Texas banking association duly organized, validly existing and in good standing under the laws of the State of Texas. Gateway Bank, a wholly-owned indirect subsidiary of the Company, is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America. GNB Bank, a wholly-owned indirect subsidiary of the Company, is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America. State Bank, a wholly-owned indirect subsidiary of the Company, is a Texas banking association duly organized, validly existing and in good standing under the laws of the State of Texas.

(b) Each of the Company and the Banks has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties, to engage in the business and activities now conducted by it, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on the Company.

(c) Northwest Bank is duly authorized to conduct general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the FDIC and the TDB. Northwest Bank does not have “trust powers” and does not conduct trust activities.

(d) Gateway Bank is duly authorized to conduct general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the OCC. Gateway Bank does not have “trust powers” and does not conduct trust activities.

(e) GNB Bank is duly authorized to conduct general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the OCC. GNB Bank has “trust powers” and conducts trust activities.

(f) State Bank is duly authorized to conduct general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the FDIC and the TDB. State Bank does not have “trust powers” and does not conduct trust activities.

(g) True and complete copies of the Articles of Incorporation or Association and Bylaws or other constituent documents of the Company and each Subsidiary (as defined in Section 13.1(c) hereof), each as amended to date (collectively, the “Company Constituent Documents”), have been delivered or made available to Prosperity.

(h) Other than as set forth in Schedule 3.1(h), neither the Company nor any of its Subsidiaries (as defined in Section 13.1(c) hereof) (i) has any Subsidiaries or Affiliates, (ii) is a general partner or material owner in any joint venture, general partnership, limited partnership, trust or other non-corporate entity and (iii) knows of any arrangement pursuant to which the stock of any corporation is or has been held in trust (whether express, constructive, resulting or otherwise) for the benefit of all shareholders of the Company.

(i) The deposit accounts of each of the Banks are insured by the FDIC through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments due and owing as of the date hereof required in connection therewith have been paid by each of the Banks.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock, 10,695,655 of which are issued and 10,689,560 of which are outstanding as of the date of this Agreement and 280,360 of which are reserved for issuance upon the exercise of stock options, and 500,000 shares of preferred stock, $1.00 par value, none of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person or in violation of any applicable federal or state laws.

(b) The Intermediate Company has issued and outstanding 1,000 membership interests. The authorized capital stock of Northwest Bank consists of 50,000,000 shares of common stock, $0.01 par value per share, all of which are issued and outstanding as of the date of this Agreement. The authorized capital stock of Gateway Bank consists of 4,000,000 shares of common stock, $2.00 par value per share, 1,055,888 shares of which are issued and outstanding as of the date of this Agreement. The authorized capital stock of GNB Bank consists of 935,202 shares of common stock, $5.00 par value per share, all of which are issued and outstanding as of the date of this Agreement. The authorized capital stock of State Bank consists of 101,536 shares of common stock, $5.00 par value per share, all of which are issued and outstanding as of the date of this Agreement.

(c) The Company owns, either directly or indirectly, all of the issued and outstanding capital stock of its Subsidiaries, other than the preferred stock of Trust I, Trust II, Gateway Trust, GNB Trust, Trust III and Trust IV (each as defined in Section 3.23 hereof). The outstanding capital stock of the Company’s Subsidiaries (i) are duly authorized, validly issued, fully paid and nonassessable (except with respect to Gateway Bank and GNB Bank, as provided in 12 U.S.C. 55, (ii) except as set forth in Schedule 3.2(c)(ii), free and clear of any liens, claims, security interests and encumbrances of any kind and (iii) except for the transfer restrictions applicable to the preferred securities issued by Trust I, Trust II, Gateway Trust, GNB Trust, Trust III and Trust IV, there are no irrevocable proxies with respect to such shares and there are no outstanding or authorized subscriptions, options, warrants, calls, rights or other agreements or commitments of any kind restricting the transfer of, requiring the issuance or sale of or otherwise relating to any such shares of capital stock to any person.

(d) Schedule 3.2(d) contains a list, as of the date hereof, of the exercise prices, vesting schedules, expiration dates, holders, numbers of shares of Company Common Stock subject to Company Stock Options outstanding, the option plan or agreement under which such options were granted and the aggregate weighted average exercise price and total options outstanding. Except as set forth in Schedule 3.2(d), (i) all Company Stock Options (A) have been duly authorized and (B) were granted at a per share price which was not less than the fair market value per share of Company Common Stock at the date of grant and (ii) all Company Stock Options intended to qualify as “incentive” stock options under Section 422(b) of the Code satisfy all the requirements under the Code for such qualification.

(e) Schedule 3.2(e) contains a list, as of the date hereof, of the vesting schedules, holders, numbers of shares of Company Common Stock subject to forfeiture restrictions (“Company Restricted Stock”) outstanding, the plan or agreement under which such Company Restricted Stock was granted and the total number of shares of Company Restricted Stock outstanding. All shares of Company Restricted Stock have been duly authorized.

(f) Except for the Company Stock Options and Company Restricted Stock, there are no existing options, warrants, calls, convertible securities or commitments of any kind obligating the Company to issue any authorized and unissued Company Common Stock.

(g) The Company does not have any outstanding commitment or obligation to repurchase, reacquire or redeem any of its outstanding capital stock. Other than pursuant to the Voting Agreement and Irrevocable Proxy attached hereto as Exhibit A, there are no voting trusts, voting agreements, buy-sell agreements or other similar arrangements affecting the Company Common Stock to which the Company is a party.

Section 3.3 Approvals; Authority.

(a) The Company has full corporate power and authority to execute and deliver this Agreement (and any related documents), and the Company and each of its Subsidiaries has full legal capacity, power and authority to perform their respective obligations hereunder and thereunder and to consummate the contemplated transactions.

(b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of the Company. The Board of Directors of the Company has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Company and its shareholders, and has directed that the Agreement be submitted to the Company’s shareholders for approval and adoption. Except for the approval of the shareholders of the Company, no further actions or corporate proceedings on the part of the Company are necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and is a duly authorized, valid, legally binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

Section 3.4 Investments. The Company has furnished to Prosperity a complete list, as of May 31, 2006, of all securities, including municipal bonds, owned by the Company (the “Securities Portfolio”). Except as set forth in Schedule 3.4, all such securities are owned by the Company (i) of record, except those held in bearer form, and (ii) beneficially, free and clear of all mortgages, liens, pledges and encumbrances. Schedule 3.4 also discloses any entities in which the ownership interest of the Company equals 5% or more of the issued and outstanding voting securities of the issuer thereof. There are no voting trusts or other agreements or understandings with respect to the voting of any of the securities in the Securities Portfolio.

Section 3.5 Financial Statements.

(a) The Company has furnished or made available to Prosperity true and correct copies of its (i) audited consolidated balance sheets as of December 31, 2005 and 2004, and the related statements of income and statements of changes in shareholders’ equity and cash flows for the years ended December 31, 2005 and 2004, and (ii) unaudited consolidated balance sheets and related statements of income and statements of changes in shareholders’ equity and cash flows as of and for the three months ended March 31, 2006, 2005 and 2004. The Company has also delivered to Prosperity a true and correct copy of the Consolidated Reports of Condition and Income (“Call Reports”) filed by each of the Banks as of and for the years ended December 31, 2005, 2004 and 2003 and as of and for the three months ended March 31, 2006 and 2005. The audited and unaudited financial information and Call Reports referred to in this Section 3.5(a) are collectively referred to in this Agreement as the “Company Financial Statements.”

(b) Each of the Company Financial Statements fairly presents the financial position of the Company and results of operations at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis, except (i) in the case of the unaudited Company Financial Statements, subject to normally recurring year-end audit adjustments and the absence of notes to such Company Financial Statements and (ii) for the Call Reports, which are in compliance with regulatory accounting principles.

(c) As of the dates of the Company Financial Statements referred to above, neither the Company nor any Subsidiary had any material liabilities, fixed or contingent, except as set forth or provided for in such Company Financial Statements or otherwise disclosed in this Agreement, the Disclosure Schedules or in any of the documents delivered to Prosperity.

Section 3.6 Loan Portfolios. With respect to each of the Banks’ loan portfolios, (i) all evidences of indebtedness in original principal amount in excess of $50,000 reflected as assets in the Company Financial Statements as of and for the period ended March 31, 2006, were as of such dates the binding obligations of the respective obligors named therein in accordance with their respective terms, (ii) the allowance for loan losses shown on the Company Financial Statements as of and for the period ended March 31, 2006, was, and the allowance for loan losses to be shown on the Company Financial Statements as of any date subsequent to the execution of this Agreement will be, as of such dates, in the reasonable judgment of management of the Company, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including accrued interest receivable) of the Company and other extensions of credit (including letters of credit or commitments to make loans or extend credit) and (iii) the allowance for loan losses described in clause (ii) above has been established in accordance with GAAP as applied to banking institutions and all applicable rules and regulations; provided, however, that no representation or warranty is made as to the sufficiency of collateral securing or the collectibility of such loans.

Section 3.7 Certain Loans and Related Matters.

(a) Except as set forth in Schedule 3.7(a) segregated by Bank, as of May 31, 2006 (and in the case of State Bank, June 30, 2006), the Company is not a party to any written or oral: (i) loan agreement, note or borrowing arrangement, other than credit card loans and other loans the unpaid balance of which does not exceed $10,000 per loan, under the terms of which the obligor is sixty (60) days delinquent in payment of principal or interest or in default of any other material provisions as of the date hereof; (ii) loan agreement, note or borrowing arrangement which has been classified or, in the exercise of reasonable diligence by the Company or any regulatory agency with supervisory jurisdiction over the Company, should have been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of the Company, or any 10% or more shareholder of the Company, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; or (iv) loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to the Company including, but not limited to, those promulgated, interpreted or enforced by any regulatory agency with supervisory jurisdiction over the Company and which violation could have a Material Adverse Effect on the Company.

(b) Schedule 3.7(b) contains the “watch list of loans” of each Bank shown separately (each, a “Watch List”) as of May 31, 2006 (and in the case of State Bank, June 30, 2006). Except as set forth in Schedule 3.7(b), to the knowledge of the Company, there is no loan agreement, note or borrowing arrangement which should be included on a Watch List in accordance with the Company’s ordinary course of business and consistent with prudent banking principles.

Section 3.8 Real Property Owned or Leased.

(a) Other than real property acquired through foreclosure or deed in lieu of foreclosure, Schedule 3.8(a) contains a true, correct and complete list of all real property owned or leased by the Company or each of the

Banks (the “Company Real Property”). True and complete copies of all deeds and leases for, or other documentation evidencing ownership of or a leasehold interest in, the properties referred to in Schedule 3.8(a), title insurance policies for the real property owned referred to in Schedule 3.8(a), and all mortgages, deeds of trust and security agreements to which such property is subject have been or will be furnished or made available to Prosperity.

(b) No lease with respect to any Company Real Property and no deed with respect to any Company Real Property contains any restrictive covenant that materially restricts the use or value of such Company Real Property pertaining to its current primary business purpose. Each of such leases is a legal, valid and binding obligation of the Company or a Bank, as applicable, is enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and is in full force and effect; there are no existing defaults by the Company or, to the Company’s knowledge, the other party thereunder and, to the Company’s knowledge, there are no allegations or assertions of such by any party under such agreement or any events that with notice lapse of time or the happening or occurrence of any other event would constitute a default thereunder.

(c) To the knowledge of the Company, none of the buildings and structures located on any Company Real Property, nor any appurtenances thereto or equipment therein, nor the operation or maintenance thereof, violates in any material manner any restrictive covenants or encroaches on any property owned by others, nor does any building or structure of third parties encroach upon any Company Real Property, except for those violations and encroachments which in the aggregate could not reasonably be expected to cause a Material Adverse Effect on the Company. No condemnation proceeding is pending or, to the Company’s knowledge, threatened, which could reasonably be expected to preclude or materially impair the use of any Company Real Property in the manner in which it is currently being used.

(d) The Company and its Subsidiaries have good and indefeasible title to, or a valid and enforceable leasehold interest in, or a contract vendee’s interest in, all Company Real Property, and such interest is free and clear of all liens, charges or other encumbrances, except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and (ii) those liens related to real property taxes, local improvement district assessments, easements, covenants, restrictions and other matters of record which do not, individually or in the aggregate, materially adversely affect the use and enjoyment of the relevant real property.

(e) Except as set forth in Schedule 3.8(e), all buildings and other facilities used in the business of the Company and its Subsidiaries are in adequate condition (ordinary wear and tear excepted) and, to the Company’s knowledge, are free from defects which could reasonably be expected to materially interfere with the current or future use of such facilities consistent with past practices.

Section 3.9 Personal Property. Except as set forth in Schedule 3.9, the Company and its Subsidiaries have good title to, or a valid leasehold interest in, all personal property, whether tangible or intangible, used in the conduct of its business (the “Company Personalty”), free and clear of all liens, charges or other encumbrances and except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and (ii) such other liens, charges, encumbrances and imperfections of title as do not individually or in the aggregate materially adversely affect the use and enjoyment of the relevant Company Personalty. Subject to ordinary wear and tear, the Company Personalty is in good operating condition and repair and is adequate for the uses to which it is being put.

Section 3.10 Environmental Laws. The representations and warranties in this Section 3.10 are the sole representations and warranties with respect to environmental, health and safety matters, and no other representations and warranties shall be deemed to apply to such matters. To the knowledge of the Company, the Company and its Subsidiaries and any properties or business owned or operated by any of them, whether or not held in a fiduciary or representative capacity, are in material compliance with all terms and conditions of all applicable federal and state Environmental Laws (as defined below) and permits thereunder. Neither the Company nor any of its Subsidiaries has received notice of any violation of any Environmental Laws or generated, stored, or disposed of any materials designated as Hazardous Materials (as defined below) under the Environmental Laws, and they are not subject to any claim or lien under any Environmental Laws. During the term of ownership by the Company, (i) no Company Real Property, (ii) no real estate currently owned, operated or leased (including any property acquired by foreclosure or deeded in lieu thereof) by the Company or its Subsidiaries and (iii) to the actual knowledge of the Company, no real property held by the Company or any Subsidiary as collateral, has been designated by applicable governmental authorities as requiring any environmental cleanup or response action to comply with Environmental Laws, or has been the site of any release of any Hazardous Materials. To the knowledge of the Company or any of its Subsidiaries, (A) no asbestos was used in the construction of any portion of any Company Real Property and (B) no real property currently owned by it or any Subsidiary is, or has been, a heavy industrial site or landfill. There are no underground storage tanks used for the storage of Hazardous Materials at any Company Real Property and no underground storage tanks used for the storage of Hazardous Materials have been closed or removed from any Company Real Property. “Environmental Laws,” as used in this Agreement, means any applicable federal, state or local statute, law, rule, regulation, ordinance or code now in effect and in each case as amended to date and any controlling judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, or judgment, relating to the environment, human health or safety, or Hazardous Materials, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.; the Hazardous Materials Transportation Authorization Act, as amended, 49 U.S.C. § 5101, et seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1201, et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq.; the Clean Air Act, 42 U.S.C. § 7401, et seq.; and the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq.

“Hazardous Materials,” as used in this Agreement, includes, but is not limited to, (a) any petroleum or petroleum products, natural gas, or natural gas products, radioactive materials, asbestos, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls (PCBs), and radon gas; (b) any chemicals, materials, waste or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws; and (c) any other chemical, material, waste or substance which is in any way regulated as hazardous or toxic by any federal, state or local government authority, agency or instrumentality, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead, provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of the business of the Company and its Subsidiaries in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

Section 3.11 Litigation and Other Proceedings. Except as set forth in Schedule 3.11, there are no legal, quasi-judicial, regulatory or administrative proceedings of any kind or nature now pending or, to the knowledge of the Company or any Subsidiary, threatened before any court or administrative body in any manner against the Company or any Subsidiary, or any of their respective properties or capital stock. The Company will notify Prosperity promptly in writing of any such proceedings threatened or instigated against the Company or its Subsidiaries, or any officer or director thereof subsequent to the date of this Agreement. The Company does not know of any basis on which any litigation or proceeding could be brought which could reasonably be expected to result in a Material Adverse Effect on the Company or which could question the validity of any action taken or to be taken in connection with this Agreement and the transactions contemplated thereby. Neither the Company nor any of its Subsidiaries is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

Section 3.12 Taxes.

(a) For purposes of this Agreement, the following terms shall have the defined meanings as set forth below:

“Affiliated Group” means any affiliated group within the meaning of Code § 1504(a).

“Deferred Intercompany Transaction” has the meaning set forth in Treasury Regulation § 1.1502-13.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity (or any department, agency, or political subdivision thereof).

“Security Interest” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic’s, materialmen’s, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the Company or any Subsidiary is contesting in good faith through appropriate proceedings, if any, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

“Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar) unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(b) The Company and its Subsidiaries have filed all Tax Returns that each was required to file, including without limitation any Tax Returns of any affiliated, consolidated, combined or unitary group of which either the Company or any Subsidiary is or was a member. At the time of filing, all such Tax Returns were correct and complete in all material respects. All Taxes due and owing by the Company or any Subsidiary and any affiliated, consolidated, combined or unitary group of which either the Company or any Subsidiary is or was a member (whether or not shown on any Tax Return) have been paid. Except as set forth in Schedule 3.12(b), neither the Company nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been raised in writing by an authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Banks that arose in connection with any failure (or alleged failure) of the Company or any Subsidiary to pay any Tax.

(c) The Company and its Subsidiaries have collected or withheld and duly paid to the appropriate governmental authority all Taxes required to have been collected or withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(d) There is no action, suit, proceeding, audit, assessment, dispute or claim concerning any Tax Liability of the Company or any Subsidiary either (i) claimed or raised by any authority in writing or (ii) as to which any of the directors and officers of the Company or any Subsidiary has knowledge based upon personal contact with any agent of such authority. Schedule 3.12(d) lists all federal, state, local, and foreign income Tax Returns filed with respect to the Company or any Subsidiary for taxable periods beginning after

December 31, 2001, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Company has made available to Prosperity correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Banks with respect to all periods beginning after December 31, 2001.

(e) The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) The Company has not been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii). Neither the Company nor any of its Subsidiaries have participated in any reportable transaction or listed transaction as defined under Section 6011 of the Code. If the Company or any of its Subsidiaries have participated in a reportable or listed transaction, such entity has properly disclosed such transaction in accordance with the applicable Tax regulations. Except as set forth in Schedule 3.12(f), neither the Company nor any of its Subsidiaries (i) is a party to any Tax allocation or sharing agreement, (ii) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than the Affiliated Group of which the Company is the common parent) or (iii) has any Liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Reg. § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) Neither the Company nor its Subsidiaries have a deferred gain or loss arising out of any Deferred Intercompany Transaction.

(h) Neither the Company nor any of its Subsidiaries is required to make any adjustment under Code § 481(a) by reason of a change in accounting method or otherwise.

(i) The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of December 31, 2005, exceed the current liability accruals for Tax Liability (excluding any reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Company Financial Statements and (ii) do not exceed such current liability accruals for Taxes (excluding reserves any for deferred Taxes) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing its Tax Returns.

Section 3.13 Contracts and Commitments.

(a) Except as set forth in Schedule 3.13, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following (whether written or oral, express or implied):

(i) employment contracts, change-in-control agreements or severance arrangements (including, without limitation, any collective bargaining contract or union agreement or agreement with an independent consultant);

(ii) bonus, stock option or other employee benefit arrangement, other than any deferred compensation arrangement disclosed in Schedule 3.20 or any profit-sharing, pension or retirement plan or welfare plan disclosed in Schedule 3.19(a);

(iii) except as set forth in Schedule 3.8(a), any material lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee;

(iv) contract or commitment for capital expenditures;

(v) material contract or commitment made in the ordinary course of business for the purchase of materials or supplies or for the performance of services over a period of more than one hundred (100) days from the date of this Agreement;

(vi) contract or option to purchase or sell any real or personal property other than in the ordinary course of business;

(vii) contract, agreement or letter with respect to the management or operations of the Company or the Banks imposed by any bank regulatory authority having supervisory jurisdiction over the Company or the Banks;

(viii) agreement, contract or indenture related to the borrowing by the Company of money other than those entered into in the ordinary course of business;

(ix) guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the ordinary course of business;

(x) agreement with or extension of credit to any executive officer or director of the Company or holder of more than ten percent (10%) of the issued and outstanding Company Common Stock, or any affiliate of such person, which is not on substantially the same terms (including, without limitation, in the case of lending transactions, interest rates and collateral) as, and following credit underwriting practices that are not less stringent than, those prevailing at the time for comparable transactions with unrelated parties or which involve more than the normal risk of collectibility or other unfavorable features;

(xi) contracts, other than the foregoing, with payments aggregating $25,000 or more not made in the ordinary course of business and not otherwise disclosed in this Agreement, in the Disclosure Schedules or in any document delivered or referred to or described in writing by the Company to Prosperity;

(xii) any agreement containing covenants that limit the ability of the Company or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, the Company (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency);

(xiii) any data processing services agreement or contract which may not be terminated without payment or penalty upon notice of 30 days or less; or

(xiv) any agreement pursuant to which the Company or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity.

(b) Each contract or commitment set forth in Schedule 3.13 is valid and binding on the Company or any of its Subsidiaries, as the case may be, and is in full force and effect. The Company has in all material respects performed all obligations required to be performed by it to date and is not in default under, and no event has occurred which, with the lapse of time or action by a third party could result in default under, any indenture, mortgage, contract, lease or other agreement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or under any provision of the Company Constituent Documents.

Section 3.14 Insurance.

(a) A true, correct and complete list of all insurance policies owned or held by or on behalf of either the Company or any of its Subsidiaries (other than credit-life policies), including the insurer, policy numbers, amount of coverage, deductions, type of insurance, effective and termination dates and any pending claims thereunder involving more than $50,000 is set forth in Schedule 3.14(a).

(b) All policies of general liability, theft, life, fire, workers’ compensation, health, directors and officers, business interruption and other forms of insurance owned or held by the Company or any Subsidiary (i) are in full force and effect and all premiums that are due and payable with respect thereto are currently paid; (ii) are sufficient for compliance with all requirements of applicable laws and of all agreements to which the Company or such Subsidiary is a party; (iii) are adequate for the business conducted by the Company and its Subsidiaries in respect of amounts, types and risks insured (other than the risk of terrorist attacks); (iv) are valid, outstanding and enforceable policies (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies); and (v) will remain in full force and effect through the Effective Time, subject to normal renewal policies and procedures, including, without limitation, the payment of premiums. No insurer under any such policy or bond has canceled or indicated to the Company or any of its Subsidiaries an intention to cancel or not to renew any such policy or bond effective at any time prior to the Effective Time or generally disclaimed liability thereunder. Neither the Company nor any of its Subsidiaries is in default under any such policy or bond, and all material claims thereunder have been filed. Neither the Company nor any of its Subsidiaries has been denied or had revoked or rescinded any policy of insurance during the last three fiscal years.

Section 3.15 No Conflict With Other Instruments. The execution and delivery of this Agreement does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) conflict with or violate any provision of the Company Constituent Documents or (ii) assuming all required shareholder and regulatory approvals and consents and the consents of the third parties set forth in Schedule 3.15 are duly obtained, will not (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or constitute a default (or an event which, with or without notice or lapse of time, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, cause the Company or any of its Subsidiaries to become subject to or liable for the payment of any tax, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of the Company under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which any of its properties or assets may be bound or affected, excluding from the foregoing clause (ii) such violations, conflicts, breaches or defaults which either individually or in the aggregate would not have a Material Adverse Effect on the Company.

Section 3.16 Compliance with Laws and Regulatory Filings. The Company and its Subsidiaries are in compliance with all applicable federal, state and local laws, rules, regulations and orders applicable to them. Except for approvals by regulatory authorities having supervisory jurisdiction over the Company and the consents of the third parties set forth in Schedule 3.15, no prior consent, approval or authorization of, or declaration, filing or registrations with, any person or regulatory authority is required of the Company and its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby or the resulting change of control of the Company except for certain instruments necessary to consummate the Merger contemplated hereby. The Company and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with the Federal Reserve, the OTS, the FDIC, the TDB, or any other regulatory authority having supervisory jurisdiction over the Company and its Subsidiaries, and such reports, registrations and statements as finally amended or corrected, are true and correct in all material respects.

Section 3.17 Absence of Certain Changes. Since March 31, 2006 (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with prudent banking practices (except as otherwise required by this Agreement and excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.18 Employment Relations. The relations of the Company with its employees is satisfactory. The Company has not received any notice of any controversies with, or organizational efforts or other pending actions by, representatives of its employees. The Company has complied with all laws relating to the employment of labor with respect to its employees, and any independent contractors it has hired, including any provisions thereof relating to wages, hours, collective bargaining and the payment of workman’s compensation insurance and social security and similar taxes, and no person has asserted to the Company that the Company is liable for any arrearages of wages, workman’s compensation insurance premiums or any taxes or penalties for failure to comply with any of the foregoing.

Section 3.19 Employee Benefit Plans.

(a) Schedule 3.19(a) lists all employee benefit plans, arrangements or agreements providing benefits to any current or former employees, directors or consultants of the Company or any of its Subsidiaries that are sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute on behalf of current or former employees, directors or consultants of the Company or any of its Subsidiaries, including, without limitation, any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA or any collective bargaining, bonus, incentive, deferred compensation, stock purchase, stock option, severance, change of control or fringe benefit plan (“Company Employee Plan”). There is no pending or, to the knowledge of the Company, threatened litigation, administrative action, investigation, audit or similar proceeding relating to any Company Employee Plan. All of the Company Employee Plans comply and have been administered in all material respects with all applicable requirements of ERISA, the Code and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to the Company Employee Plans which is likely to result in the imposition of any penalties or taxes upon the Company or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the Code. All contributions, premiums or other payments required by law or by any Company Employee Plan have been made by the due date thereof.

(b) Neither the Company nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any Company Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code, or similar state laws, the cost of which is borne by the insured individuals. Each Company Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code is qualified in form and operation in all material respects and the Company is not aware of any event or circumstance that would disqualify any such Company Employee Plan. The Company has provided or made available copies of the most recent Form 5500 filings for the applicable Company Employee Plans.

(c) No employee benefit plans of the Company or its ERISA Affiliates (as defined below) (the “Company Plans”) are “multiemployer plans” within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plans”). None of the Company or any of its respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan, and none of the Company, or any of its respective ERISA Affiliates has incurred any withdrawal liability under Part I of Subtitle E of Title IV of ERISA that has not been satisfied in full. No Company Plan is subject to Title IV of ERISA, and none of the Company or any of its respective ERISA Affiliates has, at any time during the last six years, sponsored, maintained, contributed to or been obligated to contribute to any plan subject to Title IV of ERISA.

(d) There does not now exist, nor, to the knowledge of the Company, do any circumstances exist that could result in, any Controlled Group Liability that would be a material liability of the Company now or following the Closing. “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (E) under corresponding or similar provisions of foreign laws or regulations.

(e) Schedule 3.19(e) sets forth an accurate list of all contracts, agreements, plans or arrangements, formal or informal, covering employees, former employees or directors of the Company under which completion of the transactions contemplated hereby could result in the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, former employee or director of the Company. Schedule 3.19(e) further sets forth reasonable estimates of severance benefits payable under the employment or change in control agreements and an analysis regarding any amounts that could be considered “excess parachute payments” within the meaning of Section 280G of the Code or gross-up payments relating thereto. Except as required by the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or similar state laws, neither the Company nor any of its Subsidiaries has any liability to provide post-retirement health or welfare benefits to any current or former employee of the Company or any of its Subsidiaries.

(f) “ERISA Affiliates” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

Section 3.20 Deferred Compensation and Salary Continuation Arrangements. Schedule 3.20 contains a list of all non-qualified deferred compensation and salary continuation arrangements of the Company or any of its Subsidiaries, if any, including (i) the terms under which the cash value of any life insurance purchased in connection with any such arrangement can be realized and (ii) the amount of all future benefit payments owed on behalf of each participant, which amounts, as of the date of this Agreement, have been, and as of the Closing Date, will be, fully accrued for on the Company Financial Statements.

Section 3.21 Brokers, Finders and Financial Advisors. Other than as set forth in Schedule 3.21, neither the Company nor any of its officers, directors or employees have employed any broker, finder, financial advisor or investment banker or incurred any liability for any brokerage, financial advisory, investment banking or other fees or commissions in connection with this Agreement and the transactions contemplated hereby.

Section 3.22 Accounting Controls. The Company has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and/or the duly authorized executive officers of the Company; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to institutions such as the Company or other criteria applicable to such financial statements, and to maintain accountability for items therein; (iii) control of the material properties and assets of the Company is permitted only in accordance with general or specific authorization of the Board of Directors and/or the duly authorized executive officers of the Company; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

Section 3.23 Outstanding Trust Preferred Securities of Subsidiary Trusts.

(a) The Company has issued and has presently outstanding $49,906,000 in aggregate principal amount of debentures as follows (such issuances of securities and all documents and instruments related thereto being herein referred to collectively as the “Trust Preferred Issues”):

(i) $7,120,000 of 10.60% Junior Subordinated Deferrable Interest Debentures due 2030 issued by TXUI Statutory Trust I (“Trust I”) pursuant to an Indenture dated as of September 7, 2000 (“Trust I Indenture”) between the Company and U.S. Bank National Association (as successor-in-interest to State Street Bank and Trust Company of Connecticut, National Association), as Trustee (“U.S. Bank”). Trust I has issued and outstanding $7,000,000 in aggregate principal amount of trust preferred securities pursuant to the terms of the Amended and Restated Declaration of Trust dated as of September 7, 2000 among the Company, U.S. Bank, as Property Trustee and the administrative trustees named therein;

(ii) $5,155,000 of Floating Rate Junior Subordinated Deferrable Interest Debentures due 2033 issued by TXUI Statutory Trust II (“Trust II”) pursuant to an Indenture dated as of December 19, 2003 (“Trust II Indenture”) between the Company and Wilmington Trust Company, as Trustee. Trust II has issued an outstanding $5,000,000 in aggregate principal amount of trust preferred securities pursuant to the terms of the Amended and Restated Declaration of Trust dated as of December 19, 2003 among the Company, Wilmington Trust Company, as Property Trustee, and the administrative trustees named therein;

(iii) $4,124,000 of Floating Rate Junior Subordinated Deferrable Interest Debentures due 2032 issued by Gateway Statutory Trust I (“Gateway Trust”) pursuant to an Indenture dated as of March 26, 2002 (“Gateway Trust Indenture”) between the Company and U.S. Bank National Association (as successor-in-interest to State Street Bank and Trust Company of Connecticut, National Association), as Trustee (“U.S. Bank”). Gateway Trust has issued an outstanding $4,0000,000 in aggregate principal amount of trust preferred securities pursuant to the terms of the Amended and Restated Declaration of Trust dated as of March 26, 2002 among the Company, as successor in interest to Gateway Holding Company, Inc., U.S. Bank, as Property Trustee, and the administrative trustees named therein;

(iv) $5,155,000 of 9.95% Junior Subordinated Deferrable Interest Debentures due 2031 issued by GNB Capital Trust I (“GNB Trust”) pursuant to an Indenture dated as of November 28, 2001 (“GNB Trust Indenture”) between the Company and Wilmington Trust Company, as Trustee. GNB Trust has issued an outstanding $5,000,000 in aggregate principal amount of trust preferred securities pursuant to the terms of the Amended and Restated Declaration of Trust dated as of November 28, 2001 among the Company, as successor in interest to GNB Bancshares, Inc., Wilmington Trust Company, as Property Trustee, and the administrative trustees named therein; and

(v) $15,980,000 of Floating Rate Junior Subordinated Deferrable Interest Debentures due 2035 issued by TXUI Statutory Trust III (“Trust III”) pursuant to an Indenture dated as of November 30, 2005 (“Trust III Indenture”) between the Company and U.S. Bank National Association, as Trustee. Trust III has issued an outstanding $15,500,000 in aggregate principal amount of trust preferred securities pursuant to the terms of the Amended and Restated Declaration of Trust dated as of November 30, 2005 among the Company, U.S. Bank National Association, as Property Trustee, and the administrative trustees named therein; and

(vi) $12,372,000 of Floating Rate Junior Subordinated Deferrable Interest Debentures due 2036 issued by TXUI Statutory Trust IV (“Trust IV”) pursuant to an Indenture dated as of March 31, 2006 (“Trust IV Indenture”) between the Company and Wilmington Trust Company, as Trustee. Trust IV has issued an outstanding $12,000,000 in aggregate principal amount of trust preferred securities pursuant to the terms of the Amended and Restated Trust Agreement dated as of March 31, 2006 among the Company, Wilmington Trust Company, as Property Trustee, and the administrative trustees named therein.

(b) All representations and warranties as made by the Company in the documents related to the Trust Preferred Issues were true in all material respects when made. The Trust Preferred Issues were created, offered and sold in compliance with all applicable legal requirements in all respects.

Section 3.24 Derivative Contracts. Except as set forth in Schedule 3.24, neither the Company nor any Bank is a party to nor has agreed to enter into an exchange traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in the Company Financial Statements which is a financial derivative contract (including various combinations thereof).

Section 3.25 Deposits. No deposit of any Bank is a “brokered” deposit (as such term is defined in 12 CFR 337.6(a)(2)) or is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business).

Section 3.26 Community Reinvestment Act. Each Bank is in material compliance with the Community Reinvestment Act (12 U.S.C. 2901 et seq.) (“CRA”) and all regulations promulgated thereunder. Each of the Banks has received a rating of “satisfactory” as of its most recent CRA compliance examination and knows of no reason why it would not receive a rating of “satisfactory” or better pursuant to its next CRA compliance examination or why the FDIC, the Federal Reserve Board, or any other governmental entity would reasonably be expected to seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of such Bank under the CRA.

Section 3.27 Intellectual Property Rights. Schedule 3.27 contains a correct and complete list of all registered trademarks, registered service marks, trademark and service mark applications, trade names and registered copyrights presently owned or held by the Company or any Subsidiary or used in a material manner by them in the conduct of their business under license pursuant to a material contract (the “Intellectual Property”). The Company and its Subsidiaries own or have the right to use and continue to use the Intellectual Property in the operation of their business. Except as set forth in Schedule 3.27, neither the Company nor any Subsidiary is, to their knowledge, infringing or violating any patent, copyright, trademark, service mark, label filing or trade name owned or otherwise held by any other party, nor has the Company or any Subsidiary, to their knowledge, used any confidential information or any trade secrets owned or otherwise held by any other party, without holding a valid license for such use.

Neither the Company nor any Subsidiary is engaging, nor has any been charged with engaging, in any kind of unfair or unlawful competition. Except as set forth in Schedule 3.27, Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby will in any way impair the right of the Company or any Subsidiary or the Continuing Corporation to use, sell, license or dispose of, or to bring any action for the infringement of, the Intellectual Property.

Section 3.28 Fraud; Bank Secrecy Act; USA PATRIOT Act. The Company and each of the Banks have neither had nor suspected any incidents of fraud or defalcation during the last two years. Each of the Company and the Banks are in material compliance with the Bank Secrecy Act and all regulations promulgated thereunder and has timely and properly filed and maintained all requisite Currency Transaction Reports and Suspicious Activity Reports and has properly monitored transaction activity (including, but not limited to, wire transfers). In addition, the Company and each of the Banks is in material compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act, the GLB Act Privacy Provisions, Office of Foreign Assets Control Regulation, Bank Protection Act, all applicable Financial Crimes Enforcement Network requirements and all other related laws.

Section 3.29 Shareholders’ List. The Company has provided or made available to Prosperity a list of the holders of shares of Company Common Stock as of a date within ten (10) business days prior to the date hereof, containing for the Company’s shareholders the names, addresses and number of shares held of record, which shareholders’ list is in all respects accurate as of such date and will be updated prior to Closing.

Section 3.30 Fairness Opinion. Prior to the execution of this Agreement, the Company has received a written opinion from Hoefer & Arnett, Incorporated and an oral opinion from Sterne, Agee & Leach, Inc., each dated as of the date of this Agreement, to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the shareholders of the Company pursuant to this Agreement is fair to such shareholders from a financial point of view, and such opinions will be updated as of the date of the Proxy Statement (defined in Section 3.33 hereof). Such opinions have not been amended or rescinded.

Section 3.31 Sarbanes-Oxley Act Compliance. The Company and its Subsidiaries and any of the officers and directors of the Company and its Subsidiaries, in their capacities as such, are in compliance, in all material respects, with the provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and the related rules and regulations promulgated thereunder by the SEC and Nasdaq.

Section 3.32 Securities and Exchange Commission Reporting Obligations. Since December 31, 2002, the Company has timely filed all material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of their respective dates, each of such reports and statements, (or if amended, as of the date so amended), were true and correct and complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the SEC and such reports did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.33 Company Information. None of the information relating to the Company and its Subsidiaries that is provided by the Company for inclusion in (i) a proxy statement (including any amendment or supplement thereto) to be prepared by the Company in accordance with the Company’s Articles of Incorporation, Bylaws and applicable law (the “Proxy Statement”) and mailed to the Company’s shareholders in connection with the solicitation of proxies by the Board of Directors of the Company for use at a special meeting of the Company’s shareholders to be called to consider the Merger, this Agreement and the transactions contemplated hereby (the “Company Shareholder Meeting”) will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Registration Statement (as defined in Section 6.4) will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act of 1933, as amended (“Securities Act”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

IV. REPRESENTATIONS AND WARRANTIES OF PROSPERITY

Prosperity represents and warrants to the Company as set forth below.

Section 4.1 Organization.

(a) Prosperity is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and a financial holding company duly registered under the BHC Act and the GLB Act, subject to all laws, rules and regulations applicable to financial holding companies. Prosperity owns 100% of the membership interest (“Delaware Interests”) of Prosperity Holdings of Delaware, LLC (“Delaware Company”). Delaware Company, a Delaware limited liability company and a financial holding company registered under the BHC Act and the GLB Act, is duly organized, validly existing and in good standing under the laws of the State of Delaware. Delaware Company owns 100% of the issued and outstanding shares of common stock, $4.00 par value, of Prosperity Bank (“Prosperity Bank Stock”). Prosperity Bank is a Texas banking association duly organized, validly existing and in good standing under the laws of the State of Texas.

(b) Prosperity, Delaware Company and Prosperity Bank have full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate their properties, to engage in the business and activities now conducted by them and to enter into this Agreement, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Prosperity. Each of Prosperity, Delaware Company and Prosperity Bank is in good standing under the laws of its jurisdiction of incorporation.

(c) Prosperity Bank (i) is duly authorized to conduct a general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the FDIC and the TDB, and (ii) is an insured bank as defined in the Federal Deposit Insurance Act. Prosperity Bank does not conduct trust activities.

Section 4.2 Capitalization.

(a) The authorized capital stock of Prosperity consists of 200,000,000 shares of Prosperity Common Stock, 32,690,544 shares of which are issued and 32,653,456 shares of which are outstanding as of the date of this Agreement and 2,473,016 of which are reserved for issuance upon the exercise of stock options, and 20,000,000 shares of preferred stock, $1.00 par value, none of which is issued and outstanding. The Delaware Company has issued and outstanding 1,000 Delaware Interests. The authorized capital stock of Prosperity Bank consists of 130,000 shares of Prosperity Bank Stock, 130,000 of which are issued and outstanding. All of the issued and outstanding shares of Prosperity Common Stock, Delaware Stock and Prosperity Bank Stock are validly issued, fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person. There are no voting trusts, voting agreements or other similar arrangements affecting the Delaware Company Stock or the Prosperity Bank Stock, or to Prosperity’s knowledge, the Prosperity Common Stock.

(b) At the Effective Time, the shares of Prosperity Common Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable, and will not be issued in violation of any preemptive rights or any applicable federal or state laws.

Section 4.3 Approvals; Authority.

(a) Prosperity has full corporate power and authority to execute and deliver this Agreement (and any related documents), and Prosperity and each of its Subsidiaries has full legal capacity, power and authority to perform their respective obligations hereunder and thereunder and to consummate the contemplated transactions.

(b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Prosperity. The Board of Directors of Prosperity has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Prosperity and its shareholders, and has directed that the Agreement be submitted to Prosperity’s shareholders for approval and adoption. Except for the approval of the shareholders of Prosperity, no further actions or corporate proceedings on the part of Prosperity are necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Prosperity and is a duly authorized, valid, legally binding agreement of Prosperity enforceable against Prosperity in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

Section 4.4 No Conflict With Other Instruments. The execution and delivery of this Agreement does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) conflict with or violate any provision of the Articles of Incorporation or Bylaws of Prosperity or similar constituent documents of any of its Subsidiaries or (ii) assuming all required shareholder and regulatory consents and approvals, and any requisite consents of third parties, are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Prosperity or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or constitute a default (or an event which, with or without notice or lapse of time, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, cause Prosperity or any of its Subsidiaries to become subject to or liable for the payment of any tax, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of Prosperity or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement, instrument or obligation to which Prosperity or any of its Subsidiaries is a party, or by which any of its properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not have a Material Adverse Effect on Prosperity.

Section 4.5 Litigation and Other Proceedings. There are no legal, quasi-judicial or administrative proceedings of any kind or nature now pending or, to the knowledge of Prosperity, threatened before any court or administrative body in any manner against Prosperity or any of its Subsidiaries, or any of their respective properties or capital stock, which is reasonably likely to have a Material Adverse Effect on Prosperity or the transactions proposed by this Agreement. To Prosperity’s knowledge, there is no basis on which any litigation or proceeding could be brought which could reasonably be expected to have a Material Adverse Effect on Prosperity or which would be reasonably likely to question the validity of any action taken or to be taken in connection with this Agreement and the transactions contemplated hereby. Neither Prosperity nor any of its Subsidiaries is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

Section 4.6 Financial Statements.

(a) Prosperity has furnished or made available to the Company true and complete copies of its (i) Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the SEC, which contains Prosperity’s audited consolidated balance sheets as of December 31, 2005 and 2004, and the related statements of income and statements of changes in shareholders’ equity and cash flow for the years ended December 31, 2005, 2004 and 2003 and (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the SEC, which contains Prosperity’s unaudited consolidated balance sheets and related statements of income and statements of changes in shareholders’ equity and cash flows as of and for the nine months ended March 31, 2006 and 2005. The financial statements referred to above included in the Form 10-K and the unaudited financial statements included in the Form 10-Q are collectively referred to herein as the “Prosperity Financial Statements.”

(b) Each of the Prosperity Financial Statements fairly presents the financial position and results of operation of Prosperity at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis.

(c) As of the dates of the Prosperity Financial Statements referred to above, neither Prosperity nor any Subsidiary had any liabilities, fixed or contingent, which are material and are not fully shown or provided for in such Prosperity Financial Statements or otherwise disclosed in this Agreement, or in any of the documents delivered to the Company.

Section 4.7 Securities and Exchange Commission Reporting Obligations. Since December 31, 2002, Prosperity has timely filed all material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with the SEC pursuant to the Exchange Act. As of their respective dates, each of such reports and statements, (or if amended, as of the date so amended), were true and correct and complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the SEC and such reports did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.8 Prosperity Employee Benefit Plans. The employee pension benefit plans and welfare plans (referred to collectively herein as the “Prosperity Plans”) that are sponsored, maintained or contributed to by Prosperity and its Subsidiaries have all been operated in all material respects in compliance with ERISA, the Code and any other applicable laws. None of the Prosperity Plans nor any of their respective related trusts have been terminated (except the termination of any Prosperity Plan which is in compliance with the requirements of ERISA and which will not result in any additional liability to Prosperity), and there has been no “reportable event,” as that term is defined in Section 4043 of ERISA, required to be reported since the effective date of ERISA which has not been reported, and none of such Prosperity Plans nor their respective related trusts have incurred any “accumulated funding deficiency,” as such term is defined in Section 302 of ERISA (whether or not waived), since the effective date of ERISA. The Prosperity Plans are the only employee pension benefit plans covering employees of Prosperity and its Subsidiaries. Prosperity and its Subsidiaries will not have any material liabilities with respect to employee pension benefits, whether vested or unvested as of the Closing Date, for any of their employees other than under the Prosperity Plans, other than the benefits due under such plans. Neither Prosperity not any of its Subsidiaries contributes or, has within the last six years contributed to, any multiemployer plan.

Section 4.9 Compliance with Laws and Regulatory Filings. Prosperity and its Subsidiaries are in compliance with all applicable federal, state and local laws, rules, regulations and orders applicable to them, except where such noncompliance would not result in a Material Adverse Effect on Prosperity. Except for approvals by regulatory authorities having supervisory jurisdiction over Prosperity and its Subsidiaries, no prior consent, approval or authorization of, or declaration, filing or registrations with, any person or regulatory authority is required of Prosperity and its Subsidiaries in connection with the execution, delivery and performance by Prosperity of this Agreement and the transactions contemplated hereby. Prosperity and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with the Federal Reserve Board, the FDIC, the TDB or any other regulatory authority having supervisory jurisdiction over Prosperity and its Subsidiaries, and such reports, registrations and statements, as finally amended or corrected, are, to the knowledge of Prosperity and its Subsidiaries, true and correct in all material respects.

Section 4.10 Taxes. Prosperity and its Subsidiaries have filed with the appropriate governmental authorities all material Tax Returns and reports required to be filed, and have paid all Taxes and assessments due and owing (whether or not shown on any Tax Return). At the time of filing, all such Tax Returns were correct and complete in all material respects. Neither Prosperity nor any of its Subsidiaries has executed or filed with any governmental authority any agreement extending the period for assessment and collection of any Tax. Neither Prosperity nor any of its Subsidiaries is a party to any pending action or proceeding by any governmental authority for assessment or collection of Taxes, nor has any written claim for assessment or collection of Taxes been asserted against Prosperity or any of its Subsidiaries.

Section 4.11 Absence of Certain Changes. Since March 31, 2006, (i) Prosperity and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with prudent banking practices (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on Prosperity.

Section 4.12 Insurance. All insurance policies owned by Prosperity or by which Prosperity or any of its properties or assets is covered are in full force and effect. All such policies, taken together, provide adequate insurance coverage for the assets and operations of Prosperity for all material risks to which Prosperity is normally exposed in the operation of its business. No insurance has been refused with respect to any operations, properties, or assets of Prosperity nor has any insurance been limited by any insurance carrier that has carried, or received any application for any such insurance during the last three years. Prosperity has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that does not result from any extraordinary loss experience on the part of Prosperity.

Section 4.13 Brokers, Finders and Financial Advisors. Other than Keefe, Bruyette & Woods, Inc., neither Prosperity nor any of its officers, directors or employees have employed any broker, finder, financial advisor or investment banker or incurred any liability for any brokerage, financial advisory, investment banking or other fees or commissions in connection with this Agreement and the transactions contemplated hereby.

Section 4.14 Sarbanes-Oxley Act Compliance. Prosperity and its Subsidiaries and any of the officers and directors of Prosperity and its Subsidiaries, in their capacities as such, are in compliance, in all material respects, with the provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder by the SEC and Nasdaq.

Section 4.15 Prosperity Information. None of the information relating to Prosperity and its Subsidiaries that is provided by Prosperity for inclusion in (i) the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

V. COVENANTS OF THE COMPANY

The Company covenants and agrees with Prosperity as follows:

Section 5.1 Approval of Shareholders of the Company.

(a) The Company will, as soon as practicable, take all steps under applicable laws and its Articles of Incorporation and Bylaws to call, give notice of, convene and hold a the Company Shareholder Meeting at such time as may be mutually agreed to by the parties for the purpose of (i) considering and voting upon the approval of this Agreement and the transactions contemplated hereby and (ii) for such other purposes consistent with the complete performance of this Agreement as may be necessary and desirable. The Board of Directors of the Company will recommend to its shareholders the approval and adoption of this Agreement and the transactions contemplated hereby, unless otherwise required by their fiduciary duties under applicable law, and the Company will use its best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby.

(b) If this Agreement is approved by such shareholders, the Company will take all reasonable actions to aid and assist in the consummation of the Merger, and will use its best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions as it and Prosperity reasonably considers necessary, proper or advisable in connection with filing applications and registration statements with, or obtaining approvals from, all governmental entities having jurisdiction over the transactions contemplated by this Agreement.

Section 5.2 Activities of the Company Pending Closing.

(a) From the date hereof to and including the Closing Date, as long as this Agreement remains in effect, the Company shall, and shall cause each of its Subsidiaries to:

(i) conduct its affairs (including, without limitation, the making of or agreeing to make any loans or other extensions of credit) only in the ordinary course of business consistent with past practices and prudent banking principles;

(ii) use its best efforts to preserve intact its present business organizations, keep available the services of its present officers, directors, key employees and agents and preserve its relationships and goodwill with customers and advantageous business relationships;

(iii) promptly give written notice to Prosperity of (a) any material change in its business, operations or prospects, (b) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any regulatory authority having jurisdiction over the Company or any Subsidiary, (c) the institution or threat of any material litigation against the Company or any Subsidiary or (d) any event or condition that would reasonably be expected to cause any of the representations or warranties of the Company contained in this Agreement to be untrue in any material respect or which would otherwise cause a Material Adverse Effect on the Company; and

(iv) except as required by law or regulation or expressly permitted by this Agreement, take no action which would adversely affect or delay the ability of the Company or Prosperity to obtain any approvals from any regulatory agencies or other approvals required for consummation of the transactions contemplated hereby or to perform its obligations and agreements under this Agreement.

(b) From the date hereof to and including the Closing Date, except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by law or regulation or (iii) to the extent Prosperity consents in writing (which consent shall not be unreasonably withheld), the Company shall not, and shall not permit any of its Subsidiaries to:

(i) adjust, split, combine or reclassify any of the Company Stock or other capital stock;

(ii) make, acquire, modify or renew, or agree to make, acquire, modify or renew any loans, loan participations or other extensions of credit (whether directly or indirectly through the purchase of loan participations from other lenders, deal paper or otherwise) to any Borrower that (A) would be a material violation of its policies and procedures in effect as of the date hereof, (B) would not be in the ordinary course of business consistent with past practices and prudent banking principles or (C) would exceed $1,000,000 individually or in the aggregate to any Borrower (except (1) pursuant to commitments made prior to the date of this Agreement that are listed in Schedule 5.2(b)(ii) and not covered by items A or B of this clause or (2) loans fully secured by a certificate of deposit at the Company; provided, that in the event that the Company desires to make or renew any such loan which would exceed $1,000,000 individually or in the aggregate to any borrower, it shall so advise Prosperity via e-mail transmission. Prosperity shall notify the Company via e-mail transmission within two (2) business days of receipt of such notice whether Prosperity consents to such loan or extension of credit, provided that if Prosperity fails to notify the Company with such time frame, Prosperity shall be deemed to have consented to such loan or extension of credit. For purposes of this Section 5.2(b), “Borrower” means any person or entity (including any Affiliate, shareholder, member or partner of such person or entity) and any guarantor, surety, spouse, co-maker or co-obligor of any extension of credit to any person or entity;

(iii) issue or sell or obligate itself to issue or sell any shares of its capital stock or any warrants, rights or options to acquire, or any securities convertible into, any shares of its capital stock, except that the Company may issue shares of Company Common Stock upon the exercise of outstanding stock options as provided in Section 3.2 hereof;

(iv) grant any stock appreciation rights, restricted stock, stock options or other form of incentive compensation;

(v) except as set forth in Schedule 5.2(b)(v), open, close or relocate any branch office, or acquire or sell or agree to acquire or sell, any branch office or any deposit liabilities;

(vi) enter into, amend or terminate any agreement of the type that would be required to be disclosed in Schedule 3.13, or any other material agreement, or acquire or dispose of any material amount of assets or liabilities or make any change in any of its leases, except in the ordinary course of business consistent with past practices and prudent banking practices;

(vii) except as set forth in Schedule 3.19(e), grant any severance or termination payment to, or enter into any employment, consulting, noncompetition, retirement, parachute, severance or indemnification agreement with, any officer, director, employee or agent of the Company or any of its Subsidiaries, either individually or as part of a class of similarly situated persons;

(viii) except as set forth in Schedule 5.2(b)(viii) with respect to 2006 bonus payments, increase in any manner the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect or pay any perquisite such as automobile allowance, club membership or dues or other similar benefits other than in accordance with past practice, or institute any employee welfare, retirement or similar plan or arrangement;

(ix) (A) declare, pay or set aside for payment any dividend or other distribution (whether in cash, stock or property) in respect of the Company Common Stock, other than the payment of dividends from the Banks to the Company and the Company’s regular quarterly cash dividend in an amount no greater than the cash dividend declared with respect to the second quarter of 2006 or (B) directly or indirectly, purchase, redeem or otherwise acquire any shares of Company Common Stock;

(x) make any change in accounting methods, principles and practices, except as may be required by GAAP or any governmental authority;

(xi) sell, transfer, convey, mortgage, encumber or otherwise dispose of any material properties or assets (including “other real estate owned”) or interest therein;

(xii) foreclose upon or otherwise acquire any commercial real property prior to receipt and approval by Prosperity of a Phase I environmental review thereof;

(xiii) increase or decrease the rate of interest paid on deposit accounts, except in a manner and pursuant to policies consistent with the Company’s past practices and prudent banking practices;

(xiv) charge-off any loan or other extension of credit prior to review and approval by Prosperity of the amount of such charge-off (which approval shall not be unreasonably withheld);

(xv) establish any new Subsidiary or Affiliate or enter into any new line of business;

(xvi) materially deviate from policies and procedures existing as of the date of this Agreement with respect to (A) classification of assets, (B) the allowance for loan losses and (C) accrual of interest on assets, except as otherwise required by the provisions of this Agreement, applicable law or regulation or any governmental authority;

(xvii) amend or change any provision of the Articles of Incorporation, Bylaws or other governing documents of the Company or any Subsidiary;

(xviii) make any capital expenditure which would exceed an aggregate of $50,000, except pursuant to commitments made prior to the date of this Agreement or as set forth in Schedule 5.2(b)(xviii);

(xix) excluding deposits and certificates of deposit, incur or modify any indebtedness for borrowed money, including Federal Home Loan Bank advances, in excess of $100,000 or with a final maturity of greater than one year, except that the Company may repay the outstanding junior subordinated debentures issued to GNB Trust pursuant to the GNB Trust Indenture;

(xx) prepay any indebtedness or other similar arrangements so as to cause the Company to incur any prepayment penalty thereunder;

(xxi) except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment in, or purchase outside the ordinary course of business any property or assets of, any other individual, corporation or other entity;

(xxii) voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options, restricted stock, or other stock-based compensation;

(xxiii) settle any claim, action or proceeding involving payment by it of money damages in excess of $50,000 or impose any material restriction on the operations of the Company or any of its Subsidiaries; or

(xxiv) restructure or materially change its investment securities portfolio or its interest rate risk position from that as of March 31, 2006, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

Section 5.3 Access to Properties and Records.

(a) To the extent permitted by applicable law, the Company shall and shall cause each of its Subsidiaries, upon reasonable notice from Prosperity to the Company to: (i) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of Prosperity full access to the properties, books, records of the Company and its Subsidiaries during normal business hours in order that Prosperity may have the opportunity to make such reasonable investigation as it shall desire to make of the affairs of the Company and its Subsidiaries, and (ii) furnish Prosperity with such additional financial and operating data and other information as to the business and properties of the Company as Prosperity shall, from time to time, reasonably request.

(b) As soon as practicable after they become available, the Company will deliver or make available to Prosperity all unaudited quarterly financial statements prepared for the internal use of management of the Company and all Call Reports filed by the Banks with the appropriate federal regulatory authority after the date of this Agreement. All such financial statements shall be prepared in accordance with GAAP (or regulatory accounting principles, as applicable) applied on a consistent basis with previous accounting periods. In the event of the termination of this Agreement, Prosperity will return to the Company all documents and other information obtained pursuant hereto and will keep confidential any information obtained pursuant to Section 7.2 of this Agreement.

Section 5.4 Information for Regulatory Applications and SEC Filings. To the extent permitted by law, the Company will furnish Prosperity with all information concerning the Company required for inclusion in (i) any application, filing, statement or document to be made or filed by Prosperity with any federal or state regulatory or supervisory authority in connection with the transactions contemplated by this Agreement during the pendency of this Agreement and (ii) any filings with the SEC, including the Registration Statement, and any applicable state securities authorities. The Company agrees at any time, upon the request of Prosperity, to furnish to Prosperity a written letter or statement confirming the accuracy of the information with respect to the Company contained in any report or other application or statement referred to in this Agreement, and confirming that the information with respect to the Company and the Banks contained in such document or draft was furnished by the Company expressly for use therein or, if such is not the case, indicating the inaccuracies contained in such document or indicating the information not furnished by the Company expressly for use therein.

Section 5.5 Standstill Provision. So long as this Agreement is in effect, neither the Company nor any of its Subsidiaries shall and the Company agrees to use its best efforts to cause its and each of its Subsidiaries’ directors, officers, employees, agents and representatives not to entertain, solicit or encourage any inquiries, or provide any information to or negotiate with any other party any proposal which could reasonably be expected to lead to the merger, consolidation, acquisition, or sale of all or substantially all of the assets or any shares of capital stock of the Company or the Banks, except where the Board of Directors of the Company determines, based on the written advice of counsel, that the failure to furnish such information or participate in such negotiations or discussions would or could reasonably be deemed to constitute a breach of the fiduciary or legal obligations of the Company’s Board of Directors to its shareholders. The Company agrees to notify Prosperity of any such unsolicited acquisition proposal orally, within one (1) business day and in writing within two (2) business days of its receipt, and provide reasonable detail as to the identity of the proposed acquiror and the nature of the proposed transaction. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore that relate to any such unsolicited acquisition proposal. The Company will take the necessary steps to inform the appropriate individuals or entities referred to in this Section 5.5 of the obligations undertaken in this Section 5.5.

Section 5.6 Affiliates’ Letters. No later than the fifteenth (15th) day following the date of execution of this Agreement, the Company shall deliver to Prosperity, after consultation with legal counsel, a list of names and addresses of those persons who are then “affiliates” of the Company within the meaning of Rule 144 under the Securities Act. There shall be added to such list the names and addresses of any other person (within the meaning of Rule 144) which Prosperity identifies (by written notice to the Company within five business days after receipt of such list) as possibly being a person who may be deemed to be an “affiliate” of the Company within the meaning of Rule 144. The Company shall use its commercially reasonable best efforts to deliver, or cause to be delivered, to Prosperity not later than the thirtieth (30th) day following the date of execution of this Agreement from each “affiliate” of the Company identified as aforesaid who owns Company Common Stock and will acquire Prosperity Common Stock in the Merger, a letter dated as of the date of delivery thereof in the form of Exhibit B attached hereto.

Section 5.7 Employment Agreements; Non-Competition Agreements.

(a) The Company shall cooperate with and shall assist Prosperity and/or Prosperity Bank to enter into an employment agreement with each of the persons set forth in Schedule 5.7(a) for the terms listed in Schedule 5.7(a).

(b) The Company shall cooperate with and shall assist Prosperity and/or Prosperity Bank to receive a non-competition agreement in the form attached hereto as Exhibit C from each of the persons identified on Schedule 5.7(b).

Section 5.8 [Reserved].

Section 5.9 Conforming Accounting Adjustments. The Company shall, if requested by Prosperity, consistent with GAAP, immediately prior to Closing, make such accounting entries as Prosperity may reasonably request in order to conform the accounting records of the Company to the accounting policies and practices of Prosperity. No such adjustment shall of itself constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement or be an acknowledgment by the Company (i) of any adverse circumstances for purposes of determining whether the conditions to Prosperity’s obligations under this Agreement have been satisfied, or (ii) that such adjustment is required for purposes of determining satisfaction of the condition to Prosperity’s obligations under this Agreement set forth in Section 10.3 hereof or (iii) that such adjustment has any bearing on the number of shares of Prosperity Common Stock issuable hereunder. No adjustment required by Prosperity shall (a) require any prior filing with any governmental agency or regulatory authority or (b) violate any law, rule or regulation applicable to Company.

Section 5.10 Ongoing Insurance Coverage. The Company will use its best efforts to provide, for a period of not less than three (3) years after the Effective Time, past acts insurance coverage for no less than the four-year period immediately preceding the Effective Time under its (i) current directors and officers insurance policy (or comparable coverage), (ii) employment practices liability insurance and (iii) current bankers blanket bond (or comparable coverage) for each of the directors and officers of the Company and its Subsidiaries currently covered under comparable policies held by the Company.

Section 5.11 Sale of Certain Loans.

(a) Between the date hereof and the Closing Date, the Company shall take all actions necessary and appropriate to sell and transfer, without recourse, to a third party purchaser, each of the loans mutually agreed to between the Company and Prosperity (each an “Identified Loan” and collectively, the “Identified Loans”); provided, however, that the Company may (i) collect the outstanding balances due on such loans or (ii) may charge-off such loans to a zero value rather than sell them. Notwithstanding anything in this Agreement to the contrary, the sale, collection or charge-off of all Identified Loans shall be a condition to Closing. If any of the Identified Loans is sold for a cash purchase price less than at least the unpaid principal balance, plus any accrued but unpaid interest as of the date of sale as reflected in the financial statements of the Company, the after-tax amount of the discount taken on such loan shall be deducted from the Company’s allowance for loan losses.

(b) The Company shall inform Prosperity of all pending Identified Loan sales made pursuant to Section 5.11(a), including the proposed sale price. The Company shall transfer legal and beneficial ownership in and to the Identified Loans to the purchaser thereof by the execution and delivery of all necessary assignments and endorsements, in form appropriate for recording, and the delivery of all escrow amounts, loan files, documents and other information related to the Identified Loans.

Section 5.12 Consents to Assign and Use Leased Premises. With respect to the leases disclosed in Schedule 3.8(a), the Company will use its commercially reasonable best efforts, and Prosperity shall reasonably cooperate with the Company at the Company’s request, to obtain all consents, approvals, authorizations, waivers or similar affirmations necessary to transfer and assign all right, title and interest of the Company and its Subsidiaries to Prosperity and to permit the use and operation of the leased premises of the Company or the Banks by Prosperity.

Section 5.13 Trust Preferred Issues.

(a) Immediately following November 14, 2006, but not less than two business days thereafter, the Company shall give notice of its intent to exercise its call rights with respect to the junior subordinated debentures issued to GNB Trust and the related trust preferred securities issued by GNB Trust more particularly described in Section 3.23(a)(iv) (the “GNB Trust Securities”), and the Company shall take all actions necessary and appropriate to redeem such GNB Trust Securities prior to the Closing Date.

(b) As soon as practicable following the execution of this Agreement, the Company shall notify the trustees with respect to the Trust Preferred Issues, or any successor trustee named for purposes of the Trust Preferred Issues, of the execution of this Agreement.

Section 5.14 Conversion or Cancellation of Company Stock Options. The Company will use its best efforts to cause each of the holders of Company Stock Options to execute and deliver to Prosperity, at least fifteen (15) days prior to the Closing Date, an acknowledgment stating that, based on such holder’s election, such holder’s Company Stock Option shall either (i) be converted, in accordance with its terms, into an option to purchase a number of shares of Prosperity Common Stock equal to the number of shares of Company Common Stock subject to the Company Stock Option multiplied by the Exchange Ratio, at an exercise price per share equal to the exercise price per share of the Company Stock Option divided by the Exchange Ratio, consistent with the provisions of Section 2.3 hereof or (ii) be cancelled and converted into the right to receive the cash payment set forth in Section 2.3 hereof.

Section 5.15 Treatment of Company Stock Appreciation Rights. At any time prior to the Closing Date, each award for the right to receive the appreciation in the fair market value of shares of Company Common Stock (“Stock Appreciation Right”) may be purchased or acquired by the Company or exercised by the holder thereof in accordance with its terms and solely for cash, notwithstanding any provisions of the Texas United Bancshares, Inc. Stock Appreciation Rights Plan (the “SAR Plan”) or any related SAR agreement to the contrary. At the Effective Time, each Stock Appreciation Right which is outstanding and unexercised immediately prior thereto pursuant to the SAR Plan shall be redeemed (automatically and without any action on the part of the holder thereof) in consideration of a cash payment in an amount equal to the excess of the average of the high and low sales price per share of Company Common Stock on Nasdaq on the date of redemption over the exercise price per share of Company Common Stock specified in the agreement evidencing the grant thereunder (and otherwise subject to the terms of the SAR Plan and/or agreement evidencing the grant thereunder).

Section 5.16 Environmental Investigation; Rights to Terminate Agreement.

(a) Prosperity and its consultants, agents and representatives shall have the right to the same extent that the Company or any Bank has such right (at Prosperity’s sole cost and expense), but not the obligation or responsibility, to inspect any Company or Bank property, including, without limitation, conducting asbestos surveys and sampling, environmental assessments and investigation, and other non-invasive or non-destructive environmental surveys and analyses (“Environmental Inspections”) at any time on or prior to thirty (30) days after the date of this Agreement. If, as a result of any such Environmental Inspection, further investigation (“secondary investigation”) including, without limitation, test borings, soil, water, asbestos or other sampling, is deemed desirable by Prosperity, Prosperity shall (i) notify the Company of any property for which it intends to conduct such a secondary investigation, the reasons for such secondary investigation and the identity of any persons who will conduct such secondary investigation(s), (ii) submit a written work plan to the Company for such secondary investigation, for which Prosperity agrees to afford the Company the ability to comment on and Prosperity agrees to reasonably consider all such comments (and negotiate and resolve in good faith any such comments) and (iii) conclude such secondary investigation, on or prior to sixty (60) days after the date of this Agreement. Prosperity shall give reasonable written notice to the Company (which notice shall be no less than three (3) business days) of such secondary investigations, and the Company may place reasonable restrictions on the time and place at which such secondary investigations may be carried out. Prosperity shall conduct all such Environmental Inspections and any secondary investigations so as to minimize, to the greatest extent possible, interference with the Company’s business and the business and occupancy of any tenants and in compliance with any access restrictions contained in any lease relating to any Company Real Property. Prosperity, at its sole cost and expense, shall obtain any and all permits, registrations, licenses or authorizations that may be required for any Environmental Inspections or secondary investigations conducted hereunder. The Company shall have the sole right, at the Company’s cost and expense, itself or through its agents or representatives, to (i) accompany Prosperity or its representatives during any on-site visit, inspection, testing or the like, and (ii) to collect split test samples. Prosperity shall promptly remove any recovered petroleum product, contaminated soil, soil cuttings, disposable sampling supplies and well purge water (hereinafter “investigation-derived waste” or “IDW”) generated as a result of any secondary investigations no later than twenty-four (24) hours after such IDW is generated. No such IDW shall ever be stored on or at the any Company Real Property. Prosperity shall be responsible for any and all treatment and disposal of any IDW generated as a result of any such investigations and hereby agrees to list Prosperity as the sole “generator” using Prosperity’s generator identification number on any hazardous or non-hazardous waste manifest(s) necessary for the treatment, storage or disposal of any such IDW. Upon completion of any secondary investigation, Prosperity properly shall close any borings or monitoring wells at any Company Real Property in accordance with applicable law. Prosperity shall, upon completion of any Environmental Inspection or any secondary investigation, restore any Company Real Property to substantially the same or better condition as existed prior to commencement of such work, including restoration of any Company Real Property to as near the approximate landscaping, grade and pavement as existed prior to any such work as is reasonably possible. Prosperity shall ensure that Prosperity or any representative that tests or inspects any Company Real Property shall maintain (i) commercial general liability insurance insuring Prosperity or its representatives against all liability arising out of any entry or inspections of any Company Real Property pursuant to the provisions hereof and naming the Company as an additional insured, (ii) professional errors and omissions insurance with limits of $1,000,000 each claim and in the aggregate; and (iii) pollution liability insurance of $1,000,000 per claim and in aggregate with coverage extended to include third party liability for death, bodily injury, diminution of value of property, and property damage. Prosperity shall provide the Company with evidence of such insurance coverage prior to any entry or inspection of any Company Real Property.

(b) Except to the extent caused by Company’s gross negligence or willful misconduct, the Company shall not be liable for any injury, damage or loss occurring on any Company Real Property suffered by Prosperity, its agents, representatives, contractors, or employees or others during any Environmental Inspections or secondary investigations. The Company agrees to indemnify and hold harmless Prosperity for any claims for damage to property, or injury or death to persons, made as a result of any Environmental Inspection or secondary investigation conducted by Prosperity or its agents, representatives or contractors to the extent attributable to the gross negligence or willful misconduct of the Company or its agents, representatives or contractors. Prosperity agrees to indemnify and hold harmless the Company for any claims for damage to property, or injury or death to persons, to the extent attributable to the gross negligence or willful misconduct of Prosperity or its agents, representatives or contractors in performing any Environmental Inspection or secondary investigation. The foregoing indemnities shall survive the Closing, or, if the Closing does not occur, survive the termination of this Agreement. Prosperity shall not have any liability or responsibility of any nature whatsoever for the results, conclusions or other findings related to any Environmental Inspection, secondary investigation or other environmental survey. If this Agreement is terminated, then except as otherwise required by law, reports to any governmental authority of the results of any Environmental Inspection, secondary investigation or other environmental survey shall be made by the Company in the exercise of its sole discretion and not by Prosperity. Prosperity shall make no such report prior to Closing unless required to do so by law, and in such case will give the Company reasonable prior written notice of Prosperity’s intentions so as to enable the Company to review and comment on such proposed report.

(c) Prosperity shall have the right to terminate this Agreement within ninety (90) days after the date of this Agreement if (i) the results of such Environmental Inspection, secondary investigation or other environmental survey are disapproved by Prosperity because the Environmental Inspection, secondary investigation or other environmental survey identifies violations or potential violations of Environmental Laws that could have a Material Adverse Effect on the Company; (ii) any past or present event, condition or circumstance that would require remedial or cleanup action under Environmental Laws involving an expenditure in excess of the lesser of $500,000 or that could reasonably be expected to have a Material Adverse Effect on the Company; (iii) the Environmental Inspection, secondary investigation or other environmental survey identifies the presence of any underground or above ground storage tank for the storage of Hazardous Materials in, on or under any Company Real Property that is not shown to be in compliance with all Environmental Laws applicable to such tank, or that has had a release of petroleum or some other Hazardous Materials that has not been cleaned up in accordance with applicable Environmental Law, the effect of which could reasonably be expected to have a Material Adverse Effect on the Company; or (iv) the Environmental Inspection, secondary investigation or other environmental survey identifies the presence of any asbestos-containing material in, on or under any Company Real Property, the removal of abatement of which would have a Material Adverse Effect on the Company. In the event Prosperity terminates this Agreement or elects not to proceed to Closing pursuant to this Section 5.16(c), Prosperity promptly shall deliver to the Company copies of any environmental report, engineering report, or property condition report prepared by Prosperity or any third party with respect to any Company Real Property.

(d) The Company agrees to make available upon request to Prosperity and its consultants, agents and representatives all documents and other materials relating to environmental conditions of any Company Real Property including, without limitation, the results of other environmental inspections and surveys to the extent such documents are in the actual possession of the Company (collectively, the “Company Environmental Reports”). The Company also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with Prosperity and, at Prosperity’s sole cost and expense, shall be entitled to certify the same in favor of Prosperity and its consultants, agents and representatives and make all other data available to Prosperity and its consultants, agents and representatives. Prosperity acknowledges that the Company is providing Prosperity the opportunity to conduct full and complete investigations, examinations and inspections of the Company Real Property and the Company Environmental Reports. Prosperity acknowledges and agrees that (i) the Company Environmental Reports delivered or made available to Prosperity by the Company, or any of its agents or representatives, may have been prepared by third parties and may not be the work product of the Company; (ii) the Company has not made nor is obligated to have made any independent investigation or verification of, or has any knowledge of, the accuracy or completeness of, the Company Environmental Reports; (iii) the Company Environmental Reports delivered or made available to Prosperity or its agents or independent contractors is furnished to each of them at the request, and for the convenience of, Prosperity; (iv) the Company expressly disclaims any representations or warranties with respect to the accuracy or completeness of the Company Environmental Reports and Prosperity releases the Company, and their agents and representatives, from any and all liability with respect thereto; and (v) any further distribution of the Company Environmental Reports is subject to Section 7.2 hereof.

(e) The covenants and agreements set forth in this Section 5.16 shall survive Closing, and any termination of this Agreement, indefinitely.

Section 5.17 Intermediate Company Merger. Prior to the Closing Date, the Company shall have undertaken all approvals, filings and other steps necessary to cause the Intermediate Merger to be effected.

Section 5.18 Bank Merger. Prior to the Effective Time, the Company shall cause each Bank to cooperate with Prosperity and Prosperity Bank as necessary in conjunction with all approvals, filings, and other steps necessary to cause the consummation of the merger of each Bank into Prosperity Bank following the Effective Time.

VI. COVENANTS OF PROSPERITY

Prosperity covenants and agrees with the Company as follows:

Section 6.1 Approval of Shareholders of Prosperity.

(a) Prosperity will, as soon as practicable, take all steps under applicable law and its Articles of Incorporation and Bylaws, to call, give notice of, convene and hold a meeting of its shareholders at such time as may be mutually agreed to by the parties for the purpose of approving this Agreement and the transactions contemplated hereby and for such other purposes consistent with the complete performance of this Agreement as may be necessary and desirable. The Board of Directors of Prosperity will recommend to its shareholders the approval of this Agreement and the transactions contemplated hereby, unless otherwise required by their fiduciary duties under applicable law, and Prosperity will use its best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby.

(b) If the transaction is approved by such shareholders, Prosperity will take all reasonable actions to aid and assist in the consummation of the Merger and the transactions contemplated hereby, and will use its best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions which it reasonably considers necessary, proper or advisable in connection with filing applications with, or obtaining approvals from, all regulatory authorities having jurisdiction over the transactions contemplated by this Agreement.

Section 6.2 Registration Statement. As soon as practicable after the execution of this Agreement, Prosperity will prepare and file with the SEC a Registration Statement on Form S-4 under the Securities Act (the “Registration Statement”) and any other applicable documents, relating to the shares of Prosperity Common Stock to be delivered to the shareholders of the Company pursuant to this Agreement, and will use its best efforts to cause the Registration Statement to become effective. The Company and its counsel shall be given the opportunity to participate in the preparation of the Registration Statement and shall have the right to approve the content of the Registration Statement with respect to the Company and the meeting of the Company’s shareholders. At the time the Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the Company’s shareholders and Prosperity’s shareholders, at the time of the Company Shareholders’ Meeting and the meeting of shareholders of Prosperity, each held to approve the Agreement and the transactions contemplated hereby, and at the Effective Time of the Merger, the prospectus included as part of the Registration Statement and any amendment thereto (the “Prospectus”) will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading; provided, however, that none of the provisions of this subparagraph shall apply to statements in or omissions from the Registration Statement or the Prospectus made in reliance upon and in conformity with information furnished by the Company for use in the Registration Statement or the Prospectus.

Section 6.3 Regulatory Filings and Other Approvals. Prosperity shall as soon as practicable after the execution date of this Agreement, file or cause to be filed all notices and applications for all regulatory approvals required to be obtained by Prosperity or Prosperity Bank in connection with this Agreement and the other agreements contemplated hereby. Prosperity will provide the Company with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested.

Section 6.4 Nasdaq Listing. Prosperity shall file all documents required to be filed to have the shares of Prosperity Common Stock to be issued pursuant to the Agreement included for quotation on Nasdaq and use its best efforts to effect said listing.

Section 6.5 Rule 144 Compliance. For a period of not less than two years after the date hereof (or such shorter period of time as may be applicable for “Affiliates” of the Company to sell shares of Prosperity Common Stock in accordance with Rule 145 of the Securities Act), Prosperity shall use its best efforts to file in a timely manner all reports with the SEC required to be filed by it pursuant to Section 13 and Section 15(d) of the Exchange Act.

Section 6.6 Issuance of Prosperity Common Stock. The shares of Prosperity Common Stock to be issued by Prosperity to the shareholders of the Company pursuant to this Agreement will, on the issuance and delivery to such shareholders pursuant to this Agreement, be duly authorized, validly issued, fully paid and nonassessable. The shares of Prosperity Common Stock to be delivered to the shareholders of the Company pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of Prosperity or any other person, firm or entity.

Section 6.7 Assumption of Company Stock Options.

(a) At the Effective Time, each outstanding and unexercised Company Stock Option which the holder thereof has elected to be converted, shall be converted into options to acquire shares of Prosperity Common Stock and shall be assumed by Prosperity as provided in Section 2.3 hereof.

(b) Prosperity shall take all corporate action necessary to reserve for issuance at all times after the Effective Time a sufficient number of shares of Prosperity Common Stock for delivery upon exercise of Company Stock Options assumed by Prosperity in accordance with Section 2.3. Immediately following the Effective Time, Prosperity shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Prosperity Common Stock subject to such options and shall use its best efforts to maintain the effectiveness of the registration statement (and maintain the current status of the prospectus contained therein) for so long as such options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Prosperity shall administer the Company Stock Option Plan in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

Section 6.8 Supplemental Indentures. Prosperity agrees that at or prior to the Effective Time it will enter into a supplemental indenture to each of the Trust I Indenture, the Trust II Indenture, the Gateway Trust Indenture, the Trust III Indenture and the Trust IV Indenture assuming the obligations and performance of the covenants of the Company under each such indenture, and, if applicable, supplemental indenture, at the Effective Time.

Section 6.9 Appointment of Directors.

(a) Prosperity agrees, at or prior to the Effective Time, to take all actions necessary to (i) increase by one (1) the number of positions on the Prosperity Board of Directors and (ii) cause L. Don Stricklin to be elected or appointed as a director of Prosperity at the Effective Time, if he is willing and eligible to serve as a director of Prosperity.

(b) Prosperity agrees, at or prior to the Effective Time, to take, or cause to be taken, all actions necessary to (i) increase by one (1) the number of positions on the Prosperity Bank Board of Directors and (ii) cause L. Don Stricklin to be elected or appointed as a director of Prosperity Bank at the Effective Time, if he is willing and eligible to serve as a director of Prosperity Bank.

Section 6.10 Indemnification.

(d) For a three-year period following the Effective Time, Prosperity (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director and officer of the Company or any Bank, as applicable, determined as of the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of the Company or a Bank to the fullest extent which such Indemnified Parties would be entitled under the Articles of Incorporation of the Company or the Articles of Association of the Bank, as applicable, in each case as in effect on the date hereof. Without limiting the foregoing, Prosperity also agrees that limitations on liability existing in favor of the Indemnified Parties as provided in the Articles of Incorporation of the Company or the equivalent document of the Banks as in effect on the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect from and after the Effective Time.

(e) Any Indemnified Party wishing to claim indemnification under this Section 6.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

Section 6.11 Certain Company Employee Matters.

(a) Prior to the Effective Time, the Company may accrue for severance payment to key employees of the Company and its Subsidiaries in order to help retain such key employees through the Effective Time (collectively, the “Severance Payments”), provided that (i) the list of such key employees entitled to receive such Severance Payments shall be submitted to, and approved by (such approval not to be unreasonably withheld), Prosperity prior to their accrual, and (ii) the aggregate amount of any such Severance Payments shall not exceed the amount set forth in Schedule 6.11(a). After the Closing, Prosperity agrees to pay any such Severance Payments approved by Prosperity at such times as Prosperity may determine in its sole and absolute discretion.

(b) Subject to the specific provisions of Section 11.5 hereof, Prosperity agrees to pay, at the Effective Time, all payments due under the employment agreements listed in Schedule 3.13(a)(i), and to honor and assume the obligations of the Company under the deferred compensation and salary continuation agreements listed in Schedule 3.20.

(c) On or prior to the Closing Date, Prosperity shall pay to L. Don Stricklin an amount that, on an after-tax basis (including federal income and excise taxes, and state and local income taxes), equals any excise tax imposed on him pursuant to Section 4999 of the Code by reason of amounts payable to him under Section 280G of the Code as set forth in Schedule 3.19(e).

Section 6.12 Participation in Subsequent Transactions. From the date hereof through the Effective Time or the earlier termination of this Agreement, Prosperity shall not enter into any agreement with any unaffiliated third party concerning any purchase or acquisition of Prosperity or Prosperity Bank or substantially all of their respective assets by any unaffiliated third party through any type of corporate reorganization, stock acquisition or exchange, asset purchase or other similar transaction (a “Prosperity Transaction”), unless such Prosperity Transaction expressly provides (i) for the acquisition of the Company by Prosperity or a successor entity on the same terms and conditions as provided for in this Agreement and (ii) that if such Prosperity Transaction is completed before the Effective Time, the shareholders of the Company will be entitled to receive consideration in such transaction as if their shares of Company Stock had been converted into Prosperity Common Stock at the effective time of such transaction, without giving effect to any adjustment to the Exchange Ratio that would otherwise be required pursuant to Section 2.2(c) hereof.

Section 6.13 Access to Properties and Records.

(a) To the extent permitted by applicable law, the Company shall and shall cause each of its Subsidiaries, upon reasonable notice from the Company to Prosperity to: (i) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of the Company full access to the properties, books, records of Prosperity and its Subsidiaries during normal business hours in order that the Company may have the opportunity to make such reasonable investigation as it shall desire to make of the affairs of Prosperity and its Subsidiaries, and (ii) furnish the Company with such additional financial and operating data and other information as to the business and properties of Prosperity as the Company shall, from time to time, reasonably request.

(b) As soon as practicable after they become available, Prosperity will deliver or make available to the Company all unaudited quarterly financial statements prepared for the internal use of management of Prosperity and all Call Reports filed by Prosperity Bank with the appropriate federal regulatory authority after the date of this Agreement. All such financial statements shall be prepared in accordance with GAAP (or regulatory accounting principles, as applicable) applied on a consistent basis with previous accounting periods. In the event of the termination of this Agreement, the Company will return to Prosperity all documents and other information obtained pursuant hereto and will keep confidential any information obtained pursuant to Section 7.2 of this Agreement.

VII. MUTUAL COVENANTS OF PROSPERITY AND THE COMPANY

Section 7.1 Notification; Updated Disclosure Schedules. The Company shall give prompt notice to Prosperity, and Prosperity shall give prompt notice to the Company, of (i) any representation or warranty made by it in this Agreement becoming untrue or inaccurate in any material respect, including, without limitation, as a result of any change in a Disclosure Schedule, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement; and provided further, however, that if such notification under clause (i) relates to any matter which arises for the first time after the date of this Agreement, then the other party may only terminate this Agreement if such matter would cause the condition set forth in Section 10.3 with respect to the Company and in Section 11.3 with respect to Prosperity, incapable of being satisfied.

Section 7.2 Confidentiality. Prosperity and the Company will not disclose, and will cause their respective representatives to not disclose, directly or indirectly, before or after the consummation or termination of this Agreement, any confidential information, whether written or oral (“Subject Information”) acquired from the other party to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, other than in connection with the regulatory notice and application process or, after termination of this Agreement pursuant to Section 9.1 hereof, use such Subject Information for its own purposes or for the benefit of any person, firm, corporation, association, or other entity under any circumstances. The term “Subject Information” does not include any information that (i) at the time of disclosure or thereafter is generally available to and known to the public, other than by a breach of this Agreement by the disclosing party, (ii) was available to the disclosing party on a nonconfidential basis from a source other than the nondisclosing party or (iii) was independently acquired or developed without violating any obligations of this Agreement.

Section 7.3 Publicity. Except as otherwise required by applicable law or in connection with the regulatory application process, as long as this Agreement is in effect, neither Prosperity nor the Company shall, nor shall they permit any of their officers, directors or representatives to, issue or cause the publication of any press release or public announcement with respect to, or otherwise make any public announcement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

Section 7.4 Employee Benefit Plans.

(a) The Company shall execute and deliver such instruments and take such other actions as Prosperity may reasonably require in order to cause the amendment or termination of any of its employee benefit plans on terms satisfactory to Prosperity and in accordance with applicable law and effective no later than the Closing Date. Prosperity agrees that the employees of the Company who continue their employment after the Closing Date (the “Company Employees”) will be entitled to participate as newly hired employees in the employee benefit plans and programs maintained for employees of Prosperity and Prosperity Bank, in accordance with the respective terms of such plans and programs, and Prosperity shall take all actions necessary or appropriate to facilitate coverage of the Company Employees in such plans and programs from and after the Closing Date, subject to paragraphs (b) and (c) of this Section 7.4.

(b) Each Company Employee will be entitled to credit for prior service with the Company for all purposes under the employee welfare benefit plans and other employee benefit plans and programs (including any severance programs but excluding stock option plans), sponsored by Prosperity or Prosperity Bank to the extent the Company sponsored a similar type of plan in which the Company Employees participated immediately prior to the Closing Date. To the extent permitted by such plans, any eligibility waiting period and pre-existing condition exclusion applicable to such plans and programs shall be waived with respect to each Company Employee and their eligible dependents, unless such waiting periods or exclusions would not have been waived under the similar plans of the Company in which such Company Employee participated immediately prior to the Closing Date. For purposes of determining Company Employee’s benefits for the calendar year in which the Merger occurs under Prosperity’s vacation program, any vacation taken by a Company Employee immediately preceding the Closing Date for the calendar year in which the Merger occurs will be deducted from the total Prosperity vacation benefit available to such Company Employee for such calendar year. Prosperity further agrees to credit each Company Employee and their eligible dependents for the year during which coverage under Prosperity’s group health plan begins, with any deductibles already incurred during such year, under the Company’s group health plan.

(c) Each Company Employee shall be entitled to credit for past service with the Company for the purpose of satisfying any eligibility or vesting periods applicable to Prosperity’ employee benefit plans which are subject to Sections 401(a) and 501(a) of the Code (including, without limitation, Prosperity’s 401(k) Profit Sharing Plan).

Section 7.5 Attendance at Certain Company and Bank Meetings. In order to facilitate the continuing interaction of Prosperity with the Company and the Banks, and in order to keep each party fully advised of all ongoing activities of the other party, subject to the limitation in this Section 7.5, each party agrees to allow the other party (the “Visiting Party”) to designate two representatives (who shall be officers of the Visiting Party), each of whom will be allowed to attend as an invited guest and fully monitor all regular and called meetings of the board of directors and loan and discount and asset liability management committees of the other party (including, but not limited to, meetings of the officers’ loan committee of the other party). Each such party, as the case may be, shall promptly give the Visiting Party prior notice by telephone of all called meetings. Such representatives shall be bound by Visiting Party’s confidentiality obligations under this Agreement and shall have no right to vote and may be excluded from sessions of the board of directors or loan or investment committee during which there is being discussed (i) matters involving this Agreement, (ii) information or material which the party hosting the meeting is required or obligated to maintain as confidential under applicable laws or regulations, (iii) matters which the Chairman of the Board determines in his or her reasonable discretion would constitute a conflict of interest or (iv) pending or threatened litigation or investigations if, in the opinion of counsel to the party hosting the meeting, the presence of such representative would or might adversely affect the confidential nature of or any privilege relating to any matters to be discussed. No attendance by representatives of the Visiting Party at the other party’s board or committee meetings under this Section 7.5 or knowledge gained or deemed to have been gained by virtue of such attendance will affect any of the representations and warranties in this Agreement made by the party hosting the meeting. If the transactions contemplated by this Agreement are disapproved by any regulatory authority whose approval is required or the Agreement is otherwise terminated prior to the Effective Time, then the Visiting Party’s designees will no longer be entitled to notice of and permission to attend such meetings.

Section 7.6 Director Bonus Payments. Prosperity agrees to pay to each of the directors listed in Schedule 7.6 the bonus payments accrued by the Company and set forth in such schedule, with such payments being made with respect to each director either on the day following the Effective Time or during 2006, as set forth in Schedule 7.6.

VIII. CLOSING

Section 8.1 Closing. Subject to the other provisions of this Article VIII, on a mutually acceptable date (“Closing Date”) as soon as practicable within a sixty (60) day period commencing with the latest of the following dates:

(a) the receipt of shareholder approval and the last approval from any requisite regulatory or supervisory authority and the expiration of any statutory or regulatory waiting period which is necessary to effect the Merger; or

(b) if the transactions contemplated by this Agreement are being contested in any legal proceeding and Prosperity or the Company, pursuant to Section 12.1 herein, have elected to contest the same, then the date that such proceeding has been brought to a conclusion favorable, in the judgment of each of Prosperity and the Company, to the consummation of the transactions contemplated herein, or such prior date as each of Prosperity and the Company shall elect whether or not such proceeding has been brought to a conclusion.

A meeting (“Closing”) will take place at which the parties to this Agreement will deliver the certificates and other documents required to be delivered under Articles X, XI and XII hereof and any other documents and instruments as may be necessary or appropriate to effect the transactions contemplated by this Agreement. The Closing shall take place at the offices of Bracewell & Giuliani LLP in Houston, Texas, or at such other place to which the parties hereto may mutually agree.

Section 8.2 Effective Time. Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement including, among other conditions, the receipt of any requisite approvals of the shareholders of the Company and the regulatory approvals of the Federal Reserve Board, FDIC, TDB and any other federal or state regulatory agency whose approval must be received in order to consummate the Merger, the Merger shall become effective, and the effective time of the Merger shall occur, at the date and time specified in the articles of merger to be filed with the Secretary of State of the State of Texas (“Effective Time”).

IX. TERMINATION

Section 9.1 Termination.

(a) Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Merger contemplated hereby may be abandoned by action of the Board of Directors of Prosperity or the Company at any time prior to the Effective Time if:

(i) any court of competent jurisdiction in the United States or other United States (federal or state) governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have been final and non-appealable;

(ii) any of the transactions contemplated by this Agreement are disapproved by any regulatory authority or other person whose approval is required to consummate any of such transactions; or

(iii) the Merger shall not have become effective on or before March 31, 2007 or such later date as shall have been approved in writing by the Boards of Directors of Prosperity and the Company; provided, however, that the right to terminate under this Section 9.1(a)(iii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or has resulted in, the failure of the Merger to become effective on or before such date;

(b) This Agreement may be terminated at any time prior to the Closing by the Board of Directors of the Company if (i) Prosperity shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Prosperity contained herein shall be inaccurate in any material respect or (ii) if the conditions set forth in Article XI have not been met or waived by the Company. In the event the Board of Directors of the Company desires to terminate this Agreement because of an alleged breach or inaccuracy as provided in clause (i) above, such Board of Directors must notify Prosperity in writing of its intent to terminate stating the reason therefor. Prosperity shall have fifteen (15) days from the receipt of such notice to cure the alleged breach or inaccuracy.

(c) This Agreement may be terminated at any time prior to the Closing by action of the Board of Directors of Prosperity if (i) the Company shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein shall be inaccurate in any material respect or (ii) if the conditions set forth in Article X have not been met or waived by Prosperity. In the event the Board of Directors of Prosperity desires to terminate this Agreement because of an alleged breach or inaccuracy as provided in clause (i) above, such Board of Directors must notify the Company in writing of its intent to terminate stating the cause therefor. The Company shall have fifteen (15) days from the receipt of such notice to cure the alleged breach or inaccuracy.

(d) This Agreement may be terminated at any time prior to the Closing by either Prosperity or the Company if the approval of the shareholders of Prosperity or the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the meeting of shareholders of Prosperity or the Company at which they consider the Agreement.

(e) This Agreement may be terminated at any time prior to the Closing upon the mutual written consent of Prosperity and the Company and the approval of such action by their respective Boards of Directors.

(f) This Agreement may be terminated any time prior to Closing by the Board of Directors of the Company at any time during the five-day period following the tenth trading day immediately preceding the Closing Date (the “Determination Date”), if the Average Closing Price of the Prosperity Common Stock shall be less than $28.50, subject to the following. If the Company elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Prosperity; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period. During the five-day period commencing with its receipt of such notice, Prosperity shall have the option of increasing the Exchange Ratio as set forth in Section 2.2(b) hereof (“Walkaway Counter Offer”). If Prosperity elects to make the Walkaway Counter Offer, within such five-day period, it shall give prompt written notice to the Company of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 9.1(f) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio after giving effect to any adjustment made pursuant to this Section 9.1(f).

If Prosperity declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction prior to the Determination Date, the prices for the Prosperity Common Stock shall be appropriately adjusted for the purposes of applying this Section 9.1(f).

(g) This Agreement may be terminated at any time prior to the Closing by the Board of Directors of the Company if prior to the Effective Time, the Company shall have received a bona fide Acquisition Proposal (as defined in Section 9.3(c)) and the Company’s Board of Directors determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the written advice of independent legal counsel and as to financial matters on the written advice of Hoefer & Arnett, Incorporated or an investment banking firm of national reputation, that such alternative Acquisition Proposal (if consummated pursuant to its terms) is a Superior Proposal (as defined in Section 9.3(d)) and that the failure to terminate this Agreement and accept such Superior Proposal would be inconsistent with the proper exercise of such fiduciary duties; provided, however, that termination under this clause (g) shall not be deemed effective until payment of the Termination Fee required by Section 9.3.

(h) This Agreement may be terminated at any time prior to the Closing by the Board of Directors of Prosperity if the Company Board of Directors shall have (i) resolved to accept an Acquisition Proposal or (ii) withdrawn or modified, in any manner that is adverse to Prosperity, its recommendation or approval of this Agreement or the Merger or recommended to the Company shareholders acceptance or approval of any alternative Acquisition Proposal, or shall have resolved to do the foregoing.

Section 9.2 Effect of Termination. Except as provided in Section 9.3, in the event of termination of this Agreement by either Prosperity or the Company as provided in Section 9.1 or the abandonment of the Merger without breach by any party hereto, this Agreement (other than Section 7.2) shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders. Nothing contained in this Section 9.2 shall relieve any party hereto of any liability for a breach of this Agreement.

Section 9.3 Termination Fee. To compensate Prosperity for entering into this Agreement, taking actions to consummate the transactions contemplated hereunder and incurring the costs and expenses related thereto and other losses and expenses, including foregoing the pursuit of other opportunities by Prosperity, the Company and Prosperity agree as follows:

(a) Provided that Prosperity shall not be in material breach of any covenant or obligation under this Agreement (which breach has not been cured promptly following receipt of written notice thereof by the Company specifying in reasonable detail the basis of such alleged breach), the Company shall pay to Prosperity the sum of $15,000,000 (the “Termination Fee”) if this Agreement is terminated (i) by the Company under the provisions of Section 9.1(g), (ii) by either Prosperity or the Company under the provisions of Section 9.1(d), if at the time of any failure by the shareholders of the Company to approve and adopt this Agreement and the Merger there shall exist an Acquisition Proposal with respect to the Company and, within twelve months of the termination of this Agreement, the Company enters into a definitive agreement with any third party with respect to any such Acquisition Proposal or (iii) by Prosperity under the provisions of Section 9.1(h). The payment of the Termination Fee shall be Prosperity’s sole and exclusive remedy with respect to termination of this Agreement as set forth in this Section 9.3(a).

(b) Any payment required by paragraph (a) of this Section 9.3 shall become payable within two (2) business days after receipt by the non-terminating party of written notice of termination of this Agreement; provided, however, that if such termination payment is required pursuant to clause (ii) of Section 9.3(a), then such termination payment shall become payable within two (2) business days after the execution and delivery by the Company of such definitive agreement.

(c) For purposes of this Agreement, “Acquisition Proposal” means a written offer or proposal which contains a fixed price per share or a mathematically ascertainable formula for calculating a price per share for the Company Common Stock regarding any of the following (other than the transactions contemplated by this Agreement) involving the Company or any Subsidiary: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution or other similar transaction involving any sale, lease, exchange, mortgage, pledge, transfer or other disposition of, all or substantially all of the assets or equity securities or deposits of, the Company or any Subsidiary, in a single transaction or series of related transactions which could reasonably be expected to impede, interfere with, prevent or materially delay the completion of the Merger; (ii) any tender offer or exchange offer for all or substantially all of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or (iii) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

(d) For purposes of this Agreement, “Superior Proposal” means a bona fide Acquisition Proposal made by a third person that the Board of Directors of the Company determines in its good faith judgment to be more favorable to the Company’s shareholders than the Merger (taking into account, in good faith, the written opinion, with only customary qualifications, of the Company’s independent financial advisor that the value of the consideration to the Company’s shareholders provided for in such proposal exceeds the value of the consideration to the Company’s shareholders provided for in the Merger) and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company (taking into account, in good faith, the written advice of the Company’s independent financial advisor), is reasonably capable of being obtained by such third person.

X. CONDITIONS TO OBLIGATIONS OF PROSPERITY

The obligation of Prosperity under this Agreement to consummate the Merger is subject to the satisfaction, at or prior to the Closing Date of the following conditions, which may be waived by Prosperity in its sole discretion:

Section 10.1 Compliance with Representations and Warranties. The representations and warranties made by the Company in this Agreement must have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, except to the extent such representations and warranties are by their express provisions made as of a specified date, and Prosperity shall have been furnished with a certificate, executed by an appropriate representative of the Company and dated as of the Closing Date, to the foregoing effect.

Section 10.2 Performance of Obligations. The Company shall have performed or complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with prior to or at the Closing. Prosperity shall have received a certificate signed by an appropriate representative of the Company to that effect.

Section 10.3 Absence of Material Adverse Change. There shall have been no change after the date hereof in the assets, properties, business or financial condition of the Company or any of its Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on the Company or the transactions contemplated hereby; nor shall any event (including, without limitation, acts of God or force majeure, weather related and terrorist related events) have occurred which, with the lapse of time, could reasonably be expected to cause or result in a Material Adverse Effect on the Company; provided, however, that such a change for purposes of this Section 10.3, does not include a change with respect to, or effect on, the Company resulting from (i) a change in law, rule, regulation or GAAP, (ii) as a result of entering into this Agreement or complying with the terms of this Agreement or (iii) from any other matter affecting federally-insured depository institutions generally (including without limitation, their holding companies), including, without limitation, changes in general economic conditions and changes in prevailing interest or deposit rates; provided, any such change does not impact the Company more adversely than other similarly situated financial institutions.

Section 10.4 Releases and Resignations. Each person set forth in Schedule 10.4 shall deliver to Prosperity an instrument in the form of Exhibit D hereto dated as of the Closing Date releasing the Company and its Subsidiaries and Prosperity and its Subsidiaries from any and all claims of such directors and officers (except as described in such instrument). The directors of each of the Company and the Banks shall have delivered to Prosperity their respective resignations.

Section 10.5 Termination of Company Employment Agreements. Each of the employment agreements between the Company and/or any Bank and an officer thereof as set forth in Schedule 10.5 shall be terminated, the Company shall pay to each such person the amount set forth in Schedule 10.5 and shall have executed a termination and release agreement with respect to the termination of their respective employment agreement.

Section 10.6 Employment Agreements; Non-Competition Agreements.

(a) Each of the persons set forth in Schedule 5.7(a) shall have entered into an employment agreement with Prosperity and/or Prosperity Bank having the terms set forth in Schedule 5.7(a).

(b) Each of the officers, directors and shareholders of the Company set forth in Schedule 5.7(b) shall have entered into a non-competition agreement with Prosperity and/or Prosperity Bank for the time period set forth in Schedule 5.7(b) in the form of Exhibit C hereto.

Section 10.7 Conversion and Cancellation of Company Stock Options. Each of the holders of outstanding Company Stock Options outstanding prior to the Closing Date shall have executed and delivered to Prosperity an acknowledgment stating that such holder’s Company Stock Option shall be converted, in accordance with its terms, into an option to purchase a number of shares of Prosperity Common Stock equal to the number of shares of Company Common Stock subject to the original option multiplied by the Exchange Ratio, at an exercise price per share equal to the exercise price per share of the original option divided by the Exchange Ratio, consistent with the provisions of Section 2.3 hereof.

Section 10.8 Completion of Loan Sales. The sale and transfer, without recourse, or the collection or charge-off, of each of the Identified Loans, as contemplated by Section 5.11 hereof, shall have been completed.

Section 10.9 Redemption of GNB Trust Securities. The redemption of the GNB Trust Securities by the Company, as contemplated by Section 5.13(a), shall have been completed.

Section 10.10 Company Indebtedness. The Company and its Subsidiaries shall repay all indebtedness for borrowed money, other than with respect to the debentures issued in connection with the Trust Preferred Issues, and shall have received a release of all of the outstanding shares of capital stock of State Bank owned by the Company pledged as security in connection with a line of credit.

XI. CONDITIONS TO OBLIGATIONS OF THE COMPANY

The obligation of the Company under this Agreement to consummate the Merger is subject to the satisfaction, at or prior to the Closing Date, of the following conditions, which may be waived by the Company in its sole discretion:

Section 11.1 Compliance with Representations and Warranties. The representations and warranties made by Prosperity in this Agreement must have been true and correct in all materials respects when made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, except to the extent such representations and warranties are by their express provisions made as of a specified date, and the Company shall be furnished with a certificate, executed by an appropriate representative of Prosperity and dated as of the Closing Date, to the foregoing effect.

Section 11.2 Performance of Obligations. Prosperity shall have performed or complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with prior to or at the Closing. The Company shall have received a certificate signed by the by an appropriate representative of Prosperity to that effect.

Section 11.3 Absence of Material Adverse Change. There shall have been no change after the date hereof in the assets, properties, business or financial condition of Prosperity or any of its Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on Prosperity or the transactions contemplated hereby; (including, without limitation, acts of God or force majeure, weather related and terrorist related events) have occurred which, with the lapse of time, could reasonably be expected to cause or result in a Material Adverse Effect on Prosperity; provided, however, that such a change for purposes of this Section 11.3, does not include a change with respect to, or effect on, Prosperity resulting from (i) a change in law, rule, regulation or GAAP, (ii) as a result of entering into this Agreement or complying with the terms of this Agreement or (iii) from any other matter affecting federally-insured depository institutions generally (including, without limitation, their holding companies), including, without limitation, changes in general economic conditions and changes in prevailing interest or deposit rates; provided, any such change does not impact Prosperity more adversely than other similarly situated financial institutions.

Section 11.4 Opinions of Financial Advisor. The Company shall have received written opinions from its financial advisors that the Merger Consideration is fair to the Company’s shareholders from a financial point of view and such opinion shall not have been withdrawn.

Section 11.5 Amendment of Employment Agreement. The Employment Agreement by and between the Company and L. Don Stricklin dated January 30, 2006 shall have been amended to provide that in lieu of any change of control payments due to Mr. Stricklin pursuant to Section 7 of such agreement and his 2006 bonus, and in consideration of his execution of the non-competition provisions of his employment agreement described in Section 10.6, Mr. Stricklin shall receive the payment set forth in Schedule 11.5 during 2006.

XII. CONDITIONS TO RESPECTIVE OBLIGATIONS OF PROSPERITY AND THE COMPANY

The respective obligations of Prosperity and the Company under this Agreement are subject to the satisfaction of the following conditions which may be waived by Prosperity and the Company, respectively, in their sole discretion:

Section 12.1 Government Approvals. Prosperity shall have received the approval, or waiver of approval, of the transactions contemplated by this Agreement from all necessary governmental agencies and authorities, including the Federal Reserve Board, the FDIC, the TDB, the OCC and any other regulatory agency whose approval must be received in order to consummate the Merger, which approvals shall not impose any restrictions on the operations of Prosperity or the Continuing Corporation which are unacceptable to Prosperity; provided, however, that any branch divestiture required by any governmental agency shall not be deemed to impose unacceptable restrictions on the operations of Prosperity, and such approvals and the transactions contemplated hereby shall not have been contested by any federal or state governmental authority or any third party (except shareholders asserting dissenters’ rights) by formal proceeding. It is understood that, if any such contest is brought by formal proceeding, Prosperity or the Company may, but shall not be obligated to, answer and defend such contest or otherwise pursue the Merger over such objection.

Section 12.2 Shareholder Approval. The shareholders of each of the Company and Prosperity shall have approved this Agreement and the transactions contemplated hereby by the requisite votes.

Section 12.3 Tax Opinion. The Company shall have received an opinion of counsel to the Company, and Prosperity shall have received an opinion of counsel to Prosperity, in each case dated the Closing Date, to the effect that, based on the terms of this Agreement and on the basis of certain facts, representations and opinions set forth in such opinion, the Merger will qualify as a reorganization under Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers and/or directors of the Company, Prosperity and others.

Section 12.4 Registration of Prosperity Common Stock. The Registration Statement covering the shares of Prosperity Common Stock to be issued in the Merger shall have become effective under the Securities Act and no stop orders suspending such effectiveness shall be in effect, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated or continuing, or have been threatened and be unresolved, and all necessary approvals under state’s securities laws relating to the issuance or trading of the Prosperity Common Stock to be issued in the Merger shall have been received.

Section 12.5 Listing of Prosperity Common Stock. The shares of Prosperity Common Stock to be delivered to the shareholders of the Company pursuant to this Agreement shall have been authorized for listing on Nasdaq.

XIII. MISCELLANEOUS

Section 13.1 Certain Definitions. Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

(a) “Affiliate” means any natural person, corporation, general partnership, limited partnership proprietorship, other business organization, trust, union, association or governmental authority that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the person specified.

(b) “Material Adverse Effect” with respect to any party means any effect that is material and adverse to (i) the financial position, business or results of operations or financial performance of such party and its Subsidiaries, taken as a whole, or (ii) the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement.

(c) “Subsidiary” or “Subsidiaries” shall mean, when used with reference to an entity, any corporation, association or other entity in which 50% or more of the outstanding voting securities are owned directly or indirectly by any such entity, or any partnership, joint venture, limited liability company or other enterprise in which any entity has, directly or indirectly, any equity interest; provided, however, that the term shall not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith.

Section 13.2 Non-Survival of Representations and Warranties. The representations, warranties, covenants and agreements of Prosperity and the Company contained in this Agreement shall terminate at the Closing, other than the covenants that by their terms are to be performed after the Effective Time (including Sections 6.5, 6.7, 6.10, 7.4, 9.2, 13.2, 13.4 and 13.6), which shall survive the Closing.

Section 13.3 Amendments. This Agreement may be amended only by a writing signed by Prosperity and the Company at any time prior to the Effective Time with respect to any of the terms contained herein; provided, however, that the Merger Consideration to be received by the shareholders of the Company pursuant to this Agreement shall not be decreased subsequent to the approval of the transactions contemplated by the Agreement without the further approval by such shareholders.

Section 13.4 Expenses. Whether or not the transactions provided for herein are consummated, each party to this Agreement will pay its respective expenses incurred in connection with the preparation and performance of its obligations under this Agreement. Similarly, each party agrees to indemnify the other party against any cost, expense or liability (including reasonable attorneys’ fees) in respect of any claim made by any party for a broker’s or finder’s fee in connection with this transaction other than one based on communications between the party and the claimant seeking indemnification.

Section 13.5 Notices. Except as explicitly provided herein, any notice given hereunder shall be in writing and shall be delivered in person or mailed by first class mail, postage prepaid or sent by facsimile, courier or personal delivery to the parties at the following addresses unless by such notice a different address shall have been designated:

If to Prosperity:

Prosperity Bancshares, Inc

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

Fax No.: (713) 693-9309

Attention:            Mr. David Zalman

With a copy to:

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002-2781

Fax No.: (713) 221-1212

Attention:            Mr. William T. Luedke IV

                            Ms. Charlotte M. Rasche

If to the Company:

Texas United Bancshares, Inc.

109 North Main Street

La Grange, Texas 78945

Fax No.: (979) 968-6513

Attention:            Mr. L. Don Stricklin

With a copy to:

Powell Goldstein LLP

1201 West Peachtree Street, 14th Floor

Atlanta, Georgia 30309

Fax No.: (404) 572-6999

Attention:            Mr. Walter G. Moeling, IV

                            Ms. Katherine M. Koops

All notices sent by mail as provided above shall be deemed delivered three (3) days after deposit in the mail. All notices sent by courier as provided above shall be deemed delivered one day after being sent and all notices sent by facsimile shall be deemed delivered upon confirmation of receipt. All other notices shall be deemed delivered when actually received. Any party to this Agreement may change its address for the giving of notice specified above by giving notice as herein provided. Notices permitted to be sent via e-mail shall be deemed delivered only if sent to such persons at such e-mail addresses as may be set forth in writing.

Section 13.6 Controlling Law. All questions concerning the validity, operation and interpretation of this Agreement and the performance of the obligations imposed upon the parties hereunder shall be governed by the laws of the State of Texas, without taking into account provisions regarding choice of law.

Section 13.7 Headings. The headings and titles to the sections of this Agreement are inserted for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

Section 13.8 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 13.9 Severability. Any provision hereof prohibited by or unlawful or unenforceable under any applicable law or any jurisdiction shall as to such jurisdiction be ineffective, without affecting any other provision of this Agreement, or shall be deemed to be severed or modified to conform with such law, and the remaining provisions of this Agreement shall remain in force, provided that the purpose of the Agreement can be effected. To the fullest extent, however, that the provisions of such applicable law may be waived, they are hereby waived, to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms.

Section 13.10 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assigned by any party without the prior written consent of the other parties.

Section 13.11 Consolidation of Agreements. All understandings and agreements heretofore made between the parties hereto are merged in this Agreement which (together with the Disclosure Schedules, exhibits and any agreements executed by the parties hereto contemporaneously with or subsequent to the execution of this Agreement) shall be the sole expression of the agreement of the parties respecting the Merger.

Section 13.12 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed to constitute one and the same instrument.

Section 13.13 Binding on Successors. Except as otherwise provided herein, this Agreement shall be binding upon, and shall inure to the benefit of, the parties and their respective heirs, executors, trustees, administrators, guardians, successors and assigns.

Section 13.14 Gender. Any pronoun used herein shall refer to any gender, either masculine, feminine or neuter, as the context requires.

Section 13.15 Disclosures. Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any section of this Agreement or any schedule attached hereto shall be deemed to be disclosure for purposes of any section herein or schedule hereto; provided that the relevance of such disclosure is cross-referenced to such other representations or warranties and is reasonably apparent from the terms of such disclosure.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

PROSPERITY BANCSHARES, INC.

By:	/s/ DAVID ZALMAN
David Zalman
Chairman of the Board and Chief Executive Officer

ATTEST:

By:	/s/ DAN ROLLINS
Dan Rollins
President and Chief Operating Officer

TEXAS UNITED BANCSHARES, INC.

By:	/s/ L. DON STRICKLIN
L. Don Stricklin
President and Chief Executive Officer

ATTEST:

By:	/s/ ERICA VASEK
Name:	Erica Vasek
Title:	Banking Officer

[Signature Page to Agreement and Plan of Reorganization]

AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

AMENDMENT, dated as of October 5, 2006 (the “Amendment”), to the AGREEMENT AND PLAN OF REORGANIZATION, dated as of July 18, 2006 (the “Agreement”), by and between Prosperity Bancshares, Inc. (“Prosperity”), a Texas corporation and financial holding company pursuant to the Gramm-Leach Bliley Act (“GLB Act”) and bank holding company registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”), and Texas United Bancshares, Inc. (the “Company”), a Texas corporation and financial holding company pursuant to the GLB Act and bank holding company registered under the BHC Act.

RECITALS

WHEREAS, Prosperity and the Company have entered into the Agreement to effect the Merger upon the terms and conditions therein described; and

WHEREAS, Prosperity and the Company wish to amend the terms of the Agreement as set forth in greater detail herein;

NOW, THEREFORE, Prosperity and the Company agree as follows:

ARTICLE I    Definitions

All capitalized terms used but not defined in this Amendment are used with the same meanings specified in the Agreement.

ARTICLE II    Amendments

Section 2.01    Section 2.1 is hereby amended to delete “(other than any Dissenting Shares (as defined in Section 2.4 hereof)),” from the first sentence thereof.

Section 2.02    Section 2.4 is hereby deleted in its entirety and replaced with the following:

“Section 2.4 [Reserved.]”

Section 2.03    Section 2.5(a) is hereby amended to delete “(A) to holders of Dissenting Shares pursuant to Section 2.4 hereof, if any, and (B)” and replace it with “to” in the first sentence thereof.

Section 2.04    Section 2.5(b) is hereby amended to delete “(other than Certificates representing Dissenting Shares)” from the last sentence thereof.

Section 2.05    Section 12.1 is hereby amended to delete “(except shareholders asserting dissenters’ rights)” from the first sentence thereof.

ARTICLE III    Miscellaneous Provisions

Section 3.01    Notices. All notices sent by mail as provided below shall be deemed delivered three (3) days after deposit in the mail. All notices sent by courier as provided above shall be deemed delivered one day after being sent and all notices sent by facsimile shall be deemed delivered upon confirmation of receipt. All other notices shall be deemed delivered when actually received. Notices permitted to be sent via e-mail shall be deemed delivered only if sent to such persons at such e-mail addresses as may be set forth in writing. Except as explicitly provided herein, any notice given hereunder shall be in writing and shall be delivered in person or mailed by first class mail, postage prepaid or sent by facsimile, courier or personal delivery to the parties at the following addresses unless by such notice a different address shall have been designated:

If to Prosperity, to:

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4925 San Felipe

Houston, Texas 77027

Attention: David Zalman

Facsimile: (713) 693-9309

with a copy to:

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

Attention: William T. Luedke IV

                 Charlotte M. Rasche

Facsimile: (713) 221-1212

If to the Company, to:

Texas United Bancshares, Inc.

109 North Main Street

La Grange, Texas 78945

Attention: L. Don Stricklin

Facsimile: (979) 968-6513

with a copy to:

Powell Goldstein LLP

1201 West Peachtree Street, 14th Floor

Atlanta, Georgia 30309

Attention: Walter G. Moeling, IV

                 Katherine M. Koops

Facsimile: (404) 572-6999

Section 3.02    Agreement to Remain in Full Force. All of the terms of the Agreement, as amended hereby, shall remain and continue in full force and effect and are hereby confirmed, as so amended, in all respects.

Section 3.03    Governing Law. All questions concerning the validity, operation and interpretation of this Amendment and the performance of the obligations imposed upon the parties hereunder shall be governed by the laws of the State of Texas, without taking into account provisions regarding choice of law.

Section 3.04    Partial Invalidity. Any provision hereof prohibited by or unlawful or unenforceable under any applicable law or any jurisdiction shall as to such jurisdiction be ineffective, without affecting any other provision of this Amendment, or shall be deemed to be severed or modified to conform with such law, and the remaining provisions of this Amendment shall remain in force, provided that the purpose of the Amendment can be effected. To the fullest extent, however, that the provisions of such applicable law may be waived, they are hereby waived, to the end that this Amendment be deemed to be a valid and binding agreement enforceable in accordance with its terms.

Section 3.05    Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed to constitute one and the same instrument.

*                *                *

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers as of the day and year first above written.

PROSPERITY BANCSHARES, INC.

By:	/s/ PETER FISHER
Peter Fisher,
General Counsel

TEXAS UNITED BANCSHARES, INC.

By:	/s/ L. DON STRICKLIN
L. Don Stricklin,
President & CEO

(Signature Page to Amendment to Agreement and Plan of Reorganization)

Appendix B

[Letterhead of Howe Barnes Hoefer & Arnett, Inc.]

November 7, 2006

Members of the Board of Directors

Texas United Bancshares, Inc.

109 North Main Street

La Grange, Texas 78945

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Texas United Bancshares, Inc., La Grange, Texas (“Texas United”) of the consideration to be paid in connection with the proposed merger of Texas United with and into Prosperity Bancshares, Inc., Houston, Texas (“Prosperity”) in accordance with the terms and conditions of the Agreement and Plan of Reorganization and Merger (the “Agreement”). Pursuant to the Agreement and subject to the terms and conditions therein, each share of Texas United stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined in Section 2.4)), shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and represent the right to receive one share of Prosperity (“Prosperity Common Stock”).

As part of its investment banking business, Howe Barnes Hoefer & Arnett, Inc, is regularly engaged in the valuation of bank, bank holding company and thrift securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Howe Barnes Hoefer & Arnett, Inc. has previously provided investment banking and financial advisory services to Texas United and Prosperity for which it has received customary fees. Howe Barnes Hoefer & Arnett Inc. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may effect transactions and hold securities of Texas United and Prosperity for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement and Plan of Reorganization and Merger; (ii) Annual Reports on Form 10-K of Prosperity for the years ended December 31, 2005 and December 31, 2004; Quarterly Reports on Form 10-Q of Prosperity for the quarters ended June 30, 2006, March 31, 2006, September 30, 2005, June 30, 2005 and March 31, 2005; (iii) Annual Reports on Form 10-K of Texas United for the years ended December 31, 2005 and December 31, 2004; Quarterly Reports on Form 10-Q of Texas United for the quarters ended June 30, 2006, March 31, 2006, September 30, 2005, June 30, 2005 and March 31, 2005; (iv) certain other publicly available financial and other information concerning Texas United and Prosperity; (v) publicly reported historical prices and trading activity for Texas United and Prosperity common stock; and (vi) the financial terms of certain other business combinations in the banking industry that we believe relevant to our inquiry. We have conducted such other financial studies, analyses and investigations, as we deemed appropriate for purposes of this opinion.

In conducting our review and in arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and we have not assumed any responsibility for independent verification of the same. We have relied upon the management of Texas United as to the reasonableness of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of Texas United management.

We did not make or obtain any evaluations or appraisals of the assets or liabilities of Texas United or Prosperity. We are not experts in the valuation of allowances for loan losses and we did not make an independent evaluation

B-1

Members of the Board of Directors

Texas United Bancshares, Inc.

of the adequacy of the allowance for loan losses of either Texas United or Prosperity, nor did we review any individual loan credit files. We assumed that the aggregate allowance for loan losses set forth in the financial statements of Texas United and Prosperity is adequate to cover such losses. For purposes of our opinion, we assumed that the reorganization would have the tax, accounting and legal effects described in the merger agreement. Howe Barnes Hoefer & Arnett, Inc.’s opinion as expressed herein is limited to the fairness, from a financial point of view, to the shareholders of Texas United with respect to the terms of the proposed merger of Texas United with and into Prosperity, and does not address the underlying business decision to proceed with the transaction.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of Texas United and Prosperity, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders’ equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for Texas United and Prosperity; (ii) the assets and liabilities of Texas United and Prosperity, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; and (iii) the nature and terms of certain other merger and acquisition transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the terms of the proposed merger of Texas United with and into Prosperity, are fair, from a financial point of view, to the shareholders of Texas United.

Our opinion is directed to the Board of Directors of Texas United for its information and assistance in connection with its consideration of the financial terms of the transaction contemplated by the Agreement and does not constitute a recommendation to any shareholder of Texas United as to how such shareholder should vote on the proposed transaction. We hereby consent to the reference to our firm in the proxy statement related to the transaction and to the inclusion of our opinion as an exhibit to the proxy statement related to the transaction.

Respectfully Submitted,

/s/ Howe Barnes Hoefer & Arnett, Inc.

Howe Barnes Hoefer & Arnett, Inc.

B-2

Appendix C

November 7, 2006

Board of Directors

Texas United Bancshares, Inc.

102 N. Main Street

La Grange, Texas 78945

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Texas United Bancshares, Inc. (“United”) of the Merger Consideration, as defined below, in the proposed merger between United and Prosperity Bancshares, Inc., Houston, Texas (“Prosperity”).

Pursuant to an Agreement and Plan of Reorganization dated July 18, 2006 (the “Agreement”), it is anticipated that Prosperity will issue one share for each issued and outstanding share of United.

Pursuant to the Agreement, United will be merged with and into Prosperity (the “Parent Merger”), and Northwest Bank, Gateway National Bank, GNB Financial, n.a., and State Bank, all of which will be wholly-owned subsidiaries of United at the time of the Parent Merger, will be merged with and into Prosperity Bank, a wholly-owned subsidiary of Prosperity.

Sterne, Agee & Leach, Inc. (“Sterne Agee”) as part of its investment banking business, is regularly involved in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, securities trading, private placements and valuations for estate, corporate and other purposes. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, United and Prosperity. We may trade the equity securities of United and Prosperity for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Sterne Agee, and its officers, employees, consultants and agents may have long or short positions in the securities of United and Prosperity.

In connection with our opinion, we have, among other things:

1.	Reviewed a draft of the Agreement;

2.	Evaluated United’s consolidated results based upon a review of its regulatory reports and audited financial statements for the three-year period ending December 31, 2005, and the quarter ending March 31, 2006;

3.	Conducted conversations with executive management regarding recent and projected financial performance of United;

4.	Compared United’s recent operating results with those of certain other publicly-traded banks in Texas of comparable size and performance;

C-1

Board of Directors

November 7, 2006

5.	Compared the pricing multiples for United in the Parent Merger to those of certain other similarly-performing banks in Texas that have recently been acquired;

6.	Analyzed the present value of the after-tax cash flows United could produce through the year 2010, based on assumptions provided by management;

7.	Reviewed the historical stock price data and trading volume of Prosperity’s common stock and the common stock of United; and,

8.	Performed such other analyses as we deemed appropriate.

We assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by United for the purposes of this opinion. In addition, where appropriate, we relied upon publicly available information that we believe to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

We did not make an independent evaluation of the assets or liabilities of United or Prosperity, nor were we furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for each of the companies are, in the aggregate, adequate to cover such losses.

We assumed that all required regulatory approvals will be received in a timely fashion and without any conditions or requirements that could adversely affect the Parent Merger or Prosperity’s operations following the Parent Merger.

Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.

Our opinion is limited to the fairness of the Merger Consideration, from a financial point of view, to the holders of United common stock. Moreover, this letter and the opinion expressed herein do not constitute a recommendation to any stockholder as to any approval of the Parent Merger or the Agreement. It is understood that this letter is for the information of the Board of Directors of United and may not be used for any other purpose without our prior written consent.

Based on the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the United stockholders pursuant to the Parent Merger is fair, from a financial point of view.

Very truly yours,

/s/ Sterne, Agee & Leach, Inc.

STERNE, AGEE & LEACH, INC.

C-2

Appendix D

November 7, 2006

The Board of Directors

Prosperity Bancshares, Inc.

4295 San Felipe

Houston, TX 77027

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to Prosperity Bancshares, Inc. (“Prosperity”) of the consideration offered in the proposed merger (the “Merger”) of Texas United Bancshares, Inc. (“Texas United”) into Prosperity, pursuant to the Agreement and Plan of Reorganization, dated as of July 18, 2006, between Prosperity and Texas United (the “Agreement”). Pursuant to the terms of the Agreement, Texas United shareholders will receive one share of Prosperity common stock for each Texas United share outstanding (the “Merger Consideration”).

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Prosperity and Texas United, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Prosperity and Texas United for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Prosperity. We have acted exclusively for the Board of Directors of Prosperity in rendering this fairness opinion and will receive a fee from Prosperity for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Prosperity and Texas United and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2005 of Prosperity and Texas United; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Prosperity and Texas United and certain other communications from Prosperity to its stockholders and from Texas United to its stockholders; and (iv) other financial information concerning the businesses and operations of Prosperity and Texas United furnished to us by Prosperity and Texas United for purposes of our analysis. We have also held discussions with senior management of Prosperity and Texas United regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Prosperity and Texas United with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

Keefe, Bruyette & Woods • 787 Seventh Avenue • New York, NY 10019
212.887.7777 • Toll Free: 800.966.1559 • www.kbw.com

D-1

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the respective managements of Prosperity and Texas United as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Prosperity, nor does it address the effect of any other business combination in which Prosperity might engage. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Prosperity and Texas United are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Prosperity and Texas United, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following: (i) the merger will be completed substantially in accordance with the terms set forth in the Agreement; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Prosperity and Texas United; (ii) the assets and liabilities of Prosperity and Texas United; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Merger is fair, from a financial point of view, to Prosperity.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.
Keefe, Bruyette & Woods, Inc.

D-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers of Prosperity

The Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of Prosperity Bancshares, Inc. (the “Registrant”) require the Registrant to indemnify officers and directors of the Registrant to the fullest extent permitted by Article 2.02-1 of the Business Corporation Act of the State of Texas (the “TBCA”). Generally, Article 2.02-1 of the TBCA permits a corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person was or is a director or officer if it is determined that such person (i) conducted himself in good faith; (ii) reasonably believed (a) in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation’s best interests; and/or (b) in other cases, that his conduct was at least not opposed to the corporation’s best interests; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the TBCA requires a corporation to indemnify a director or officer for any action that such director or officer is wholly successfully in defending on the merits.

The Registrant’s Amended and Restated Articles of Incorporation provide that a director of the Registrant will not be liable to the corporation for monetary damages for an act or omission in the director’s capacity as a director, except to the extent not permitted by law. Texas law does not permit exculpation of liability in the case of (i) a breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or (iv) an act or omission for which the liability of the director is expressly provided by statute.

The Registrant’s Amended and Restated Articles of Incorporation permit the Registrant to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant or who is or was serving at the request of the Registrant as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another business, foreign, domestic or non-profit corporation, partnership, joint venture, sole proprietorship, trust or other enterprise or employee benefit plan, against any liability asserted against such person and incurred by such person in such a capacity or arising out of such person’s status as such a person, whether or not the Registrant would have the power to indemnify such person against that liability.

The Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Registrant were previously filed with the Securities and Exchange Commission and are incorporated by reference into the registration statement.

Item 21.	Exhibits and Financial Statement Schedules.

(a) List of Exhibits

Exhibit(1)	Description
2.1	Agreement and Plan of Reorganization dated as of July 18, 2006 by and between the Registrant and Texas United Bancshares, Inc. (included as Appendix A to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

3.1	Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-63267) (the “Registration Statement”))

3.2	Articles of Amendment to Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

Exhibit(1)	Description
3.3	Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on April 20, 2006)

4.1	Form of certificate representing shares of the Registrant’s common stock (incorporated herein by reference to Exhibit 4 to the Registration Statement)

5.1*	Opinion of Bracewell & Giuliani LLP regarding the legality of the securities being registered

8.1*	Opinion of Bracewell & Giuliani LLP as to certain tax matters

8.2*	Opinion of Powell Goldstein LLP as to certain tax matters

10.1†	Form of Employment Agreement between the Registrant and L. Don Stricklin

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm of the Registrant

23.2	Consent of BKD, LLP, independent registered public accounting firm of Texas United Bancshares, Inc.

23.3	Consent of Grant Thornton LLP, former independent registered public accounting firm of Texas United Bancshares, Inc.

23.4*	Consent of Bracewell & Giuliani LLP, included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference

23.5*	Consent of Bracewell & Giuliani LLP, included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference

23.6*	Consent of Powell Goldstein LLP, included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference

24.1*	Power of Attorney of Directors and Officers of the Registrant, included on the signature page of this Form S-4 and incorporated herein by reference

99.1	Consent of Keefe, Bruyette & Woods, Inc.

99.2	Consent of Howe Barnes Hoefer & Arnett, Inc.

99.3	Consent of Sterne, Agee & Leach, Inc.

99.4*	Consent of L. Don Stricklin

99.5*	Form of Proxy for Special Meeting of Shareholders of Registrant

99.6*	Form of Proxy for Special Meeting of Shareholders of Texas United Bancshares, Inc.

(1)	The Registrant has other long-term debt agreements that meet the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K. The Registrant hereby agrees to furnish a copy of such agreements to the Commission upon request.
†	Management contract or compensatory plan, contract or arrangement.
*	Previously filed.

(b)	Financial Statement Schedules

None. All other schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission are not required under the related restrictions or are inapplicable, and, therefore, have been omitted.

(c)	Opinions of Financial Advisors

Furnished as Appendix B, Appendix C and Appendix D to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(a)

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston and State of Texas on November 7, 2006.

PROSPERITY BANCSHARES, INC. (Registrant)

By:	/s/ DAVID ZALMAN
David Zalman
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ DAVID ZALMAN David Zalman	Chairman of the Board and Chief Executive Officer (principal executive officer)	November 7, 2006

/s/ DAVID HOLLAWAY David Hollaway, CPA	Chief Financial Officer (principal financial officer and principal accounting officer)	November 7, 2006

/s/ NED S. HOLMES* Ned S. Holmes	Director	November 7, 2006

/s/ JAMES A. BOULIGNY* James A. Bouligny	Director	November 7, 2006

/s/ CHARLES A. DAVIS, JR.* Charles A. Davis, Jr.	Director	November 7, 2006

/s/ WILLIAM H. FAGAN* William H. Fagan, M.D.	Director	November 7, 2006

/s/ D. MICHAEL HUNTER* D. Michael Hunter	Director	November 7, 2006

/s/ S. REED MORIAN* S. Reed Morian	Director	November 7, 2006

/s/ PERRY MUELLER, JR.* Perry Mueller, Jr., D.D.S.	Director	November 7, 2006

/s/ JAMES D. ROLLINS III James D. Rollins III	Director	November 7, 2006

/s/ TRACY T. RUDOLPH* Tracy T. Rudolph	Director	November 7, 2006

/s/ HARRISON STAFFORD II* Harrison Stafford II	Director	November 7, 2006

Signature	Title	Date

/s/ ROBERT H. STEELHAMMER* Robert H. Steelhammer	Director	November 7, 2006

/s/ H. E. TIMANUS, JR.* H. E. Timanus, Jr.	Director	November 7, 2006

*By David Zalman pursuant to a Power of Attorney executed by the directors indicated above, which Power of Attorney has previously been filed with the Securities and Exchange Commission.

By:	/s/ DAVID ZALMAN
David Zalman Attorney-in-fact

EXHIBIT LIST

Exhibit(1)	Description
2.1	Agreement and Plan of Reorganization dated as of July 18, 2006 by and between the Registrant and Texas United Bancshares, Inc. (included as Appendix A to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

3.1	Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-63267) (the “Registration Statement”))

3.2	Articles of Amendment to Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

3.3	Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on April 20, 2006)

4.1	Form of certificate representing shares of the Registrant’s common stock (incorporated herein by reference to Exhibit 4 to the Registration Statement)

5.1*	Opinion of Bracewell & Giuliani LLP regarding the legality of the securities being registered

8.1*	Opinion of Bracewell & Giuliani LLP as to certain tax matters

8.2*	Opinion of Powell Goldstein LLP as to certain tax matters

10.1†	Form of Employment Agreement between the Registrant and L. Don Stricklin

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm of the Registrant

23.2	Consent of BKD, LLP, independent registered public accounting firm of Texas United Bancshares, Inc.

23.3	Consent of Grant Thornton LLP, former independent registered public accounting firm of Texas United Bancshares, Inc.

23.4*	Consent of Bracewell & Giuliani LLP, included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference

23.5*	Consent of Bracewell & Giuliani LLP, included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference

23.6*	Consent of Powell Goldstein LLP, included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference

24.1*	Power of Attorney of Directors and Officers of the Registrant, included on the signature page of this Form S-4 and incorporated herein by reference

99.1	Consent of Keefe, Bruyette & Woods, Inc.

99.2	Consent of Howe Barnes Hoefer & Arnett, Inc.

99.3	Consent of Sterne, Agee & Leach, Inc.

99.4*	Consent of L. Don Stricklin

99.5*	Form of Proxy for Special Meeting of Shareholders of Registrant

99.6*	Form of Proxy for Special Meeting of Shareholders of Texas United Bancshares, Inc.

(1)	The Registrant has other long-term debt agreements that meet the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K. The Registrant hereby agrees to furnish a copy of such agreements to the Commission upon request.
†	Management contract or compensatory plan, contract or arrangement.
*	Previously filed.